Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 10, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

on April 9, 2009, China Life Insurance Company Limited published its annual report as required under the rules of the Hong Kong Stock Exchange for the year ended December 31, 2008, a copy of which is attached as Exhibit 99.1 hereto.

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 21E of U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission, or SEC, on April 25, 2008; and in the Company’s other filings with the SEC.

The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

EXHIBIT LIST

Exhibit	Description
99.1	Annual Report, dated April 9, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
April 10, 2009		(Signature)
	Name:	Wan Feng
	Title:	President and Executive Director

EXHIBIT 99.1

Commission File Number 001-31914

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Definitions

Reporting Period	The financial year ended 31 December 2008

The Company, China Life	China Life Insurance Company Limited

The Group	The Company and its subsidiaries

CLIC	China Life Insurance (Group) Company

AMC	China Life Asset Management Company Limited

Pension Company	China Life Pension Company Limited

P&C Company	China Life Property and Casualty Insurance Company Limited

China	For the purpose of this annual report, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan region

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

Hong Kong Stock Exchange, HKSE	The Stock Exchange of Hong Kong Limited

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Corporate Information

COMPANY NAME

China Life Insurance Company Limited

DIRECTORS

Executive Directors

Yang Chao

Wan Feng

Lin Dairen

Liu Yingqi

Non-executive Directors

Miao Jianmin

Shi Guoqing

Zhuang Zuojin

Independent Non-executive Directors

Long Yongtu

Sun Shuyi

Ma Yongwei

Chau Tak Hay

Cai Rang

Ngai Wai Fung

SUPERVISORS

Xia Zhihua

Wu Weimin

Qing Ge

Yang Hong

Tian Hui

BOARD SECRETARY

Liu Yingqi

SECURITIES REPRESENTATIVE

Lan Yuxi

COMPANY SECRETARY

Heng Kwoo Seng

QUALIFIED ACCOUNTANT

Yang Zheng

AUTHORIZED REPRESENTATIVES

Wan Feng

Heng Kwoo Seng

REGISTERED OFFICE

China Life Tower

16 Chaowai Avenue, Chaoyang District

Beijing 100020, China

Tel: 86(10) 8565 9999

Fax: 86(10) 8525 2232

Website: www.e-chinalife.com

HONG KONG OFFICE

25th Floor, C.L.I. Building

313 Hennessy Road, Wanchai

Hong Kong

Tel: (852) 2919 2628

Fax: (852) 2919 2638

AUDITOR

PricewaterhouseCoopers

LEGAL ADVISERS

King & Wood

Latham &Watkins

Freshfields Bruckhaus Deringer

Debevoise & Plimpton LLP

H SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited

Room 1712-1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Hong Kong

DEPOSITARY

JPMorgan Chase Bank

4 New York Plaza, New York

New York 10004

PLACES OF LISTING

H Share: The Stock Exchange of Hong Kong Limited

Stock code: 2628

A Share: Shanghai Stock Exchange

Stock code: 601628

AMERICAN DEPOSITORY SHARES

The New York Stock Exchange

Stock Code:LFC

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Company Profile

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is the largest life insurance company in China’s life insurance market. Our distribution network, comprising exclusive agents(Note), direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, accident and health insurance. The Company is China’s leading life insurance company, a leading provider of annuity products and life insurance for both individuals and groups, and a leading provider of accident and health insurance in China. As at the end of the Reporting Period, the Company had nearly 102 million individual and group life policies and annuities, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

Note: include a small number of exclusive agents who have not yet obtained the valid agency qualification.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Financial Summary

We set out below a financial summary of the Group for the years from 2004 to 2008.

Unless otherwise stated, all the financial data of the Group set out in this annual report is prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”).

For the year ended 31 December

RMB million (Except earnings per share)	2008	2007	2006	2005	2004
Total revenues	166,811	191,372	147,311	98,212	76,806
Net profit (Note)	21,277	38,879	19,956	9,306	7,171
Basic and diluted earnings per share (RMB)	0.75	1.38	0.75	0.35	0.27

Note: Net profit refers to net profit attributable to shareholders of the Company.

As at 31 December

RMB million	2008	2007	2006	2005	2004
Total assets	1,044,828	933,704	764,395	559,219	433,671
Total liabilities	863,255	727,328	624,190	478,410	366,769
Investment assets (Note1)	937,403	850,209	686,804	494,356	374,890
Total shareholders’ equity (Note2)	180,649	205,500	139,665	80,378	66,530

Note 1:	Investment assets include debt securities, equity securities, term deposits, statutory deposits-restricted, securities purchased under agreements to resell, loans, cash and cash equivalents.

Note 2:	Total shareholders’ equity refers to equity attributable to the shareholders of the Company.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Chairman’s Statement

To operate with care, serve with integrity, fulfil social responsibilities proactively, with a view to further enhancing our corporate image and brand reputation, strive to achieve the goals of “maximum efficiency, optimal image, and best return”.

Yang Chao, Chairman

Dear Shareholders,

I am pleased to present to you the Group’s operating results for the Reporting Period.

2008 has been an extraordinary year for China. During the first half of the year, the country was hit by the snow storm in Southern China at the beginning of the year, and then by the devastating earthquake in Sichuan on 12 May 2008. In the second half of this year, China felt the impact of the global financial crisis. Due to these external factors, the Company’s operating and development environment has become very challenging. In response to this, the Company accurately assessed the macroeconomic and financial situation, the competition landscape and trends of the industry, and adopted proactive and prudent measures. As a result, the Company continued to be one of the strongest performers in the industry. The Company further enhanced its overall strength, leading position in the life insurance industry and social recognition during the year, making solid progress in the mode of development with its own characteristics.

For the Reporting Period, the Group’s total revenues reached RMB166,811 million, net profit attributable to shareholders of the Company was RMB21,277 million, and the basic and diluted earnings per share was RMB0.75. The Board of Directors recommended the payment of a final dividend of RMB0.23 per share for the year ended 31 December 2008. This will come into effect after shareholders’approval at the Annual General Meeting to be held on Monday, 25 May 2009.

The Company is the core member of China Life Insurance (Group) Company, which has been listed in “Fortune Global 500” and the World Brand Lab’s “The World’s 500 Most Influential Brands”. In 2008, the Company received the “Best Corporate Governance” award by Finance Asia, and the “Best Insurance Company in Asia 2008” and the “Best Insurance Company in China 2008” awards by Euromoney. In January 2009, Standard & Poor Rating Services, Moody’s Investors Service and Fitch Ratings assigned “A+”, “A1” and “A+” to the Company respectively, with a stable rating outlook.

SUBSTANTIAL BUSINESS GROWTH AND FURTHER ENHANCEMENT IN FINANCIAL STRENGTH

During the year, the Company fully leveraged the resources of its local branches, sales force and bancassurance channels by adopting the proactive competition strategy, resulting in a rapid growth of its insurance business. During the Reporting Period, the Group’s gross written premiums and policy fees reached RMB135,325 million, an increase of 20.9% from 2007.

According to the data released by CIRC, under PRC Generally Accepted Accounting Principles (“PRC GAAP”), the Company’s market share in 2008 was about 40.3%, up 0.5 percentage points from 2007, further enhancing the Company’s leading position in the life insurance market of China.

As at the end of the Reporting Period, the Group’s total assets reached RMB1,044,828 million, an increase of 11.9% from the end of 2007. The embedded value reached RMB240,087 million, and the solvency ratio was 310%. For the Reporting Period, value of one year’s sales of the Company reached RMB13,924 million, an increase of 15.6% from 2007.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Chairman’s Statement

MEETING WITH MARKET CHANGES PROACTIVELY AND EMPHASIZING SUSTAINABILITY OF DEVELOPMENT

In 2008, in response to the increasingly acute competition in the insurance market, the Company continued to optimize its business structure and enhance long-term development sustainability. The Company focused on the development of traditional and participating products as well as moderate growth of investment-related products such as unit-linked insurance products and universal life insurance products, with a view to continually enhancing the profitability of its insurance products and business; emphasized on the development of long-term regular premium products to further optimize the business structure; and emphasized on the development of protection-oriented insurance products to continue to enhance the core competitiveness of its insurance products.

In 2008, the Group’s first-year regular gross written premiums reached RMB30,280 million, an increase of 24.3% from 2007. First-year regular gross written premiums accounted for 93.4% of first-year gross written premiums of long-term traditional insurance contracts. Moreover, the Company’s Policy Persistency Rate1 (14 months and 26 months) reached 92.50% and 86.05% respectively. Surrender Rate2 fell to 4.38%, a 1.62 percentage point decrease from 2007.

[1]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[2]	According to PRC GAAP

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Chairman’s Statement

PRUDENT INVESTMENT STRATEGY, FURTHER OPTIMIZING INVESTMENT PORTFOLIO

The sharp fall in capital markets during 2008 due to global financial crisis resulted in substantial pressure on the Company’s investment. The Company adopted the prudent investment strategy, optimized the investment portfolio according to the market situations by reducing the proportion of equity investment and increased the investment in fixed-income securities, and endeavored to increase the efficiency of investment. As at the end of the Reporting Period, the proportion of debt securities increased from 52.1% at the end of 2007 to 61.4%, the proportion of term deposits increased from 19.8% at the end of 2007 to 24.4%, and the proportion of equity securities decreased from 23.0% at the end of 2007 to 8.0%.

The Company correctly assessed the situation in the international financial markets, and effectively controlled its investment risk during the market turmoil. The Company did not invest in any foreign debts, stocks and derivatives directly related to the subprime crisis. Moreover, the Company’s US$ 260 million investment in the initial public offering of Visa International generated an investment return of close to 70%.

As at the end of the Reporting Period, the Group’s investment assets reached RMB937,403 million, an increase of 10.3% from the end of 2007. For the Reporting Period, the net investment yield3 was 4.96% and the gross investment yield4 was 3.40%.

STEADY DEVELOPMENT OF DISTRIBUTION CHANNELS AND SALES TEAMS

In 2008, the exclusive individual agents channel continued to be the core distribution channel for the Company, supplemented by the group insurance and bancassurance channels. These three channels witnessed steady development in the year. While ensuring the Company’s business growth, the exclusive agents channel focused on the sale of long- term regular premium products, the group insurance channel focused on developing the more profitable accident insurance business, and regular-premium business through the bancassurance channel also grew quite strongly.

As at the end of the Reporting Period, the Company had about 716,000 exclusive agents, an increase of 78,000 from the end of 2007. The proportion of exclusive agents holding valid licenses was 99.6%. The Company optimized the structure of its direct sales team, which has over 12,600 representatives. The Company had nearly 94,000 intermediary bancassurance outlets, including commercial bank branches, postal savings outlets and cooperative savings institutions. In addition, the Company has over 26,000 client service managers for its bancassurance channel, an increase of 44% from the end of 2007, while the number of financial advisors in the bancassurance channel was over 11,000, an increase of 110% from the end of 2007.

[3]	The net investment yield = net investment income / ((investment assets at the beginning of the period - securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period - securities sold under agreements to repurchase at the end of the period) / 2)
[4]	The gross investment yield = (net investment income + net realized gains/(losses) on financial assets + net fair value gains/(losses) on assets at fair value through income) / ((investment assets at the beginning of the period - securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period - securities sold under agreements to repurchase at the end of the period) / 2)

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Chairman’s Statement

ACCELERATING MANAGEMENT REFORM AND INNOVATION AND ENHANCING RISK CONTROL CAPABILITY

In 2008, the Company continued to deepen the reform on the modern enterprise management system. While optimizing the provincial centralization of business management, customer service, finance and information technology, the Company also initiated centralized management of the exclusive agents distribution channel at the provincial level. Five regional audit centers directly subordinate to the headquarters were established, and the internal audit system was rebuilt to strengthen the audit and supervision capabilities of the Company. In addition, the Company restructured the information technology function, and established its Beijing research and development centre and Shanghai database centre to form a professional research and development and operation support system.

In 2008, the Company further enhanced its internal risk control system. The Company established Sales Supervision Department and restructured its Internal Control and Compliance Department and Legal Affairs Department into Internal Control and Risk Management Department and Legal Affairs and Compliance Department through functional adjustment to clarify roles and responsibilities of risk management and properly allocate resources. The Company’s risk control capability was further improved by strengthening its risk prospecting system, implementing special-purpose risk audits, stepping up efforts on investigation of improper sales cases, and implementing continuous auditing and effectiveness monitoring of the entire system.

CORPORATE GOVERNANCE

In 2008, the Company aimed at continually improving its corporate governance structure and system so that its shareholders’ general meeting, Board of Directors, Supervisory Committee and senior management could fully perform their roles in decision-making, strategy execution, operating management and risk monitoring and control. During the year, the composition of the Board of Directors and its committees were readjusted with the election of new Directors, namely, Mr. Miao Jianmin, Mr. Lin Dairen and Ms. Liu Yingqi. The Board of Directors believes that the three newly elected Directors, with their rich experiences in the insurance industry, would make considerable contribution to the Company.

CORPORATE SOCIAL RESPONSIBILITY

The Company has always been a caring member of the society and has proactively fulfilled its social responsibilities. In 2008, the Company, the Company’s employees and exclusive agents, together with China Life Charity Foundation donated more than RMB60 million after the snow storm in Southern China and the earthquake in Wenchuan, Sichuan. In addition, the Company donated accident insurance to 12 types of disaster relief personnel such as soldiers and policemen involved in these events. The Company also announced to cover basic living expenses of earthquake orphans through China Life Charity Foundation. For supporting the national aerospace development, the Company provided insurance for the astronauts and scientists of the Shenzhou VII spacecraft. The Company was also conferred with the “Olympic Volunteers Advanced Organizational Units” for the excellent performance of its Olympic Audience Call Center volunteer team. Further, the Company received the China Charity Award, the highest charity award from the government, for the Company’s outstanding charitable contributions.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Chairman’s Statement

OUTLOOK

2009 is expected to be a more difficult year full of uncertainties, both for international and domestic economies and financial markets. In accordance with the requirements of all-round, coordinated and sustainable development, the Company considers development as its top priority, and will strive to achieve stable growth of insurance business. Meanwhile, the Company will continue to enhance business profitability through significantly restructuring the mix of its insurance portfolio. It will also further carry on the reform on its modern operation and management system to drive the momentum for continuous growth. Moreover, the Company will continue to strengthen its risk management and control capabilities to ensure sound business development. The Company will strive to capture business opportunities as its own situation permits, while emphatically guarding against various risks. The Company will continue to operate with care, serve with integrity, and fulfil social responsibilities proactively, with a view to further enhancing our corporate image and brand reputation, and strive to achieve the goals of “maximum efficiency, optimal image, and best return”, as well as create greater value for our shareholders.

By order of the Board

Yang Chao

Chairman

Beijing, China

25 March 2009

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Business Review

INSURANCE BUSINESS

For the year ended 31 December								RMB million

	Gross written premiums			Deposits			Policy fees
	2008	2007	Change (%)	2008	2007	Change (%)	2008	2007	Change (%)
Individual life insurance	108,235	91,420	18.4	155,163	72,069	115.3	13,217	7,064	87.1
First-year business	32,099	25,480	26.0	144,396	60,182	139.9
Single	1,828	1,273	43.6	139,281	56,644	145.9
First-year regular	30,271	24,207	25.1	5,115	3,538	44.6
Renewal business	76,136	65,940	15.5	10,767	11,887	–9.4

Group life insurance	324	876	–63.0	21,106	22,158	–4.7	507	627	–19.1
First-year business	315	854	–63.1	21,106	22,143	–4.7
Single	306	705	–56.6	21,106	22,061	–4.3
First-year regular	9	149	–94.0	—	82	–100.0
Renewal business	9	22	–59.1	—	15	–100.0

Accident and health insurance	13,042	11,899	9.6
Short-term accident insurance	6,153	5,495	12.0
Short-term health insurance	6,889	6,404	7.6

Total	121,601	104,195	16.7	176,269	94,227	87.1	13,724	7,691	78.4

1.	Gross written premiums and policy fees

For the Reporting Period, the Company’s gross written premiums and policy fees were RMB135,325 million, an increase of 20.9% from 2007, among which the gross written premiums and policy fees attributable to individual life insurance business were RMB121,452 million, an increase of 23.3% from 2007.

For the Reporting Period, the gross written premiums from long-term traditional insurance contracts were RMB108,559 million, and the first-year gross written premiums of long-term traditional insurance contracts were RMB32,414 million, an increase of 23.1% from 2007, of which the first-year regular gross written premiums were RMB30,280 million, an increase of 24.3% from 2007. The first-year regular gross written premiums accounted for 93.4% of the first-year gross written premiums of long-term traditional insurance contracts, an increase of 0.9 percentage points from 2007. The first-year gross written premiums of individual life insurance reached RMB32,099 million, accounting for 29.7% of the gross written premiums of individual life insurance. And the first-year regular gross written premiums reached RMB30,271 million, accounting for 94.3% of the first-year gross written premiums.

The Company sells both participating and non-participating life insurance products. For the Reporting Period, the gross written premiums attributable to individual life insurance participating products and non-participating products were RMB60,308 million and RMB47,927 million respectively.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Business Review

2.	Deposits

Deposits are gross additions to long-term investment-type insurance contracts and investment contracts (collectively, investment-type contracts). Total deposits increased by 87.1% comparing to the same period of 2007. This increase was primarily due to an increase in business volume.

Total deposits from participating products increased by RMB70,699 million, or 85.0%, to RMB153,880 million in 2008 from RMB83,181 million in 2007. Total policy fees from participating products increased by RMB5,565 million, or 100%, to RMB11,128 million in 2008 from RMB5,563 million in 2007.

INVESTMENTS

For the Reporting Period, the Group’s net investment yield reached 4.96%, an decrease of 0.8 percentage point from 2007. The Group’s gross investment yield reached 3.40%, an decrease of 6.84 percentage points from 2007.

As at the end of the Reporting Period, the investment portfolios of the Group were as follows:

As at 31 December				RMB million

	2008		2007
	Volume	Proportion (%)	Volume	Proportion (%)
Debt Securities	575,885	61.4	443,181	52.1
Held-to-maturity securities	211,929	22.6	195,703	23.0
Available-for-sale securities	356,220	38.0	241,382	28.4
At fair value through income (held-for-trading)	7,736	0.8	6,096	0.7
Equity Securities	75,082	8.0	195,147	23.0
Available-for-sale securities	68,719	7.3	176,133	20.7
At fair value through income (held-for-trading)	6,363	0.7	19,014	2.3
Term deposits	228,272	24.4	168,594	19.8
Statutory deposits-restricted	6,153	0.7	5,773	0.7
Loans	17,926	1.9	7,144	0.8
Securities purchased under agreements to resell	—	—	5,053	0.6
Cash and cash equivalents	34,085	3.6	25,317	3.0

DISTRIBUTION CHANNELS

The Company has the largest and most extensive distribution force and network in the life insurance sector in China. The distribution network of the Company covers all provinces, municipalities and autonomous regions of China.

Exclusive agents, direct sales force and bancassurance intermediaries comprising mainly outlets of commercial banks, postal savings bank and cooperative savings institutions are the three major distribution channels of the Company. In 2008, the Company’s distribution channels remained steady.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Business Review

Distribution channel	As at 31 December 2008	As at 31 December 2007
Exclusive agents	716,000	638,000
Direct sales force	12,600	13,000
Bancassurance sales outlets	94,000	90,000

(1)	Exclusive Agents

The exclusive agents are the Company’s core distribution channel for individual life, individual accident and individual health insurance products. As at the end of the Reporting Period, the Company had over 16,000 field offices and approximately 716,000 exclusive agents. The proportion of certificate holders among our exclusive agents was 99.6%.

The Company pays high attention to the development of exclusive agents team. In 2008, the Company included the proportion of certificate holders as one of the performance appraisal parameters for its branches and strengthened follow-up oversight on the branches’ execution which resulted in the rapid growth of certificate holders. As at the end of the Reporting Period, the number of certificated exclusive agents reached 713,000, an increase of nearly 90,000 from the end of 2007. The Company also aimed to continue to enhance agents’ productivity by improving their sales skills, tightening management on their daily activities, further regularizing fundamental rules and policies on sales force management and their implementation, and strengthening management skill training to agent managers.

(2)	Direct Sales Representatives

The Company’s direct sales representatives are the primary distribution force for its group life insurance, group annuities, accident insurance, short-term health insurance and group long-term health insurance. As at the end of the Reporting Period, the number of direct sales representatives of the Company was about 12,600.

In 2008, the Company continued to promote the professionalism and capability of the group insurance sales team by strengthening their training and experimenting with the establishment of sales assistant team. While further consolidating the direct sales channel, the Company also devoted efforts to expand the intermediary channel besides banks and post savings banks, and had established cooperative relationship with many dedicated and non-dedicated agencies

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Business Review

(3)	Bancassurance Sales Outlets

The Company also sells insurance products through intermediaries such as commercial banks, postal savings bank and cooperatives savings institutions. As at the end of the Reporting Period, the number of bancassurance sales outlets of the Company reached approximately 94,000, and the number of client service managers and financial advisors devoted to this channel was over 26,000 and 11,000 respectively, both increased over the same period of 2007.

In 2008, the Company strengthened the development planning and sales management of the bancassurance sales team. The Company continued to consolidate the cooperation with the four state-owned commercial banks and postal savings bank and enhanced the cooperation with the medium and small commercial banks. The Company also stepped up on intensive management of the bancassurance sales outlets.

BUSINESS MANAGEMENT AND CUSTOMER SERVICE

In 2008, the Company continued to enhance the quantity and efficiency of business management. Through a series of stringent management measures, the Company further improved the level of business management and customer service. At the same time, the Company accelerated standardization of its customer service centers and preliminarily established the standardized customer service system with hardware as the basis and software as the main component.

In 2008, the Company further built up the “China Life 1+N” Service Brand with the image of “Nice, Excellent and Distinguished”. The Company introduced “China Life Crane Card” as the physical carrier of the “China Life 1+N”Service Brand, and kept on innovating the basic and value-added services of insurance policies. The Company’s centralized service platform “95519” Call Center was granted “China’s Best Call Center” for the fifth consecutive year.

INTERNAL CONTROL AND RISK MANAGEMENT

In 2008, the Company strived to bring the internal control and risk management work to a higher level, established the framework for the comprehensive risk management system and issued “Implementation opinions on establishment of the comprehensive risk management system” to all branches. The Company rolled out internal control standards among all branches and accomplished continuous compliance with internal control requirements through integrating risk-based internal control assessment. At the same time, the Company also further standardized the anti-money laundering work by consummating anti-money laundering rules according to related laws and regulations.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Management Discussion and Analysis

1.	OPERATING RESULTS

Year ended 31 December 2008 compared with year ended 31 December 2007

For the year ended 31 December			RMB million

	2008	2007	Change(%)
Net premiums earned and policy fees	134,650	111,404	20.9
Individual life insurance business	121,434	98,470	23.3
Group life insurance business	831	1,503	-44.7
Accident and health insurance business (short-term products)	12,385	11,431	8.3
Net investment income	44,050	44,020	0.1
Net realized gains on financial assets	(6,516)	15,385	-142.4
Net fair value gains on assets at fair value through income (held-for-trading)	(7,296)	18,843	-138.7
Debt securities	287	366	-21.6
Equity securities	(7,583)	18,477	-141.0
Other Income	1,923	1,720	11.8

Net Premiums Earned and Policy Fees

Net premiums earned and policy fees increased by 20.9% from 2007. This increase was primarily due to increases in net premiums earned from the individual life insurance and accident and health insurance businesses, and increase in policy fees from individual life insurance business.

Net premiums earned from participating products of long-term traditional insurance contracts were RMB60,305 million in 2008, an increase of 28.4% from RMB46,972 million in 2007. This increase was primarily due to our increased sales efforts for participating products. Of total net premiums earned in 2008, RMB2,134 million was attributable to single premium products and RMB106,425 million was attributable to regular premium products (including both first-year and renewal premiums).

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Management Discussion and Analysis

Individual Life Insurance Business

Net premiums earned and policy fees from the individual life insurance business increased by 23.3% from 2007. This increase was primarily due to increases in the business volume of traditional and participating products of individual life insurance business.

Group Life Insurance Business

Net premiums earned and policy fees from the group life insurance business decreased by 44.7% from 2007. This decrease was primarily due to the significant impact on the supplemental corporate annuity market from the corporate annuity policy put forward by the government. Under such circumstance, the Company changed our business model and actively readjusted our annuity business strategy.

Accident and Health Insurance Business

Net premiums earned from the accident and health insurance business (both of which comprise short-term products) increased by 8.3% from 2007. This increase was primarily due to our increased sales efforts for accident and health insurance business.

Net Investment Income

Net investment income increased by 0.1% from 2007. This increase was primarily due to the increase of fixed- income investment, which offset in part the decrease in investment yield.

The net investment yield for 2008 was 4.96%, a 0.8 percentage point decrease from 2007. This decrease was primarily due to the decrease of dividends from equity investments.

Net Realized Gains/(losses) on Financial Assets

Net realized gains/(losses) on financial assets decreased by 142.4% from 2007. This decrease was primarily due to the sharp fall of capital market.

Net Fair Value Gains/(losses) on Assets at Fair Value through Income (Held-for-Trading)

Net fair value gains/(losses) on assets at fair value through income (held-for-trading) decreased by 138.7% from 2007.

In particular, net fair value gains on assets at fair value through income (held-for-trading) on debt securities decreased by 21.6% from 2007. Net fair value gains/(losses) on assets at fair value through income (held-for- trading) on equity securities decreased by 141.0% from 2007.

This decrease was primarily due to the sharp fall of capital market.

Other Income

Other income increased by 11.8% from 2007. This increase was primarily due to the increase in the fee income from relevant agency business.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Management Discussion and Analysis

For the year ended 31 December			RMB million

	2008	2007	Change(%)
Insurance benefits and claims	(89,823)	(76,288)	17.7
Individual life insurance business	(82,057)	(68,990)	18.9
Group life insurance business	(213)	(955)	–77.7
Accident and health insurance business (short-term products)	(7,553)	(6,343)	19.1
Interest credited to investment contracts	(1,358)	(1,138)	19.3
Increase in deferred Income	(21,139)	(9,859)	114.4
Policyholder dividends resulting from participation in profits	(2,492)	(29,251)	–91.5
Amortization of deferred policy acquisition costs	(11,784)	(13,461)	–12.5
Underwriting and policy acquisition costs	(3,394)	(2,725)	24.6
Administrative expenses	(12,110)	(11,798)	2.6
Other operating expenses	(1,891)	(1,651)	14.5

Insurance Benefits and Claims

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by 17.7% from 2007. This increase was due to the increase in business volume and the accumulation of liabilities. Life insurance death and other benefits increased by 2% to RMB17,777 million in 2008 from RMB17,430 million in 2007. This increase was primarily due to the increase in business volume and the accumulation of liabilities. Life insurance death and other benefits as a percentage of gross written premiums and policy fees were 13.1% and 15.6% in 2008 and 2007 respectively. Interest credited to long-term investment-type insurance contracts increased by 28.3% to RMB9,212 million in 2008 from RMB7,181 million in 2007. This increase primarily reflected an increase in the total policyholder account balance.

Insurance benefits and claims, net of amounts ceded through reinsurance, attributable to participating products increased by 25.2% to RMB47,531 million in 2008 from RMB37,962 million in 2007. Of these insurance benefits and claims attributable to participating products, life insurance death and other benefits decreased by 4.7% to RMB8,813 million in 2008 from RMB9,248 million in 2007; the increase in liability of long-term traditional insurance contracts increased by 37.8% to RMB31,060 million in 2008 from RMB22,548 million in 2007; and the interest credited to long-term investment-type insurance contacts increased by 24.2% to RMB7,658 million in 2008 from RMB6,166 million in 2007.

Individual Life Insurance Business

Insurance benefits and claims for the individual life insurance business increased by 18.9% from 2007. This increase was primarily due to the increase in business volume and the accumulation of liabilities.

Of these insurance benefits and claims, life insurance death and other benefits increased by 2.7% to RMB16,915 million in 2008 from RMB16,463 million in 2007. This increase was primarily due to the increase in the number of policies in force, the accumulation of liabilities and the number of insurance policies reaching maturity. The increase in liability of long-term traditional insurance contracts increased by 23.3% to RMB55,957 million in 2008 from RMB45,370 million in 2007. The increase in liability of long-term traditional insurance contracts was primarily due to the increase in business volume and the accumulation of liabilities.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Management Discussion and Analysis

Group Life Insurance Business

Insurance benefits and claims for the group life insurance business decreased by 77.7% from 2007. This decrease was primarily due to a decrease in business volume of group life insurance business.

Of these insurance benefits and claims, life insurance death and other benefits decreased by 10.9% to RMB862 million in 2008 from RMB967 million in 2007 and the increment in long-term traditional insurance contracts liabilities decreased by RMB640 million to RMB(676) million in 2008 from RMB (36) million in 2007.

Accident and Health Insurance Business

Insurance benefits and claims for the accident and health insurance business (both of which comprise short-term products) increased by 19.1% from 2007. This increase was primarily due to an increase in business volume.

Interest Credited to Investment Contracts

Interest credited to investment contracts increased by 19.3% from 2007. This increase primarily reflected an increase in the total investment contracts account balance. Interest credited to participating investment contracts increased by 20.2% to RMB1,309 million in 2008 from RMB1,089 million in 2007.

Increase in Deferred Income

Increase in deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment-type insurance contracts and investment contracts. The increase in deferred income increased by 114.4% from 2007. This increase was primarily due to an increase in business volume.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits decreased by 91.5% from 2007. This decrease was primarily due to a decrease in investment yield for participating products.

Amortization of Deferred Policy Acquisition Costs

Amortization of deferred policy acquisition costs decreased by 12.5% from 2007. This decrease was primarily due to a decrease in investment yield.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs primarily reflect the non-deferrable portion of underwriting and policy acquisition costs. Underwriting and policy acquisition costs increased by 24.6% from 2007. Underwriting and policy acquisition costs were approximately 2.5% of net premiums earned and policy fees both in 2008 and 2007.

Underwriting and policy acquisition costs in the individual life insurance business increased by 20.3% from 2007. This increase was primarily due to an increase of business volume and the more intense market competition. Underwriting and policy acquisition costs in the group life insurance business increased by 133.3% from 2007. This increase was primarily due to an increase of business volume and the more intense market competition. Underwriting and policy acquisition costs in the accident and health insurance business increased 36.3% from 2007. This increase was primarily due to an increase of business volume and the more intense market competition.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Management Discussion and Analysis

Administrative Expenses

Administrative expenses include the non-deferrable portion of policy acquisition costs, as well as employees’ remuneration and other administrative expenses. Administrative expenses increased by 2.6% from 2007. This increase was primarily due to an increase in business volume and was offset by the impact of stricter cost control.

Other Operating Expenses

Other operating expenses, which primarily consist of foreign exchange losses and expenses for non-core business, increased by 14.5% from 2007. This increase was primarily due to the increase in donation expense and interest for securities sold under agreements to repurchase.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax expense, including current and deferred taxations, decreased by 78.0% from 2007. This decrease was primarily due to a decrease of net profit before income tax. Our effective tax rate for 2008 was 6.1%, which decreased by 7.8 percentage points from an effective tax rate for 2007 of 13.9%. The decrease was due to a decrease in net profit before income tax.

For the year ended 31 December			RMB million

	2008	2007	Change(%)
Net profit attributable to shareholders of the Company	21,277	38,879	–45.3

Individual life insurance business	21,256	41,202	–48.4

Group life insurance business	499	1,563	–68.1

Accident and health insurance business (short-term products)	576	2,356	–75.6

Net Profit Attributable to Shareholders of the Company

For the reasons set forth above, net profit attributable to shareholders of the Company decreased by 45.3% from 2007.

Individual Life Insurance Business

Net profit in the individual life insurance business decreased by 48.4% from 2007. This decrease was primarily due to the decrease in investment income.

Group Life Insurance Business

Net profit in the group life insurance business decreased by 68.1% from 2007. This decrease was primarily due to the decrease in investment income.

Accident and Health Insurance Business

Net profit in the accident and health insurance business (both of which comprise short-term products) decreased by 75.6% from 2007. This decrease was primarily due to the more intense market competition.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Management Discussion and Analysis

2.	LIQUIDITY AND CAPITAL RESOURCE

Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, and net investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB34,085 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB228,272 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at 31 December 2008, investments in debt securities had a fair value of RMB592,554 million. As at 31 December 2008, investments in equity securities had a fair value of RMB75,082 million. However, the China securities market is still at an early stage of development, and we are subject to market liquidity risk because the market capitalization and trading volumes of the public exchanges are much lower than those in more developed financial markets. We also are subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time some of our positions in our investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our shareholders. Liabilities arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Consolidated Cash Flows

Net cash provided by operating activities was RMB84,779 million in 2008, a decrease of RMB38,075 million from RMB122,854 million in 2007. This decrease was primarily due to a decrease in net profit before income tax and an increase of actual expense on policy dividends.

Net cash used in investment activities was RMB156,471 million in 2008, an increase of RMB17,957 million from RMB138,514 million in 2007. This increase was primarily due to the arrangement of investment activities.

Net cash provided by financing activities was RMB80,748 million in 2008, an increase of RMB89,477 million from RMB (8,729) million in 2007. This change was primarily due to the arrangement of investment activities.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Management Discussion and Analysis

Our global share offering in December 2003 provided cash proceeds of approximately RMB24,707 million (US$3,062 million). As at the end of the Reporting Period, part of the cash proceeds from our global offering was held in bank deposit accounts denominated in foreign currencies in China, part of which were held as structured deposits. We gradually converted approximately US$300 million of the cash proceeds into Renminbi to reduce foreign exchange risks and used approximately US$425 million for investments in foreign-currency denominated debts in China. We used approximately US$433 million for investments in Guangdong Development Bank in December 2006. In addition, we invested in the H shares of China Construction Bank Corporation, Bank of China Limited, Industrial and Commercial Bank of China Limited, China CITIC Bank Corporation Limited, China National Materials Company Limited and China South Locomotive & Rolling Stock Corporation Limited in their initial public offerings. As at the end of the Reporting Period, we have sold most of these H shares. In addition, we used approximately US$260 million for investment in IPO of Visa International and generated an investment return of close to 70%.

Our A share offering in December 2006 provided cash proceeds of approximately RMB27,810 million. We received such cash proceeds on 29 December 2006. As at the end of the Reporting Period, the cash proceeds from our A share offering were used to strengthen our capital base.

3.	RATIO OF ASSETS AND LIABILITIES

The ratio of assets and liabilities of the Group as at 31 December 2008 and 31 December 2007 are as follows:

	31 December 2008	31 December 2007
Ratio of assets and liabilities[5]	82.6%	77.9%

4.	INSURANCE SOLVENCY REQUIREMENTS

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows the Company’s solvency ratio as at the end of the Reporting Period:

	RMB million (except percentage data)

	As at 31 December 2008	As at 31 December 2007
Actual capital	124,540	168,357
Minimum capital	40,156	32,054

Solvency ratio	310%	525%

The decrease of solvency ratio was primarily due to the substantial growth of insurance business volume and the sharp fall of capital market.

[5] Ratio of assets and liabilities=total liabilities/total assets

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Management Discussion and Analysis

5.	DIFFERENCE IN ACCOUNTING STANDARDS

On 7 August 2008, the Ministry of Finance issued the No.2 Interpretation of Accounting Standard for Business Enterprises, which requires dual listed companies to recognize, measure and report the same items with same accounting policies and estimates unless exempted in the Interpretation. According to the Notification on the implementation of the No.2 Interpretation of Accounting Standard for Business Enterprises during 2008 Annual Report preparation, issued by the Ministry of Finance on 26 December 2008, and the No.48 [2008] Announcement issued by CSRC on 28 December 2008, listed companies who issued both A shares and H shares were required to take steps to remove the differences under different Accounting Standards and make appropriate disclosures in their 2008 Annual Report. CIRC issued the Notification on the Implementation of the No.2 Interpretation of Accounting Standard for Business Enterprises in the Insurance Sector (No.1 [2009] of CIRC). According to this notification, when insurance companies prepare their 2009 financial reports, the accounting policies that cause differences in A Share and H Share financial reports will be modified. The implementation standard will be issued later. The Group is waiting for the implementation standards to evaluate the effect of the No.2 Interpretation of Accounting Standard for Business Enterprises.

1.	Net profit reconciliation from PRC GAAP to HKFRS

	RMB million

	For the year ended 31 December 2008	For the year ended 31 December 2007
Net profit attributable to shareholders of the Company under the PRC GAAP	10,068	28,116
Reconciling items:
Insurance related adjustments	14,581	10,486
– Deferred policy acquisition costs (i)	13,448	4,019
– Premiums, benefits and reserves of insurance and investment contracts (ii)	1,133	6,467
Impact on associates incurred from difference in accounting standards (iii)	259	—
Reversal of property, plant and equipment revaluation surplus and its related depreciation (iv)	105	112
Deferred tax effects	(3,736)	165

Net profit attributable to shareholders of the Company under HKFRS	21,277	38,879

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Management Discussion and Analysis

2.	Shareholders’ equity reconciliation from PRC GAAP to HKFRS

	RMB million

	As at 31 December 2008	As at 31 December 2007
Shareholders’ equity attributable to shareholders of the Company under the PRC GAAP	134,957	170,213
Reconciling items:
Insurance related adjustments	61,902	48,393
– Deferred policy acquisition costs (i)	58,270	40,852
– Premiums, benefits and reserves of insurance and investment contracts (ii)	3,632	7,541
Impact on associates incurred from difference in accounting standards (iii)	259	—
Reversal of property, plant and equipment revaluation surplus and its related depreciation (iv)	(1,239)	(1,344)
Deferred tax effects	(15,230)	(11,762)

Shareholders’ equity under HKFRS	180,649	205,500

Notes:

(i)	Deferred policy acquisition costs (DAC)

Under the PRC GAAP, commission, brokerage and operating expenses are recorded in the income statement when incurred. The actuarial reserving method employed under the PRC GAAP makes an implicit allowance for first year expenses in excess of policy loadings. Under HKFRS, The costs of acquiring new and renewal business which vary with and are primarily related to the production of new and renewal business are deferred. DAC for long-term traditional insurance contracts are amortized over the premium paying period as a constant percentage of expected premiums. DAC for long-term investment type insurance contracts and investment contracts are amortized over the expected life of the contracts as a constant percentage of the present value of estimated gross profits expected to be realized over the life of the contracts.

(ii)	Premiums, benefits and reserves of insurance and investment contracts

Under the PRC GAAP, the long-term products comprise life insurance and long-term health insurance, whose premiums received and benefits paid are recognized in current period’s income statement. Under HKFRS, the long-term products are classified into 4 categories: long-term traditional insurance contracts, long-term investment type insurance contracts, investment contracts with DPF and investment contracts without DPF. For the last three categories, premiums and interests earned are accounted as deposits to the related policy accounts while benefits as well as policy fees, mortality and surrender charges are accounted as withdrawals from the related policy accounts. The reconciling item also includes an amount resulting from differences in actuarial reserving methodologies. Under the PRC GAAP, unearned premium reserve is provided for the future insurance obligations from insurance business with policy terms of no more than one year. In accordance with HKFRS 4 – Insurance Contract, premiums from short-duration contracts ordinarily shall be recognized as revenue over the period of the contract in proportion to the amount of insurance protection provided.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Management Discussion and Analysis

(iii)	Impact on associates incurred from difference in accounting standards

The difference between PRC GAAP and HKFRS exist in the Company’s associate, China Life Property and Casualty Insurance Company Limited. The impact on the profit and shareholders’ equity of China Life Property and Casualty Insurance Company Limited from above difference influence the Croup through equity method.

(iv)	Reversal of property, plant and equipment revaluation surplus and its related depreciation

Under PRC GAAP, the Group recognized capital surplus arising from assets revaluation (mainly property, plant and equipment). Under Hong Kong Accounting Standard 16 – Property, Plant and Equipment, the Company has chosen the cost model as its accounting policy and does not recognize any revaluation relating to property, plant and equipment. The revaluation surplus and its related depreciation under the PRC GAAP are reversed under HKFRS.

6.	FACTORS WHICH MAY IMPACT ON THE OPERATION OF THE COMPANY

The year 2008 witnessed rapid changes in the world’s economy. The increase of uncertain and unstable factors, the worldwide spreading of the financial crisis of the United States and the increased turbulence in the international financial markets had significant impact on the global economic growth. To cope with the complex and volatile external economic and financial environment, the Chinese government implemented practical yet effective measures, promptly shifting the macro economic control objective from the former “double prevention” and “maintenance and control” to “securing increase, expanding domestic demands and adjusting structures,” which allowed the economic growth rate for the year to remain at the high 9% level, while demonstrating fast growth, structural improvement and expansion in domestic demand and creating a favorable environment for the rapid growth of the insurance sector.

At the same time, the adjustment to credit policies, fluctuations in exchange rates and interest rates, changes in cost factor prices and natural disasters, etc. also affected the Company’s operations on different levels:

(1)	Effects of the adjustment to credit policies

To ensure ongoing and steady economic growth, China shifted from a tight monetary policy to a moderately relaxed one. In 2008, the one-year deposit interest rate and deposit reserve ratio were lowered by 1.89 percentage points and 4 percentage points, respectively, which made a considerable impact on the sales of participating products and investment-type products, revenues from long-term debt securities and bank negotiated deposits of the Company.

(2)	Effects of the adjustment to exchange rate policies

In the course of business, fluctuations in exchange rates will affect the Company’s foreign currency denominated assets, debts, foreign currency exchange business, solvency, and financing and investment activities. In 2008, the appreciation in RMB against the United States Dollar had a negative impact on the exchange losses and gains of the Company’s foreign currency denominated assets. However, since the foreign currency denominated assets held by the Company accounted for a relatively low percentage of its total assets, such appreciation only had a small impact on the investment income of the Company in 2008.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Management Discussion and Analysis

(3)	Effects of the changes in cost factor prices

Since May 2008, the consumer price index (the “CPI”) rapidly decreased which provided favorable conditions for the Company to control cost expenditures, reduce operating costs and increase current profits. In the meantime, the Company strengthened its budget management and cost control, thereby lowering current operating costs. With the implement of Labor Contract Law, the Company further standardized its employment regulations and the cost of human resource increased accordingly.

(4)	Effects of natural disasters

The snow disaster and Wenchuan earthquake in 2008 increased the current claim payments of the Company. In 2008, claims payments paid by the Company for the snow disaster and for the earthquake were RMB11.916 million and about RMB153 million, respectively.

2009 could be the most difficult year for China’s insurance industry since 2000. The harsh external environment will make increasing product sales and net income difficult for the Company. Restricted by policies, the Company will not be able to hedge and avoid risks in foreign exchange through financial derivative products, which will result in certain exchange losses. The slow growth of price of goods domestically will help the Company lower operating costs. Moreover, the occurrence of natural disasters will increase the claim payments of the Company. However, the extent of such increase will depend on many factors, including the nature, severity of the disaster and insurance coverage of the Company.

7.	RISK FACTORS WHICH MAY IMPACT ON THE STRATEGIC DEVELOPMENT AND BUSINESS OBJECTIVES OF THE COMPANY

(1)	Macro economic policy risk

The business development of the Company is affected to a great extent by macro economic factors such as government policy, economic growth, changes in demographic structure, consumer spending and demand and reform of the social security system and medical system. In recent years, China’s economy has been persistently growing at a high rate, per capita disposable income has been constantly increasing, conditions for insurance funds application have been improving, and reform of the social security and medical system has been progressing. These factors foster the rapid development of the insurance sector in China, particularly life insurance. Since 2008, the subprime lending crisis in the United States has continued to intensify and gradually turned into a global financial crisis, triggering worldwide financial turmoil and global economic recession while adversely affecting China’s financial market and substantive economy. In order to effectively respond to this financial crisis and ensure persistent, rapid and healthy economic development, the government has been implementing powerful expansionary fiscal and monetary policies, which is helpful in keeping the economy from declining further and promoting healthy economic development. However, it is uncertain whether the Company will profit from all such policies. Operating results and financial conditions of the Company may be exposed to interest risks due to the government’s relaxed monetary policy. On the other hand, the insurance sector-wide implementation of the No.2 Interpretation of Accounting Standard for Business Enterprises in 2009 and changes to capital market and tax policies will also bring uncertainties. If the rate of economic development slows down in the future, the steady implementation of our business plans and the ongoing improvement of our financial condition may also be adversely affected.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Management Discussion and Analysis

(2)	Insurance business development risk

Should there be a downturn in China’s economy, some enterprises may encounter difficulties in operation, employment may fall sharply, and the rate of increase in the income of citizens would slow down. Such factors may affect some enterprises’ and citizens’ ability and appetite to purchase insurance products. Hence, the rate of increase of premiums of the Company will be affected accordingly. If the proceeds of participating products of the Company fail to meet consumer expectations, surrenders and withdrawals of policies of such products may increase. With the presence of an ever-increasing number of insurance companies in China, the accelerated pace of integrated operations as well as the penetration of the insurance business by financial institutions and increasing innovation in financial products, the Company faces a more complicated competitive environment. The Company has always been in a leading position amid keen competition in the market. We have been adopting market-oriented and active competitive measures to solidify our market position. However, with the increasingly keen market competition, our business growth and market position may face increasing pressure.

(3)	Investment risk

The Company chooses a variety of investments based on its own characteristics and needs under the regulatory framework. Investments will be managed according to the principles of return, safety and liquidity. However, with the ever-increasing uncertainty and complexity of the global economy, investment risks of the Company will increase accordingly, particularly with overseas investments. If the issuers of the debt securities we hold fail to pay or otherwise default on their obligations, we may face the risk of losing 26 our investment. The domestic securities market may experience substantial price fluctuations due to cyclical factors, macro control, changes to monetary or fiscal policies, system reform and other factors, which may adversely affect our investment income, create greater difficulties in asset-liability matching management and increase risks of asset-liability duration mismatch. The Company may invest some of the insurance funds through new investment channels or use new investment vehicles. There are uncertainties with these new investment channels and vehicles, which may have a negative impact upon our investment income. Some of our assets are held in foreign currencies. The value of our foreign currency denominated assets may be adversely affected by exchange rate movements.

8.	FUNDING REQUIREMENT THAT MAY BE NECESSARY FOR OUR FUTURE DEVELOPMENT AND APPLICATION OF FUNDS

The Company expects that its own funds will suffice to meet its insurance business expenditures and the needs for new general investment projects in 2009. In order to facilitate the implementation of our future development strategies, the Company will make the necessary funding arrangements after taking into consideration of the market situation.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Management Discussion and Analysis

9.	TRANSFER OF EQUITY INTEREST OF CHINA LIFE-CMG LIFE ASSURANCE COMPANY LTD.

China Life-CMG Life Assurance Company Ltd., a subsidiary of CLIC, is a sino-foreign joint venture established on 4 July 2000 and owned as to 51% by CLIC and as to 49% by CMG Group of Australia. The scope of operations of China Life-CMG Life Assurance Company Ltd. is to conduct the following businesses (excluding statutory insurance business) within the administrative district of Shanghai municipality and in the provinces, autonomous regions and municipalities directly under the Central Government where it has established branches: (1) insurance business such as life insurance, health insurance and accident and casualty insurance; (2) re- insurance of the above insurance businesses. CLIC had agreed that it would, within 3 years of the listing of the Company on the Hong Kong Stock Exchange, dispose all of its interests in this joint venture to any third party or otherwise eliminate any competition between China Life-CMG Life Assurance Company Ltd. and the Company. The Company received written notice from CLIC that as at the end of the Reporting Period, CLIC was working towards the transfer of its interest in China Life-CMG Life Assurance Company Ltd. The Company will make timely disclosure according to the relevant listing rule requirements of the places where the Company is listed.

10.	EMPLOYEES AND REMUNERATION POLICIES

As at the end of the Reporting Period, the Company has 102,241 employees.

The Company has established a remuneration and incentive system with reference to individual employee’s position, the Company’s results and market conditions, while the remuneration for senior management comprises basic salaries, performance compensation, welfare and medium and long term incentives.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Embedded Value

BACKGROUND

China Life prepares financial statements to public investors in accordance with the Hong Kong Financial Reporting Standards (“HKFRS”). An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year.

China Life believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under HKFRS or any other accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, embedded value calculation involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial effect of the Policy Management Agreement Between China Life Insurance (Group) Company (“CLIC”) and China Life, the Non-competition Agreement Between CLIC and China Life, the Trademark License Agreement Between CLIC and China Life and the Property Leasing Agreement Between CLIC and China Life, nor the future financial impact of transactions of China Life with China Life Insurance Asset Management Company, China Life Pension Company, and China Life Property and Casualty Insurance Company.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Embedded Value

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less policy reserves and other liabilities, all measured on a PRC statutory basis; and

•

Net-of-tax adjustments for relevant differences between the market value of assets and the value determined on a PRC statutory basis, together with relevant net-of-tax adjustments to other assets and liabilities.

According to the PRC accounting basis, some investment assets are not measured on market value. As the embedded value is based on market value, it is necessary to make adjustments to the value of net assets under the PRC accounting basis.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC statutory policy reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk and the economic cost of capital through the use of a risk-adjusted discount rate.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Embedded Value

ASSUMPTIONS

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 4.25 % in 2008 and grading to 5.5% in 2013 (remaining level thereafter). An average of 18% in 2008, grading to 12% in 2017 (remaining level thereafter) of the investment returns is assumed to be exempt from income tax. These returns and tax exempt assumptions are based on the Company’s long term strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

PREPARATION

The embedded value and the value of one year’s sales were prepared by China Life in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. The Tillinghast insurance consulting business of Towers Perrin (“Towers Perrin”), an international firm of consulting actuaries performed a review of China Life’s embedded value. The review statement from Towers Perrin is contained in the “Embedded Value Review Statement” section.

SUMMARY OF RESULTS

The embedded value as at 31 December 2008, the value of one year’s sales for the 12 months to 31 December 2008 and their corresponding numbers in 2007 are shown below.

Table 1

Components of Embedded Value and Value of One Year’s Sales (RMB million)

ITEM		2008	2007
A	Adjusted Net Worth	137,816	168,175

B	Value of In-Force Business before Cost of Solvency Margin	122,898	100,659

C	Cost of Solvency Margin	(20,626)	(16,266)

D	Value of In-Force Business after Cost of Solvency Margin (B+C)	102,271	84,393

E	Embedded Value (A + D)	240,087	252,568

F	Value of One Year’s Sales before Cost of Solvency Margin	17,528	14,578

G	Cost of Solvency Margin	(3,604)	(2,531)

H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	13,924	12,047

Note:	Numbers may not be additive due to rounding.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 2

Analysis of Embedded Value Movement in 2008 (RMB million)

ITEM		RMB million
A	Embedded Value at Start of Year	252,568

B	Expected Return on Embedded Value	18,494

C	Value of New Business in the Period	13,924

D	Operating Experience Variance	(1,527)

E	Investment Experience Variance	(33,651)

F	Methodology, Model and Assumption Changes	(1,631)

G	Market Value Adjustment	4,897

H	Exchange Gains or Losses	(905)

I	Shareholder Dividend Distribution	(11,873)

J	Other	(209)

K	Embedded Value as at 31 December 2008 (sum A through J)	240,087

Notes:	1) Numbers may not be additive due to rounding.

	2) Items B through J are explained below:

B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2008 plus the expected return on investments supporting the 2008 opening net worth.

C	Value of new business sales in 2008.

D	Reflects the difference between actual 2008 experience (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during 2008.

F	Reflects the effect of projection method enhancements, model and assumption revisions.

G	Change in the market value adjustment from the beginning of year 2008 to the end of the year 2008.

H	Reflect the gains or losses due to change in exchange rate.

I	Reflects dividends distributed to shareholders during 2008.

J	Other miscellaneous items.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Embedded Value

SENSITIVITY TESTING

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.

Table 3

Sensitivity Results (RMB million)

	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
Base case scenario	102,271	13,924
Risk discount rate of 11.5%	96,505	13,061
Risk discount rate of 10.5%	108,493	14,855
10% increase in investment return	122,135	16,484
10% decrease in investment return	82,417	11,366
10% increase in expenses	100,472	12,400
10% decrease in expenses	104,070	15,448
10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	100,952	13,783
10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	103,965	14,066
10% increase in lapse rates	100,841	13,671
10% decrease in lapse rates	103,776	14,192
10% increase in morbidity rates	100,692	13,757
10% decrease in morbidity rates	103,864	14,091
Solvency margin at 150% of statutory minimum	92,307	12,101
10% increase in claim ratio of short term business	102,024	13,421
10% decrease in claim ratio of short term business	102,519	14,426
VNB under 2007 Assumptions	—	14,424

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Embedded Value

EMBEDDED VALUE REVIEW STATEMENT

To:

The Directors

China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has engaged the Tillinghast insurance consulting business of Towers Perrin (“Towers Perrin”) to review China Life’s embedded value as at 31 December 2008 and the value of one year’s sales in respect of business written in the 12 months to 31 December 2008.

Towers Perrin’s scope of work covered:

•	a review of the methodology used to develop the embedded value and value of one year’s sales;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales;

•

a review of the results of the embedded value and value of one year’s sales, the results of the analysis of movement of embedded value, and the sensitivity results of the value of in-force business and value of one year’s sales.

Based on this review, Towers Perrin has concluded that, in preparing the embedded value and value of one year’s sales as at 31 December 2008:

•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission;

•

the economic assumptions used by China Life have made allowance for the company’s current and future asset mix and investment strategy, and consistent with available market information and market environment;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	the results of China Life’s calculations have been determined in a manner consistent with the methodology and assumptions described above.

Towers Perrin’s opinion has relied on the general accuracy of audited and unaudited data and information provided by China Life.

Tillinghast insurance consulting business of Towers Perrin

Adrian Liu, FIAA                  Lawrence Lee, FSA

Title: General Manager        Title: Consultant

18 March 2009

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Board of Directors

1.	PRINCIPAL BUSINESS

The Company is the largest life insurance company in China, which possesses the most extensive distribution network in China comprising exclusive agents, direct sales representatives, as well as dedicated and non-dedicated agencies. The Company provides products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and has become China’s largest insurance asset management company through its controlling shareholding in AMC.

Analysis of the Group’s operations by business segments during the Reporting Period is set out in note 5 to the consolidated financial statements.

2.	RESULTS AND ALLOCATION

The results of the Group for the Reporting Period are set out in the Group’s consolidated income statement on page 83.

3.	DIVIDEND

The Board of Directors proposed a final cash dividend of RMB0.23 per share for the year ended 31 December 2008 to shareholders of the Company. This proposal is subject to consideration and approval at the Annual General Meeting to be held on Monday, 25 May 2009.

4.	RESERVES

Details of the reserves of the Company are set out in note 32 to the consolidated financial statements.

5.	CHARITABLE DONATIONS

The total amount of charitable donations of the Group for the Reporting Period were RMB59.41 million.

6.	PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in note 6 to the consolidated financial statements.

7.	SHARE CAPITAL

Details of movement in share capital of the Company are set out in note 31 to the consolidated financial statements.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Board of Directors

8.	BANK BORROWINGS

As at 31 December 2008, the Company did not have any bank borrowings.

9.	PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s listed securities.

10.	H SHARES STOCK APPRECIATION RIGHTS

According to relevant policies of the Chinese government, no H Shares Stock Appreciation Rights of the Company were granted or exercised in 2008.

11.	BIOGRAPHICAL DETAILS OF DIRECTORS, SUPERVISORS AND MEMBERS OF THE SENIOR MANAGEMENT

Brief descriptions of the Directors, Supervisors and members of the senior management of the Company are set out in this annual report from pages 65 to 72.

12.	DIRECTORS’ SERVICE CONTRACTS

The Company entered into “Service Contracts for Independent Non-executive Directors” with Mr. Long Yongtu, Mr. Chau Tak Hay, Mr. Sun Shuyi and Mr. Cai Rang in 2003 and 2004, respectively. Following the re-election of the Board of Directors, at the fourth meeting of the second session of the Board of Directors convened in Beijing on 10 November 2006, the Company entered into service contracts with each of the Directors of the Company (the service contract with Mr. Ngai Wai Fung, an independent non-executive Director, was entered into on 29 December 2006.). The term of the appointment of each Director was three years, commencing from the date when the shareholders of the Company elected them as members of the second session of the Board of Directors until the expiration of the term of the second session of the Board of Directors or the early termination thereof for other reasons. According to the Procedural Rules for Board of Directors Meetings, Directors serve for a term of three years and may be re-elected. However, Independent Directors may not be re-elected for more than six years. These contracts are determinable by the Company within one year without payment of compensation (other than statutory compensation).

13.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN MATERIAL CONTRACTS

None of the Directors or Supervisors is or was materially interested, directly or indirectly, in any contracts of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Board of Directors

14.	DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

At no time during the Reporting Period had the Company authorized its Directors, Supervisors or their respective spouses or children under the age of 18 to benefit by means of the acquisition of shares or debentures of the Company or any of its other associated corporations, and no such rights for the acquisition of shares or debentures were exercised by them.

15.	DISCLOSURE OF DIRECTORS’ AND SUPERVISORS’ INTERESTS IN SHARES

As at 31 December 2008, save as disclosed below, none of the Directors, Supervisors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (“Listing Rules”).

Name of company	Name of Director	Capacity	Nature of interests	Type of shares	Number of shares held		Percentage of the respective type of shares	Percentage of the total number of shares in issue
China Life Insurance Company Limited	Ngai Wai Fung	Beneficial owner	Personal	H Shares	2,000	(L)	0.000026877	0.000007076

The letter “L” denotes a long position.

16.	PRE-EMPTIVE RIGHTS AND ARRANGEMENTS ON OPTIONS OF SHARES

According to the Articles of Association of the Company (“Articles of Association”) and the relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement on options of shares.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Board of Directors

17.	INTEREST OF SUBSTANTIAL SHAREHOLDERS OF THE COMPANY

(1)	Shareholders’ Information

As at the end of the Reporting Period, the number of our H Share shareholders is 38,287, and the number of our A Share shareholders is 325,798. The top ten shareholders of the Company are as follows:

Name of shareholders	Type of shares	Number of shares held as at 31 December 2008	Percentage of the total number of shares inissue (%)
China Life Insurance (Group) Company	A Shares	19,323,530,000	68.37

HKSCC Nominees Limited	H Shares	7,281,510,105	25.76

State Development and Investment Co., Ltd	A Shares	49,800,000	0.18

China National Investment & Guaranty Co., Ltd	A Shares	39,200,000	0.14

ICBC-Lion Stock Securities Investment Fund	A Shares	30,500,000	0.11

China Everbright Bank Co. Ltd.-Everbright Pramerica Qualification Core Securities Investment Fund	A Shares	27,779,423	0.10

ICBC-Bosera Third Industry Growth Stock Securities Investment Fund	A Shares	25,112,198	0.09

ICBC-SSE50 ETF Securities Investment Fund	A Shares	21,914,335	0.08

CCB-Bosera Value Development No. 2 Stock Securities Investment Fund	A Shares	20,501,589	0.07

China Shipping (Group) Company	A Shares	20,000,000	0.07

China International Television Corporation	A Shares	20,000,000	0.07

China National Nuclear Corporation	A Shares	20,000,000	0.07

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Board of Directors

(2)	So far as is known to any Directors, Supervisors and chief executive of the Company, as at 31 December 2008, the following persons (other than the Directors, Supervisors, and chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and Hong Kong Stock Exchange :

Name of substantial shareholder	Capacity	Type of shares	Number of shares held		Percentage of the respective type of shares	Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.8	68.37

Deutsche Bank Aktiengesellschaft (Note 1)	Beneficial owner, investment manager and person having a security interest in shares	H Shares	593,793,443 369,181,747	(L) (S)	7.98 4.96	2.10 1.31

JPMorgan Chase & Co. (Note 2)	Beneficial owner, investment manager and custodian corporation/ approved lending agent	H Shares	652,723,710 125,563,503 266,005,023	(L) (S) (P)	8.77 1.69 3.57	2.31 0.44 0.94

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

Note (1):

Deutsche Bank Aktiengesellschaft was interested in a total of 593,793,443 H shares in accordance with the provisions of Part XV, SFO. Of these shares, Deutsche Asset Management (Asia) Limited, Deutsche Asset Management (Japan) Limited, Deutsche Asset Management Investmentgesellschaft mbH, DWS Finanz-Service GmgH, DWS Investment GmbH, Deutsche Vermogensbildungsgesellschaft mit beschrankter Haftung, DWS Investment S.A., Luxemburg, Deutsche Investment Management Americas Inc., Deutsche Bank Trust Company Americas, Deutsche Bank (Suisse) S.A. and Deutsche Bank AG Singapore Branch were interested in 17,287,000 H shares, 2,000,000 H shares, 1,485,000 H shares, 230,000 H shares, 30,600,000 H shares, 193,000 H shares, 7,430,000 H shares, 15,026,100 H shares, 767,500 H shares, 106,000 H shares and 289,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Deutsche Bank Aktiengesellschaft.

Deutsche Bank Aktiengesellschaft held by way of attribution a short position as defined under Part XV, SFO in 369,181,747 H shares (4.96%).

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Board of Directors

Note (2):

JPMorgan Chase & Co. was interested in a total of 652,723,710 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, China International Fund Management Ltd, JF Asset Management Limited, J.P. Morgan Securities Ltd., JP Morgan Whitefriars Inc., JPMorgan Asset Management (Taiwan) Limited, Bear, Stearns International Limited and JF Asset Management (Singapore) Limited – Co Reg #: 197601586K were interested in 266,997,023 H shares, 3,812,912 H shares, 17,654,109 H shares, 18,055,000 H shares, 165,036,750 H shares, 40,109,288 H shares, 98,961,661 H shares, 5,910,000 H shares and 10,177,967 and 26,009,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 652,723,710 H shares are 266,005,023 H shares (3.57%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests Securities Borrowing and Lending) Rules.

In addition, JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV, SFO in 125,563,503 H shares (1.69%).

Save as disclosed above, the Directors, Supervisors and chief executives of the Company are not aware that there is any party who, as at 31 December 2008, had an interest or short positions in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

18.	INFORMATION OF TAX DEDUCTION

Main items for tax deduction while calculating the 2008 enterprise income tax of the Company are as follows:

Interest income received from government bonds:	RMB9.95 billion
Dividend income from funds:	RMB8.95 billion

19.	MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

20.	CONNECTED TRANSACTIONS

Details of the connected transactions of the Company are set out in the section “Connected Transactions” and note 30 to the consolidated financial statements.

21.	GUARANTEES

During the Reporting Period, the Company did not provide any guarantee.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Board of Directors

22.	REMUNERATION OF THE DIRECTORS, SUPERVISORS AND MEMBERS OF THE SENIOR MANAGEMENT

Details of the remuneration of the Directors, Supervisors and members of the senior management for the year ended 31 December 2008 are set out in note 36 to the consolidated financial statements.

23.	BOARD COMMITTEES

The Company has established the Audit Committee, Nomination and Remuneration Committee, Risk Management Committee and Strategy Committee.

The Audit Committee is responsible for the review and supervision of the Company’s financial reporting procedures and internal control system. The Audit Committee currently comprises Mr. Sun Shuyi, Mr. Chau Tak Hay, Mr. Cai Rang and Mr. Ngai Wai Fung. Mr. Sun Shuyi, an Independent Non-executive Director, is the chairman of the committee.

The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board of Directors, drawing up plans for the appointment and succession of Directors and senior management and formulating training and remuneration policies for senior management of the Company. The Nomination and Remuneration Committee currently comprises Mr. Cai Rang, Mr. Sun Shuyi, Mr. Miao Jianmin and Mr. Shi Guoqing. Mr. Cai Rang, an Independent Non-executive Director, is the chairman of the committee.

The Risk Management Committee is mainly responsible for assisting the management to manage internal and external risks. The Risk Management Committee currently comprises Mr. Ma Yongwei, Mr. Wan Feng, Ms. Zhuang Zuojin and Ms. Liu Yingqi. Mr. Ma Yongwei, an Independent Non-executive Director, is the chairman of the committee.

The Strategy Committee is mainly responsible for the formulation of the overall development plan and decision- making procedures of investment. The Strategy Committee comprises Mr. Long Yongtu, Mr. Wan Feng and Mr. Shi Guoqing and Mr. Lin Dairen. Mr. Long Yongtu, an Independent Non-executive Director, is the chairman of the committee.

24.	MAJOR LITIGATION

Class Action Litigation

In 2004, China Life and certain of its former directors were sued in putative class action lawsuits filed in the United States District Court for the Southern District of New York (the “New York Southern District Court”). The lawsuits were consolidated as In re China Life Insurance Company Limited Securities Litigation, NO. 04 CV 2112 (TPG). The consolidated amended complaint in the lawsuit, filed on 19 January 2005, named China Life, Wang Xianzhang (former Director), Miao Fuchun (former Director) and Wu Yan (former Director) as defendants, and alleged that they violated Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. China Life vigorously contested the lawsuit, including by filing motions seeking dismissal of the complaints. On 3 September 2008, the New York Southern District Court found that the plaintiffs’ claims lacked merit and dismissed the complaint. The plaintiffs initially notified the United States Court of Appeals for the Second Circuit of their intention to appeal the New York Southern District Court’s decision. However, on 8 January 2009, the plaintiffs voluntarily withdrew that appeal, thus making the New York Southern District Court’s dismissal of their claims final.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Board of Directors

25.	MAJOR CUSTOMERS

During the Reporting Period, the premium income and policy fee from the Company’s five largest customers accounted for less than 30% of the Company’s total premium income and policy fees for the year. None of the Directors of the Company or any of their associates or any shareholders (which to the best knowledge of the Directors, with more than 5% of the Company’s issued share capital) had any beneficial interest in the Company’s five largest customers.

26.	SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the printing of this annual report, being 25 March 2009 (“Latest Practicable Date”), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

27.	COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

None of the Directors of the Company are aware of any information that would reasonably indicate that the Company did not meet the applicable code provisions under the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules during the Reporting Period. Details are set out in the “Report of Corporate Governance” from pages 46 to 62 of this annual report.

28.	AUDITORS

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. were the international and PRC auditors to the Company respectively for the year ended 31 December 2008. A resolution for the re-appointment of PricewaterhouseCoopers as the international auditors and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. as the PRC auditors to the Company will be proposed at the forthcoming Annual General Meeting to be held on 25 May 2009.

By Order of the Board of Directors

Yang Chao

Chairman

Beijing, China

25 March 2009

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of the Supervisory Committee

During the year 2008, all members of the Supervisory Committee have, in strict accordance with the provisions of the Company Law of the PRC, the Articles of Association and the Procedural Rules for Supervisory Committee Meetings, duly performed their supervisory duties and effectively protected the interests of the shareholders and the Company. In doing so, they have been guided by the strict principles of integrity.

1.	MEETINGS CONVENED BY THE SUPERVISORY COMMITTEE

(1)	On 25 March 2008, the eighth meeting of the second session of the Supervisory Committee was held at the Conference Room on the 29/F of the Company’s headquarters. Five Supervisors or proxies attended the meeting, complying with the requirements of the Company Law of the PRC and the Articles of Association. During the meeting, the Supervisory Committee reviewed and approved the Resolution in relation to the Financial Report and Internal Control Report for 2007, the 2007 H Share Annual Report, the 2007 A Share Annual Report and its summary, the 2007 H Share Report of the Supervisory Committee, the 2007 A Share Report of the Supervisory Committee, the Report on the Profit Distribution and Cash Dividend Policy for 2007, the Report on Self-evaluation of the Company’s Internal Control System for 2007, the Consolidated Work Report of the Supervisory Committee for 2007 and Highlight on the Work of the Company’s Supervisory Committee for 2008, and the Resolution on convening the ninth meeting of the second session of the Supervisory Committee.

(2)	On 25 April 2008, the ninth meeting of the second session of the Supervisory Committee was held at the Grand Epoch City, Hebei. Five Supervisors or proxies attended the meeting, complying with the requirements of the Company Law of the PRC and the Articles of Association. During the meeting, the Supervisory Committee reviewed and approved the 2008 First Quarter Report, the 2008 Work Plan on Investigation and Examination by the Supervisory Committee, and the Resolution on convening the tenth meeting of the second session of the Supervisory Committee.

(3)	On 30 July 2008, the tenth meeting of the second session of the Supervisory Committee was held at the Conference Room on the 29/F of the Company’s headquarters. Five Supervisors or proxies attended the meeting, complying with the requirements of the Company Law of the PRC and the Articles of Association. During the meeting, the Supervisory Committee reviewed the Report on the Status of Self-audit and Self-rectification in relation to the Specific Measures to Prevent the Re-occurrence of Capital Misappropriation and Improve the Corporate Governance, and reviewed and approved the Resolution in relation to the review of the opinion on the Self-audit and Self-rectification with respect to the Specific Measures to Prevent Re-occurrence of Capital Misappropriation. Moreover, Supervisors who attended the meeting exchanged opinions on the 2008 Interim Report.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of the Supervisory Committee

(4)	On 25 August 2008, the eleventh meeting of the second session of the Supervisory Committee was held at the Conference Room on the 29/F of the Company’s headquarters. Five Supervisors or proxies attended the meeting, complying with the requirements of the Company Law of the PRC and the Articles of Association. During the meeting, the Supervisory Committee reviewed and approved the 2008 A Share Interim Report and the 2008 H Share Interim Report, the Report on Auditing of the Connected Transactions for 2007, the Resolution on convening the twelfth meeting of the second session of the Supervisory Committee, and discussed the 2008 Work Plan on Investigation and Examination by the Supervisory Committee.

(5)	On 27 October 2008, the twelfth meeting of the second session of the Supervisory Committee was held at the Conference Room on the 29/F of the Company’s headquarters. Five Supervisors or proxies attended the meeting, complying with the requirements of the Company Law of the PRC and the Articles of Association. During the meeting, the Supervisory Committee reviewed and approved the 2008 Third Quarter Report, the Resolution on Accounting Principles of the A Share and H Share Financial Reports of the Company, the Resolution on the Report on Budget Performance in the Third Quarter of 2008 and the Adjustment of Certain Budget Benchmarks for the year of 2008, and the Resolution on convening the thirteenth meeting of the second session of the Supervisory Committee.

2.	ACTIVITIES OF THE SUPERVISORY COMMITTEE

(1)	The Supervisory Committee insisted on standardisation of its own work. In 2008, the Supervisory Committee of the Company continued its efforts on standardization by summarizing its work experience for 2007 and combining such with the key work points for 2008, and upon which it prepared the Highlight on the Work of the Company’s Supervisory Committee for 2008 after discussion and revision by all Supervisors. This laid down a good foundation for the commencement of its monitoring work and performance of its supervisory duty in 2008.

(2)	The Supervisory Committee also began its detailed investigation and examination work. In 2008, being highly concerned about the development strategies formulated by the management, the Supervisory Committee started a thorough investigation and examination on the internal control mechanism and the reform of the Company’s operation and management system. The investigation and examination covered 12 departments of the Company and 3 provincial branches. The investigation and examination team reviewed the reports made by functional departments at the headquarters and the local branches on the Company’s internal control and the reform of the Company’s operation and management system. Meanwhile, they mostly focused on current problems and suggestions on improvement. The investigation and examination also traced the problems detected in the investigation and examination in 2007, sought to understand the current status of such problems, and the 2008 Report on Investigation and Examination was prepared by the Supervisory Committee on this basis. In general, the investigation and examination was effective, and had a positive effect on the exertion of the Supervisory Committee’s duties and the improvement of the Company’s operation and management.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of the Supervisory Committee

(3)	The Supervisory Committee also carried out specific tasks to improve the corporate governance. According to the requirements under the Notice in relation to the Specific Measures to Prevent the Re-occurrence of Capital Misappropriation and Improve the Corporate Governance issued by Beijing Securities Regulatory Bureau (the “BSRB”), the Supervisory Committee examined and reviewed the self-audit and self-rectification work organized by the Board of Directors in terms of content, procedure, schedule and measures, etc. It gave out an opinion on the status of self-audit and self-rectification, and the effectiveness of the internal control system on prevention of capital misappropriation, and submitted the opinion to the BSRB.

(4)	The Supervisory Committee sought to understand the Company’s internal control status by field survey. In 2008, the Chairperson of the Company’s Supervisory Committee and the Chairman of the Risk Management Committee and the relevant committee members made investigations on internal control mechanism and risk management status in Xinjiang Provincial Branch, which raised proposals in relation to the problems on risk management reflected in this investigation, and laid down a foundation for further investigation and improvement of the Company’s policies and measures on risk management and organization construction. This investigation was given great attention and supports by all levels of the Company’s branches and received positive results.

3.	INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE REGARDING CERTAIN MATTERS

During the Reporting Period, the Supervisory Committee of the Company performed its duties in a stringent manner in accordance with the terms of reference prescribed by the Company Law of the PRC and the Articles of Association.

(1)	The Company operations’compliance with the law. During the Reporting Period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the Company Law of the PRC and the Articles of Association. During the Reporting Period, all Directors, and senior management of the Company maintained strict principles of diligence and integrity, and the Supervisory Committee is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company and shareholders in the course of discharging their duties.

(2)	The verity of the financial report. The Company’s annual financial report truly and completely reflected the state of the Company’s financial position and operating results. PricewaterhouseCoopers has issued a standard auditor’s report with unqualified opinions on the 2008 consolidated financial statements based on their audits conducted in accordance with the Hong Kong Standards on Auditing.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of the Supervisory Committee

(3)	Use of proceeds. The recent use of the proceeds has been consistent with the use stated in the IPO prospectus.

(4)	Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets were fair and reasonable. The Supervisory Committee is not aware of any insider trading or any acts harming the interests of the shareholders or incurring any loss to the Company’s assets.

(5)	Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial term. The Supervisory Committee is not aware of any acts harming the interests of the Company.

(6)	Internal control system. During the Reporting Period, the Company has sought to improve its internal control system, and continued to improve the effectiveness of such system.

2008 is a year in which the Company’s operation and management, business development and corporate governance moved to a higher level. The work of the Supervisory Committee also developed towards a higher degree of standardization in the year. I would like to take this opportunity to express my sincere thanks to each and every Supervisor for his/her tireless efforts, and to the Company’s Board of Directors and management for their support to and cooperation with the Supervisory Committee.

By order of the Supervisory Committee

Xia Zhihua

Chairperson of the Supervisory Committee

Beijing, China

25 March 2009

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

The Company, China’s largest life insurance company, provides insurance services to over 100 million long-term policy holders. The Company strives to maximize shareholder value, and at the same time is committed to meeting the increasing insurance needs of our customers by providing a broad range of products and services.

Meanwhile we implement good corporate governance policies and strongly believe that through fostering sound corporate governance, the Company can further enhance its transparency and accountability. This also helps the Company achieve the goals mentioned above, operate in a more efficient manner and boost the confidence of investors.

During the year 2008, the Company complied with all the code provisions under the Code on Corporate Governance Practices (the “Code”) published by the Hong Kong Stock Exchange. The Company also adopted certain recommended best practices under appropriate circumstances. Of particular noteworthiness, the Company complies with and exceeds the exacting standards of the Code in the following ways:

•

Currently the board of directors of the Company (the “Board of Directors”) consists of 13 members. 6 of them are independent non-executive directors and 3 of them are non-executive directors. This is over half of the Board of Directors and complies with the minimum requirements of the Listing Rules relating to the appointment of at least 3 independent non-executive directors and also exceeds the recommended best practice under the Code that one third of the board be represented by independent non-executive directors.

•

In order to foster sound corporate governance and operate in a more efficient manner, the Articles of Association, Procedural Rules for Shareholders’ General Meetings, Procedural Rules for Board of Directors Meetings and Procedural Rules for Supervisory Committee Meetings have been revised appropriately pursuant to the related newly enacted laws and regulations of the places where the Company is listed. The shareholders’ general meetings, the board meetings and the supervisory committee meetings are functioning efficiently pursuant to the Articles of Association and their respective rules and procedures.

•

During 2008, in order to improve the corporate governance of the Company and continue with special-purpose activities for corporate governance, the Company took effective measures and conducted sustaining rectification tasks with a view to improving operation efficiency of the Board of Directors and enhancing the communication with investors. The Company also endeavoured to continuously improve its information disclosure system and procedures, enhance initiative on information disclosure, increase transparency of the Company’s operations, and ensure that investors, especially medium and small investors, have equal access to information about the Company. For more details, please refer to the Sustaining Rectification Report on Corporate Governance published on the Shanghai Stock Exchange (“SSE”) on 30 July 2008.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

CORPORATE GOVERNANCE STRUCTURE

BOARD OF DIRECTORS

The main duties of the Board of Directors include the following: convening shareholders’ general meetings, implementing resolutions passed at such meetings, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies and annual budgets, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management related matters, reviewing internal control systems and implementing the corporate governance policies of the Company. The day to day management and operation of the Company are delegated to the management. The responsibilities of non-executive directors include, without limitation, regular attendance at meetings of the Board of Directors and of board committees of which they are members, provision of independent opinions at meetings of the Board of Directors and other board committees, resolution of any potential conflict of interest, serving on the Audit Committee, Nomination and Remuneration Committee and other board committees and inspecting, supervising and reporting on the performance of the Company. The Board of Directors is accountable to the shareholders of the Company and report to them.

The Board of Directors is collectively responsible for preparing the consolidated financial statements of the Group, which are prepared on a going concern basis, set out on pages 79 to 172 of this annual report. The Company Auditor’s statement about the reporting responsibility in relation to the accounts is set out on pages 78 of this annual report. Mr. Miao Jianming, Mr. Lin Dairen and Ms. Liu Yingqi were elected as co-opted board members of the Company at the first extraordinary general meeting of the year 2008 on 27 October 2008. The Board of Directors was increased from ten members to thirteen members, comprising four executive directors, three non-executive directors and six independent non-executive directors. Details of the chairman, executive directors, non-executive directors, independent non-executive directors, president, supervisors and other senior management personnel are set out on pages 65 to 72 of this annual report. As far as the Company is aware, no financial, business, family or other material relationship exists among board members, supervisory members or senior management including between the Chairman, Mr. Yang Chao and the President, Mr. Wan Feng.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

During the year 2008, all independent non-executive directors of the Company were professionals with extensive experience in various aspects, such as economics, insurance, management, finance and accounting matters. The Company complies with the requirement of the Listing Rules that at least one of its independent non-executive directors has appropriate professional qualifications or accounting or related financial management expertise. As required under the Listing Rules, the Company has obtained a written confirmation from each of its independent non-executive directors in respect of his independence, and the Company is of the opinion that all its independent non-executive directors are independent of the Company. Pursuant to the Articles of Association, directors shall be elected at the shareholders’ general meeting for a term of three years and may be re-elected on expiry of the three-year term. The Board of Directors of the Company was re-elected at the shareholder’s annual general meeting on 16 June 2006. All directors of the second session of the Board of Directors were appointed for a term of three years commencing from 16 June 2006. Mr. Ngai Wai Fung was elected as an independent non-executive director at the third shareholder’s extraordinary general meeting of the year 2006 on 29 December 2006. He was appointed with a term commencing from 29 December 2006 until the term of the second session of Board of Directors expires. Mr. Miao Jianmin was elected as a non-executive director, Mr. Lin Dairen and Ms. Liu Yingqi were elected as executive directors at the first extraordinary general meeting of the year 2008 on 27 October 2008. Each of Mr. Miao Jianmin, Mr. Lin Dairen and Ms. Liu Yingqi was appointed with a term commencing from 27 October 2008 until the term of the second session of Board of Directors expires.

Meetings of the Board of Directors are held both on a regular and an ad hoc basis. Regular meetings are convened by the Chairman at least four times a year, at approximately quarterly intervals and 14 days’ notice is given to all directors before such meetings. Agendas and related documents are sent to directors at least three days prior to such meetings. During the year 2008, all notices, agendas and related documents in respect of such regular board meetings were sent in compliance with the above requirements.

Regular board meetings are held mainly to review the interim or annual reports of the Company and to deal with other related matters. Regular board meetings do not apply the practice of obtaining board consent through the circulation of written resolutions. Under urgent situations, if there is requisition by more than one-tenth of shareholders, more than one-third of directors, the Supervisory Committee, more than two independent directors, the Chairman or the President, the Company may convene an ad hoc board meeting. If the resolution to be considered at such ad hoc board meetings has been circulated to all the directors and more than half of the directors having voting rights sign and consent to such resolution, the board meeting need not be convened and such resolution in writing shall become an effective resolution. If a director is materially interested in a matter to be considered by the board, the director having such conflict of interest shall have no voting right on the matter to be considered and shall not be counted as quorum for the board meeting.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

All directors shall have access to the advice and services of the company secretary and the Board of Directors’ secretary. Detailed minutes of board meetings are kept by the board secretary regarding matters considered by the board and decisions reached, including any concerns raised by directors or dissenting views expressed. Minutes of board meetings are open upon reasonable notice for inspection and for comments by any director of the Company. In 2008, four board meetings were held and attendance records of individual directors are as follows:

Attendees	Meetings Attended	Attendance Rate
Independent non-executive Directors
Long Yongtu	4/4	100%
Sun Shuyi	3/4 (Note 1)	75%
Ma Yongwei	4/4	100%
Chau Tak Hay	2/4 (Note 2)	50%
Cai Rang	2/4 (Note 3)	50%
Ngai Wai Fung	4/4	100%

Non-executive Directors
Miao Jianmin	1/1 (Note 4)	100%
Shi Guoqing	4/4	100%
Zhuang Zuojin	4/4	100%

Executive Directors
Yang Chao (Chairman)	4/4	100%
Wan Feng (President)	4/4	100%
Lin Dairen	1/1 (Note 4)	100%
Liu Yingqi	1/1 (Note 4)	100%

Note 1:	At the thirteenth meeting of the second session of the Board of Directors held on 27 October 2008, Mr. Sun Shuyi gave written authorization for Mr. Ma Yongwei to act as his proxy to attend and vote in the meeting.

Note 2:	At the eleventh meeting of the second session of the Board of Directors held on 25 April 2008, Mr. Chau Tak Hay gave written authorization for Mr. Sun Shuyi to act as his proxy to attend and vote in the meeting. At the thirteenth meeting of the second session of the Board of Directors held on 27 October 2008, Mr. Chau Tak Hay gave written authorization for Mr. Ngai Wai Fung to act as his proxy to attend and vote in the meeting

Note 3:	At the twelfth meeting of the second session of the Board of Directors held on 25 August 2008, Mr. Cai Rang could not attend the meeting due to conflicting work-related commitments and gave written authorization for Mr. Sun Shuyi to act as his proxy to attend and vote in the meeting. At the thirteenth meeting of the second session of the Board of Directors held on 27 October 2008, Mr. Cai Rang could not attend the meeting due to conflicting work-related commitments and gave written authorization for Mr. Long Yongtu to act as his proxy to attend and vote in the meeting.

Note 4:	At the first extraordinary general meeting of the year 2008 on 27 October 2008, the board reviewed and approved the Resolution on Nominating Mr. Miao Jianmin as Non-Executive Director and Nominating Mr. Lin Dairen and Ms. Liu Yingqi as Executive Directors.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

From the end of year 2008 up to the Latest Practicable Date, two board meetings were held and attendance records of individual directors are as follows:

Attendees	Meetings Attended	Attendance Rate
Independent non-executive Directors
Long Yongtu	2/2	100%
Sun Shuyi	2/2	100%
Ma Yongwei	2/2	100%
Chau Tak Hay	2/2	100%
Cai Rang	2/2	100%
Ngai Wai Fung	2/2	100%

Non-executive Directors
Miao Jianmin	1/2 (Note 1)	50%
Shi Guoqing	1/2 (Note 2)	50%
Zhuang Zuojin	2/2	100%

Executive Directors
Yang Chao (Chairman)	2/2	100%
Wan Feng (President)	2/2	100%
Lin Dairen	2/2	100%
Liu Yingqi	2/2	100%

Note 1:	At the fifteenth meeting of the second session of the Board of Directors held on 25 March 2009, Mr. Miao Jianmin gave written authorization for Mr. Yang Chao to act as his proxy to attend and vote in the meeting.

Note 2:	At the fifteenth meeting of the second session of the Board of Directors held on 25 March 2009, Mr. Shi Guoqing gave written authorization for Ms. Zhuang Zuojin to act as his proxy to attend and vote in the meeting.

CHAIRMAN AND PRESIDENT

In 2008, Mr. Yang Chao was the Chairman and Mr. Wan Feng was the President of the Company. The Chairman is the legal representative of the Company, who is primarily responsible for convening and presiding over board meetings, inspecting the implementation of board resolutions, attending annual general meetings and arranging attendance by chairpersons of other board committees at general meetings in order to answer questions raised by shareholders, signing securities issued by the Company and other important documents, and exercising other rights conferred on by the Board of Directors. The Chairman is responsible to and reports to the Board of Directors. The President is responsible for the day-to-day operations of the Company, including mainly implementing strategies and policies, the Company’s operation plans and investment schemes approved by the Board of Directors, formulating the Company’s internal control structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board of Directors requests for appointment or removal of senior management and exercising other rights granted under the Articles of Association and by the Board of Directors. The President is fully responsible to the Board of Directors in respect of the operations of the Company.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

In 2008, apart from Mr. Ngai Wai Fung, an independent non-executive director, who held 2,000 H Shares of the Company, none of the directors and supervisors of the Company had any interests in the shares, underlying shares of derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance of Chapter 571 of the Laws of Hong Kong) that were required to be recorded in the registers of the Company required to be kept pursuant to Section 352 of the Securities and Futures Ordinance, or which had to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”), in Appendix 10 of the Listing Rules. Furthermore, the Board of Directors has established a code of conduct on no less exacting terms than the Model Code, to govern the dealings in the securities of the Company by the directors and supervisors of the Company. Upon specific enquiries made by the Company, all directors and supervisors of the Company confirmed that they have complied with the required standard set out in the Model Code and its code of conduct for the year 2008.

SUPERVISORY COMMITTEE

Pursuant to the Company Law of the PRC and the Articles of Association, the Company has established a Supervisory Committee. The Supervisory Committee is empowered by law to perform the following duties: to examine the finances of the Company, to monitor whether the directors, president, vice presidents and other senior management act in contravention of the laws, administrative regulations, the Articles of Association and the resolutions of the shareholder’s general meetings; to demand rectification from the above officers when their acts are detrimental to the interests of the Company; to review the financial information such as the financial report, results report and plans for distribution of profits to be submitted by the Board of Directors to the shareholders’ general meetings and if thought necessary, to authorize a re-examination by certified public accountants and practising auditors of the Company for the time being in the name of the Company; to propose the convening of a shareholders’ extraordinary general meeting and propose resolutions on shareholders’ meetings; to represent the Company in negotiations with, or bringing an action against, a director; and to perform other duties required by laws, regulations and rules imposed by national and overseas supervisory bodies.

The Supervisory Committee is accountable to the shareholders. Each year, the Supervisory Committee presents the Report of the Supervisory Committee and reports their work performed according to the laws at the shareholders’ general meetings. The Supervisory Committee also evaluates the diligence in the carrying out of duties and the integrity of the directors, president, vice presidents and other senior management, and reviews the auditor’s reports issued by the auditors in accordance with the generally acceptable auditing standards.

The Supervisory Committee consists of five members, one of whom is the chairperson. A supervisor has a term of three years, and may be re-elected. The Supervisory Committee comprises of two shareholders’ representatives, two employees’ representatives and one external supervisor. The shareholders’ representatives and the external supervisor will be elected by the shareholders in general meeting, and the employees’ representatives will be democratically elected by the staff and workers of the Company.

The Supervisory Committee currently consists of Ms. Xia Zhihua, Mr. Wu Weimin, Mr. Qing Ge, Ms. Yang Hong and Mr. Tian Hui, of whom Ms. Xia Zhihua and Mr. Wu Weimin are shareholder representative supervisors, Mr. Qing Ge and Ms. Yang Hong are employee representative supervisors, and Mr. Tian Hui is an external supervisor. Ms. Xia Zhihua was nominated as supervisor by the Supervisory Committee on 5 January 2006. She was approved by poll at the shareholders’ meeting held on 16 March 2006 and Ms. Xia Zhihua was unanimously appointed the chairperson of the committee by members of the Supervisory Committee on the same day.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

Meetings of the Supervisory Committee shall be convened by the Chairperson of the Supervisory Committee. According to the Articles of Association, the Company established Procedural Rules for the Supervisory Committee Meetings. Meetings of the Supervisory Committees include both regular and ad hoc meetings with at least two regular meetings each year, mainly to review financial reports, the annual report, to examine the financial situation and internal control of the Company. Where necessary, ad hoc meetings are convened.

In 2008, five meetings were held by the Supervisory Committee. Details are set out in the Report of the Supervisory Committee in this annual report. Attendance records of individual supervisors are as follows:

Attendees	Meetings Attended		Attendance Rate
Xia Zhihua	5/5		100%
Wu Weimin	5/5		100%
Qing Ge	5/5		100%
Yang Hong	5/5		100%
Tian Hui	4/5 (Note	)	80%

Note:	At the twelfth meeting of the second session of the Supervisory Committee held on 27 October 2008, Mr. Tian Hui gave written authorization for Ms. Xia Zhihua to act as his proxy to attend and vote in the meeting.

From the end of the year 2008 up to the Latest Practicable Date, the Supervisory Committee convened two meetings on 25 March 2009 to review such matters as the 2008 annual report and the Consolidated Work Report of the Supervisory Committee for 2008 and Highlight on the Work of the Company’s Supervisory Committee for 2009. Attendance records of individual supervisors at meetings of the Supervisory Committee are as follows:

Attendees	Meetings Attended	Attendance Rate
Xia Zhihua	2/2	100%
Wu Weimin	2/2	100%
Qing Ge	2/2	100%
Yang Hong	2/2	100%
Tian Hui	2/2	100%

AUDIT COMMITTEE

The Company established the Audit Committee on 30 June 2003. For the year 2008, the Audit Committee comprised only independent non-executive Directors of the Company, with Mr. Sun Shuyi as the chairman. Other members included Mr. Chau Tak Hay, Mr. Cai Rang and Mr. Ngai Wai Fung.

All members of the Audit Committee have broad experience in financial matters. Mr. Ngai Wai Fung is the financial expert of the Audit Committee. The principal duties of the Audit Committee are to review and supervise the Company’s financial report, to assess the effectiveness of the Company’s internal control system, to supervise the Company’s internal audit system and to recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and the external auditors.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

Five meetings were held by the Audit Committee during the year 2008. Attendance records of individual members are as follows:

Position	Name	Meetings Attended	Attendance Rate
Chairman	Sun Shuyi	5/5	100%
Member	Cai Rang	3/5 (Note 1)	60%
Member	Chau Tak Hay	4/5 (Note 2)	80%
Member	Ngai Wai Fung	5/5	100%

Note 1:	At the twelfth meeting of the second session of the Audit Committee held on 25 August 2008, Mr. Cai Rang gave written authorization for Mr. Sun Shuyi to act as his proxy to attend and vote in the meeting. At the thirteenth meeting of the second session of the Audit Committee held on 26 October 2008 Mr. Cai Rang gave written authorization for Mr. Sun Shuyi to act as his proxy to attend and vote in the meeting.

Note 2:	At the thirteenth meeting of the second session of the Audit Committee held on 26 October 2008, Mr. Chau Tak Hay gave written authorization for Mr. Ngai Wai Fung to act as his proxy to attend and vote in the meeting.

During the year 2008, the principal work performed by the Audit Committee were as follows:

1.	reviewing the financial reports for the year ended 31 December 2008 and the six months ended 30 June 2008; reviewing the financial reports of the Company for the first quarter and third quarter of 2008;

2.	examing the effectiveness of the internal control systems; reviewing the Company’s self-assessment of internal control report in 2008, and the report on internal control appraisal prepared by auditors, which covers all the substantial aspects of control, including financial control, operative control, regulatory compliance control and risk management control;

3.	communicating with external auditors, in order to confirm the overall auditing extent and process;

4.	reviewing the external auditors’ statutory auditing arrangement and status;

5.	reviewing and approving the audit costs for the year 2008; and

6.	leading the Company towards compliance with matters related to Section 404 of Sarbanes-Oxley Act of the U.S.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

Form the end of the year 2008 up to the Latest Practicable Date, the Audit Committee has convened one meeting to review the 2008 annual report, the independent auditors’ Report on Audit Results for 2008 financial reports and the Report on internal control audit status for 2008, and the Report on internal audit work for 2008, and to approve the 2008 financial reports and the resolution on Auditors’ remuneration for 2008 and auditors’ engagement for 2009. Attendance records of individual members are as follows:

Position	Name	Meetings Attended	Attendance Rate
Chairman	Sun Shuyi	1/1	100%
Member	Cai Rang	1/1	100%
Member	Chau Tak Hay	1/1	100%
Member	Ngai Wai Fung	1/1	100%

NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on 30 June, 2003. On 16 March 2006, the Board of Directors has resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, and in 2008 majority of the members of the committee were independent non-executive Directors. The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board of Directors, drawing up plans for the appointment and succession of directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management officers of the Company. In 2008, the committee was comprised of Messrs. Cai Rang and Sun Shuyi, both of whom are independent non-executive Directors and Mr. Shi Guoqing is a non-executive Director. Mr. Miao Jianmin, a non-executive Director was appointed as a member of the Nomination and Remuneration Committee in late 2008. Mr. Cai Rang, an independent non-executive Director, is the chairman of the committee.

Regarding the nomination of directors, the Nomination and Remuneration Committee shall first discuss the nomination of candidates as new directors, and then recommend such candidates to the Board of Directors. The Board of Directors shall then determine whether such candidates’ appointments should be proposed for approval at the shareholder’s general meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board of Directors are the educational background, management and research experience in the finance industry, especially in the insurance sector, of the candidates and the candidates’ commitment to the Company. Regarding the nomination of independent non-executive directors, the Nomination and Remuneration Committee will also give special consideration to the independence of the relevant candidates.

The fixed salary of the executive directors and other senior management is determined in accordance with the market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisal. The amounts of directors’ fees and share appreciation rights are determined with reference to the market levels and the circumstances of the Company.

Two meetings were held by the Nomination and Remuneration Committee for the year 2008. Attendance records of individual members are as follows:

Position	Name	Meetings Attended		Attendance Rate
Chairman	Cai Rang	2/2		100%
Member	Sun Shuyi	1/2 (Note	)	50%
Member	Shi Guoqing	2/2		100%

Note:	At the seventh meeting of the second session of the Nomination and Remuneration Committee held on 20 March 2008, Mr. Sun Shuyi gave written authorization for Mr. Cai Rang to act as his proxy to attend and vote in the meeting.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

From the end of the year 2008 up to the Latest Practicable Date, the Nomination and Remuneration Committee has convened one meeting to review the Resolution on election of a new session following the end of the second session of the Board of Directors meeting. Attendance records of individual members are as follows:

Position	Name	Meetings Attended	Attendance Rate
Chairman	Cai Rang	1/1	100%
Member	Sun Shuyi	1/1	100%
Member	Miao Jianmin	0/1 (Note 1)	—
Member	Shi Guoqing	0/1 (Note 2)	—

Note 1:	At the ninth meeting of the second session of the Nomination and Remuneration Committee held on 24 March 2009, Mr. Miao Jianmin gave written authorization for Mr. Sun Shuyi to act as his proxy to attend and vote in the meeting.

Note 2:	At the ninth meeting of the second session of the Nomination and Remuneration Committee held on 24 March 2009, Mr. Shi Guoqing gave written authorization for Mr. Cai Rang to act as his proxy to attend and vote in the meeting.

During the year 2008, the principal work performed by the Nomination and Remuneration Committee was as follows:

1.	reviewing and approving the Resolution on interim procedures for the performance evaluation of board directors, supervisors and senior management and putting the same to the Board meeting for review and approval;

2.	reviewing and approving the Resolution on approving the performance evaluation results on senior management of the Company for 2007;

3.	reviewing and approving the Resolution on nominating Mr. Miao Jianmin, Mr. Lin Dairen and Ms. Liu Yingqi as board members of the Company;

4.	reviewing and approving the report on Self-evaluation of the Audit Committee and the report on Self-evaluation of the Nominations and Remuneration Committee.

RISK MANAGEMENT COMMITTEE

The Company established the Risk Management Committee on 30 June 2003. During the year 2008, the Committee was comprised of Mr. Ma Yongwei, an independent non-executive director, Mr. Wan Feng, an executive director, Ms. Zhuang Zuojin, a non-executive director, and Ms. Liu Yingqi, an executive director. Under the resolution of the thirteenth meeting and the second session of the Board of Directors held on 27 October 2008, Ms. Liu Yingqi was elected as a member of Risk Management Committee. Mr. Ma Yongwei is the Chairman of the Committee.

The Risk Management Committee is mainly responsible for studying the State’s macro-economic financial policy, analyzing market changes, formulating industry risk management proposals, proposing company risk control standard system, studying laws and regulations, policies and regulatory standards promulgated by the regulatory authority, proposing effective implementation measures, assisting the management in establishing and improving the internal control system, formulating the business risk management policy of the Company, presiding over the feasibility and risk assessment of important business activities, reviewing assessment reports of the Company in relation to business risks and internal control status, identifying risks or potential risks in the day-to-day operations and making recommendations to the management, dealing with sudden and significant risks or crises, and performing and exercising other duties or powers delegated to or granted by the Board of Directors.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

For the year 2008, the Risk Management Committee has convened one meeting to review the Resolution on establishing a comprehensive risk management system for the Company and the Report on risk management work for the six months ended 30 June 2008. According to business demand, the Risk Management Committee conducted field studies for the Company’s risk management work in Xinjiang Autonomous Region and Inner Mongolia Autonomous Region in June and July 2008 respectively and made investigation reports.

STRATEGY COMMITTEE

The Company established the Strategy Committee on 30 June 2003. For the year 2008, the Committee was comprised of Mr. Long Yongtu, an independent non-executive director, Mr. Wan Feng, an executive director, Mr. Shi Guoqing, a non-executive director and Mr. Lin Dairen, an executive director. Under the resolution of the thirteenth meeting of the second session of the Board of Directors held on 27 October, 2008, Mr. Lin Dairen was elected as a co-opted member of Strategy Committee. Mr. Long Yongtu, an independent non-executive director, is Chairman of the Committee. The principal duties of the Strategy Committee include drawing up long-term development strategies and significant investment or financing plans of the Company, proposing significant capital investment for operation projects, and conducting studies and making recommendations on other important matters affecting the development of the Company.

For the year 2008, the Strategy Committee has convened one meeting to approve the Report on the evaluation of the implementation of the eleventh five-year development plan and suggestions on the development strategy in the late stage of the eleventh five-year plan.

AUDITORS’ REMUNERATION

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. were the international auditors and the PRC auditors of the Company for the year ended 31 December 2008. During the year 2008, the external auditors (including any entity that is under the common control, ownership or management with the auditors which a reasonable and informed third party, having knowledge of all relevant information, would reasonably conclude as being part of the auditors nationally or internationally) provided the Group with audit and audit related services at fees detailed below:

Name/Nature of Services	Fee (in RMB million)
Audit and audit related services	64

The Audit Committee has resolved to appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd., as auditors for the statutory and internal control auditing for the financial year 2009. The resolution has been approved by the Board of Directors, pending the approval and authorization by shareholders at the 2009 annual general meeting.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

INTERNAL CONTROL AND RISK MANAGEMENT

The Company has at all times attached great importance to internal control and risk management. The Company’s internal control is carried out by an internal control and risk management team comprising the Board of Directors, the Audit Committee and the Risk Management Committee formed under the Board of Directors, the Supervisory Committee of the Company, the management and the Internal Control and Risk Management Committee formed by the management, and the internal control execution and supervision department of the Company. Strictly based on the corporate governance structure, the Company commenced much work on aspects such as internal control establishment, system implementation and risk management to enhance the internal control of the Company.

The Company has improved its corporate governance structure, and established a check and balance mechanism between the Board of Directors, the Supervisory Committee and the operational management. The Company has established employees’ conduct standards and various policies and systems, risk control procedures for prevention of fraud and staff conduct guidelines and model code of ethics. The Company has set up a special system to specify the independent status of the internal audit department in the corporate structure, the terms of reference of the internal audit department and the reporting relationship with the Audit Committee under the Board of Directors and the Supervisory Committee.

The Company has been devoted to promoting internal control and establishing policies related to internal control. Based on the experience and achievements from compliance with Sarbanes-Oxley Act-Section 404, it formulated internal control standards, the application of which was expanded to each aspect of the Company’s operational management. The Company also began to expand the implementation of the internal control standards, actively promote the culture and philosophy of internal control, and comprehensively advanced the internal control level of the Company.

The Company commenced supervision and investigation work on internal control by various means. It monitored and examined the execution of the internal control system related to preparation of the financial statements, ensuring thorough implementation of the internal control system. The audit department and the related departments conduct various kinds of auditing, accounting and basic accounting appraisal such as economic liability auditing, financial revenue and expenditure auditing and key investment auditing independently or jointly every year. This is beneficial to further safeguarding the thorough implementation of the regulations and systems of the Company, reducing operational risk exposure, strengthening internal control, optimizing resource allocation and improving operational management of the Company.

An Audit Committee has been established under the Board of Directors. It worked together with the Company’s management to review and discuss about the information disclosure mechanism and procedure and the internal control mechanism for financial reporting to ensure the management has fulfilled its duties in relation to such mechanisms and procedures, and monitored and examined the Company’s financial control, information disclosure mechanism and procedure, internal control and risk management system. The Board of Directors also reviews the self-assessment of internal control report, risk assessment report and compliance report.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

In accordance with the requirements on laws and regulations relating to internal control at places where the Company is listed, the Company has completed a self assessment on internal control relating to Sarbanes-Oxley Act-Section 404 and requirements of the SSE as at 31 December 2008, and confirmed such internal control was effective. The Company had also received from independent auditors unqualified opinions on the effectiveness of our internal control relating to financial reporting as at 31 December 2008. The Company’s assessment report and the report of independent auditors will be included in our SEC Form 20-F submitted to the U.S. Securities and Exchanges Commission(“SEC”) and the attachment to the annual report submitted to the SSE.

During the process of enhancing and optimizing its internal control systems, the Company identified and addressed certain issues that needs to be resolved. The Company believes that the continued improvement and effective operation of its internal control systems is beneficial to its prevention and mitigation of operational risk and the protection of the interests of its customers and shareholders.

STOCK APPRECIATION RIGHTS

For further details, see page 35, “H Shares Stock Appreciation Rights”, paragraph 10 of “Report of the Board of Directors”.

SHAREHOLDERS’ INTEREST

To safeguard shareholders’ interests, shareholders have the right to participate in the Company’s affairs by attending general meetings in addition to the right of convening extraordinary general meetings under certain circumstances.

Where the number of directors falls below the minimum requirement by the Articles of Association or law, the loss incurred reaches one third of the Company’s total share capital, or the Board of Directors or the Supervisory Committee deems necessary, or where shareholders of 10% or more make a requisition, the Board of Directors shall convene an extraordinary general meeting within two months of the date of such requisition. Where shareholders of 10% or more requests for an extraordinary general meeting, such shareholders shall make a request in writing to the Board of Directors with a clear agenda. The Board of Directors shall upon receipt of such a written request, convene a meeting as soon as possible. If the Board of Directors fails to convene a meeting within thirty days after the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months after the receipt by the Board of Directors of such a written request.

Shareholders may put forward enquiries to the Board of Directors through the company secretary or the Board of Directors’ secretary, or put forward proposals at shareholders’ meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

INVESTOR RELATIONS

As at 31 December 2008, the Company had 28,264,705,000 shares in total, of which there were 7,441,175,000 H Shares and 20,823,530,000 A Shares. Please refer to page 163 of the annual report for details of movement in the Company’s share capital, and to pages 37 to 39 for the substantial shareholders of the Company and their shareholding details.

The general meetings convened in 2008 including the 2008 Annual General Meeting on 28 May 2008 and extraordinary general meeting on 27 October 2008. Results of shareholder votes at such general meetings have been published on the website of the Hong Kong Stock Exchange.

The Company has established a specific department to handle investor relations. In 2008, the Company has taken a series of measures to enhance its relationship with investors, which mainly includes holding the Annual General Meeting, publication of periodic reports, holding press conferences for performance results, holding conference calls with investors, meeting investment analysts, Corporate Open Day for analysts and investors, attending investors’ meetings, and establishing the Company’s IR website.

In 2008, the Company communicated with more than 2,400 investors and analysts in all kinds of manners, including successful reception at the Company of more than 150 groups of investors and analysts, consisting of 600 persons in total, communicating with about 750 investors by participating in 18 investor’s meetings held in and out of China, inviting about 100 investors/analysts in and out of China to attend the Corporate Open Day, and meeting or visiting 730 investors in the results release conference and road shows. In addition, we kept close contact with investors’ groups by phone and email, and communicated through more than 3,000 emails with investors’ groups, and answered and replied more than 3,300 calls and emails.

In 2008, for the first time, the Company released its 2007 financial results at Hong Kong and Beijing simultaneously through video conference, and successfully organized activities such as the “Corporate Open Day for Global Analysts/ Investors/Media”, further enhancing the communication with investors and analysts.

In 2008, the Company was awarded “Excellence Awards on the Best Improvement on IR (State Owned Enterprise)” for A Share listed companies and “Excellence Awards on the Best IR Awards” for H Share listed companies issued by the 2008 IR (Investor Relations) Magazine, and “Top 100 Best IR Management in Chinese A Share Companies” issued jointly by SSE, Shenzhen Stock Exchange and the Chinese Listing Company IR Management Research Centre in Nanjing University.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF NYSE LISTED COMPANY MANUAL

As a Chinese company with H shares, ADSs and A shares publicly traded on the Hong Kong Stock Exchange, New York Stock Exchange (“NYSE”) and the SSE, respectively, the Company must comply with the corporate governance standards provided by PRC company law and other laws, as well as the securities laws and regulations in Hong Kong, United States and the listing requirements of the HKSE, the NYSE and the SSE that are applicable to the Company. The description set forth below includes, for purpose of Section 303A.11 of the NYSE Listed Company Manual, a summary of the significant ways in which the Company’s corporate governance practices differ from those followed by U.S. domestic companies under NYSE rules.

Board Independence

The Company identifies its independent non-executive directors in accordance with the qualifications provided by relevant PRC and Hong Kong regulations, which prohibit independent directors from having, among other things, specified interests in the Company’s securities or business, relationships with the management and financial dependence on the Company. These tests vary in certain respects with those set forth under Section 303A.02 of the NYSE Listed Company Manual.

Section 303A.02 of the NYSE Listed Company Manual also requires the board of directors to affirmatively determine that the director has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and requires companies to identify which directors are independent and disclose the basis for that determination. Under the HKSE Listing Rules, each independent non-executive director must provide an annual confirmation of his independence to the listed company. Under the Tentative Guidelines on Corporate Governance of Insurance Companies issued by the CIRC in 2006 (the “Chinese Insurance Company Corporate Governance Guidelines”), each independent director must make a public announcement of the director’s independence and commitment to duties.

Section 303A.01 of the NYSE Listed Company Manual provides that a U.S. domestic issuer must have a majority of independent directors, unless more than 50% of such issuer’s voting power is controlled by an individual, a group or another company (a “controlled company”). Because more than 60% of the Company’s voting power is controlled by CLIC, the Company, as with controlled U.S. domestic companies, would not be required to comply with this independent board requirement. As at 31 December 2008, the board of directors comprised thirteen directors, including four executive directors, three non-executive directors and six independent non-executive directors.

Non-management directors of U.S. domestic companies are required by Section 303A.03 of the NYSE Listed Company Manual to meet at regularly scheduled executive sessions without management. The Company is not required by PRC or Hong Kong laws or requirements on mandatory basis to, and did not hold such sessions in the year 2008.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

Nominating/Corporate Governance Committee and Compensation Committee

Under Section 303A.04 of the NYSE Listed Company Manual, a U.S. domestic company must have a nominating/ corporate governance committee composed entirely of independent directors with a written charter that addresses certain specified responsibilities, unless it is a “controlled company”. Section 303A.05 of the NYSE Listed Company Manual requires a U.S. domestic company to have a compensation committee composed entirely of independent directors with a written charter that addresses certain specified duties, unless it is a “controlled company”. The Company, as with controlled U.S. domestic companies, is not required under NYSE rules to have such a nominating/corporate governance committee or compensation committee. The Company has established a nomination and remuneration committee in accordance with the HKSE Listing Rules, comprised of a majority of independent non-executive directors as construed under those rules. The nomination and remuneration committee is mainly responsible for the review and recommendation of the nomination of directors and senior officers of the Company, as well as the formulation of training and remuneration policy for the senior management of the Company. The Chinese Insurance Company Corporate Governance Guidelines require that nomination and remuneration committees of Chinese insurance companies be comprised entirely of non-executive directors with the independent directors as the Chairmen. In the year of 2008, our nomination and remuneration committee comprised two independent non-executive directors and one non-executive director with one of the independent non-executive directors serving as Chairman. (A non-executive director was newly elected as a member in late 2008). The Company has complied with the composition requirements of the nomination and remuneration committee as prescribed under the Chinese Insurance Company Corporate Governance Guidelines.

Audit Committee

The NYSE rules set forth two levels of audit committee standards for U.S. domestic companies and foreign private issuers. As a foreign private issuer, the Company is required to comply with the audit committee requirements under Section 303A.06 of the NYSE Listed Company Manual, such as audit committee independence and certain functions and powers, but is not subject to the additional qualifications, independence, function and other requirements for U.S. domestic companies provided under Section 303A.07 of the NYSE Listed Company Manual.

The Company has established an audit committee in accordance with the requirements of Section 303A.06 of the NYSE Listed Company Manual, the HKSE Listing Rules and the Chinese Insurance Company Corporate Governance Guidelines. The audit committee is mainly responsible for the review and supervision of the Company’s financial reporting procedures, internal control systems, risk management procedures and compliance matters.

Corporate Governance Guidelines

Under Section 303A.09 of the NYSE Listed Company Manual, a U.S. domestic company must adopt and disclose corporate governance guidelines that address specified key subjects. The Company is not required by Chinese or Hong Kong laws or requirements to, and currently does not, have such corporate governance guidelines. However, the Company addresses several of the key subjects required by the NYSE Listed Company Manual to be included in the corporate governance guidelines in its articles of association, Procedural Rules for Board of Directors Meetings, Rules of Internal Control and other internal corporate documents.

In addition, under the Hong Kong Stock Exchange Listing Rules, the Company is expected to comply with, but may choose to deviate from, the provisions of the Code, which sets out the principles of good corporate governance for issuers. However, the Company should disclose the reasons for deviation, if any, in its interim and annual reports.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Corporate Governance

The Company is required by CSRC to disclose in its annual report filed with the CSRC the actual corporate governance practice of the Company as compared with CSRC’s rules on corporate governance of listed companies. Under such rules, the Company is required to disclose the differences between its actual practices and the requirements under such rules, if any. Accordingly, the Company has disclosed in its annual report for year 2008 filed with the CSRC that it had established comparatively proper and sound corporate governance strictly in accordance with the PRC Company Law and PRC Securities Law as well as relevant rules and regulations, and that there were no significant differences between the Company’s actual corporate governance practices and relevant provisions and requirements under CSRC’s rules.

Code of Business Conduct and Ethics

Section 303A.10 of the NYSE Listed Company Manual requires U.S. domestic companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The Company has adopted a Code of Business Conduct and Ethics for Directors and Senior Officers and Code of Conduct for Employees. The Company has disclosed the Code of Business Conduct and Ethics for Directors and Senior Officers in its annual report under Form 20-F for fiscal year ended December 31, 2004 and is required to disclose in the annual report under Form 20-F any waivers of the code for directors or executive officers. In addition, according to the HKSE Listing Rules, all directors of the Company must comply with the Model Code for Securities Transactions by Directors of Listed Companies that sets forth the required standards with which the directors of a listed company must comply in securities transactions of the listed company. Under the Listing Rules of the SSE any of the directors, supervisors or senior management of the listed company shall not transfer any shares of such company held by him/her within one year of the listing of the company or six months after leaving such company. During his/her tenure at the company, he/she shall file for record in advance any proposed transaction in the shares of the company with the SSE in accordance with the relevant rules and regulations. In case of changes in shareholdings in the company, he/she shall report such changes on a timely basis to the company, which shall then make relevant announcements on the website of the SSE.

Certification Requirements

Under Section 303A.12(a) of the NYSE Listed Company Manual, each U.S. domestic company Chief Executive Officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. There are no similar requirements under PRC or Hong Kong laws or requirements.

ENHANCING CORPORATE GOVERNANCE

With a view to further fostering the corporate governance practices of the Company, the Company will continue to provide training to management, as and when appropriate, in order to keep them abreast of the regulatory requirements in China and the locations where the Company is listed. The Company will regularly assess and enhance its corporate governance measures and practices to ensure that they are on par with the development of international governance structures and in light of the changing regulatory requirements and investors’ needs. This will also help ensure long term and continuous development of the Company, enhance corporate value and generate returns for shareholders.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Corporate Social Responsibility

As China’s largest life insurance company, the Company has been committed to fulfilling its corporate social responsibilities for many years. The Company seeks to establish a business model that contributes to both its own development and the society. The Company has played a positive role in complementing the social security system, contributing to the establishment of new socialist villages, supporting reform and development of the capital market, helping the disadvantaged, and increasing public knowledge regarding insurance products.

In early 2008, the Company provided free short-term accident insurance for the duration of the disaster period to staff of the National Grid and Southern Grid and police officers who fought against the severe snowstorm hitting southern Chinese provinces, and made payment of RMB5.76 million on the claims. China Life Charity Foundation also donated RMB10 million to the people in the affected regions.

After the 5.12 Wenchuan Earthquake, China Life Charity Foundation responded with an immediate RMB16 million donation through the Red Cross Society of China for the reconstruction of schools in the disaster area. The Company’s 700,000-plus employees and exclusive agents donated another RMB33.25 million. Thousands of employees and exclusive agents also participated in blood donations for the disaster-stricken areas. Branches in disaster area, while helping themselves, also engaged in giving treatment to the wounded and settling down victims. As the only representative of the nation’s hero collective in fighting against the disaster in insurance industry, Shifang branch of China Life was commended by Party Centre Committee and State Council. Additionally, the Company also donated accident insurance to 12 types of rescue workers involved in the rescue work, including soldiers, police officers, etc., and made payment of RMB8.54 million in total. On 14 May 2008, after careful consideration, the Company announced its plan of donation through China Life Charity Foundation to take on the responsibility for basic living expenses of earthquake orphans until they reach the age of 18. On 11 November 2008, China Life Charity Foundation signed a cooperative agreement with the Ministry of Civil Affairs in relation to China Life’s support program for Wenchuan Earthquake orphans, and transfered to the Ministry of Civil Affairs RMB4.8672 million in total as loving supportive money for the first 13 months, which had been handed out monthly to the orphans’ guardians by the Ministry of Civil Affairs.

At the end of May 2008, the Company announced ten “5.12 earthquake insurance claims service commitments”, and established 69 claim service stations in the areas seriously affected by the disaster, to simplify claim processes and provide easily accessible and convenient services for people in the disaster-stricken areas. The members of the claim service stations were selected from branches in non-disaster areas. As at the end of the Reporting Period, the Company made payment on 16,397 customers’ claims, totaling approximately RMB153 million through seeking confirmation of policy information from different sources on its own initiative.

The Company focused on “Small Amount Insurance”, “China Life New Industrial Life Insurance” (“New Industrial Life Insurance”) and “New Village Cooperative Medical Scheme”, devoting to the establishment of village social security system. As at the end of 2008, more than 30 million rural residents benefited from the above products, and the New Village Cooperative Medical Scheme had been offered in 90 counties (townships and communities), amounting to more than 80% of New Village Cooperative Medical Scheme offered by the whole insurance industry. The Company provided compensatory payment service for medical expense to 11.65million persons in total.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Corporate Social Responsibility

In 2008, the Company provided continuous donation of RMB30 million to China Life Charity Foundation. It continued to work on the “Healthy New Villages” project jointly initiated with the Red Cross Society of China, assisted with the construction of 57 China Life Fraternity Healthcare Centers, trained 200 rustic doctors from all over the country, and also actively provide assistance to patients with serious illness. On 5 December 2008, as a result of its prominent performance in a series of public welfare events in fighting against the snowstorm and the earthquake, the Company was awarded “China Charity Award — Domestic Enterprise with Greatest Love”, which is the highest government awards in the area of charity.

In 2008, the Company formally established China Life Volunteers Association, and initiated China Life Volunteers Program, in order to provide facilities, guidelines, supports and protection for employees and exclusive agents who wish to provide voluntary service to the society with their own time and skills. The Company encouraged and supported employees and exclusive agents in all levels of branches to participate in voluntary activities, which cover the areas of environment protection, sickness assistance, poverty relief, emergency rescue, community construction and other events, etc., including long period support to the earthquake orphans, and to help others and provide services to the society with noble spirit of love and dedication.

With the excellent performance and professional capabilities of the Olympic Audience Call Centre volunteer team organised by the Company, the team members performed their duties and made outstanding contribution to the Beijing Olympic Games. In addition, the Company provided insurance coverage for the policemen involved in the Olympic Games security work and made payment of RMB1.4 million on claims.

Through active participation in these charity undertakings, the Company strives to achieve both business development and contribution to society, and drive growth for the interest of its shareholders, customers and employees.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Directors, Supervisors and Senior Management

DIRECTORS

Mr. Yang Chao, born in 1950

Mr. Yang became the Chairman of the Company in July 2005, the President of China Life Insurance (Group) Company in May 2005 and the Chairman of China Life Property and Casualty Insurance Company Limited in December 2006. Between May 2005 and Januaryn 2006, he was the President of the Company. Between 2000 and 2005, Mr. Yang was the Chairman and President of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Mr. Yang graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, majored in English and Business Administration, and had obtained a Master’s degree in Business Administration. Mr. Yang, a Senior Economist, has more than 30 years of experience in the insurance and banking industries, and was awarded special allowance by the State Council. He is currently the Vice President of National Association of Financial Market Institutional Investors, the Chairman of the Chairmanship of China Federation of Industrial Economics, the member of Shanghai international financial center construction advisory committee and the member of Association for Relations Across the Taiwan Straits.

Mr. Wan Feng, born in 1958

Mr. Wan became the President of the Company in September 2007, and at the same time Vice President of China Life Insurance (Group) Company and Director of China Life Pension Company Limited. He became an Executive Director of the Company from June 2006 and served as the Vice President of the Company from 2003. On 31 January 2007, it was resolved by the Board of Directors to authorize Mr. Wan Feng to be responsible for the day-to-day operations and management of the Company. He became a Director of China Life Property and Casualty Insurance Company Limited from November 2006, and became a Director of China Life Insurance Asset Management Company Limited from January 2006. Mr. Wan received a BA degree in Economics from Jilin College of Finance and Trade, MBA from Open University of Hong Kong, and Doctorate in Finance from Nankai University in Tianjin. Mr. Wang, a Senior Economist, has 27 years of experience in the life insurance industry, and was awarded special allowance by the State Council. He is currently the Director of China Life Charity Foundation, the Deputy Director of China Association of Actuaries, the Deputy Director of Insurance Association of China, the executive Director of Insurance Institute of China and Director of China Insurance Guarantee Fund Committee.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Directors, Supervisors and Senior Management

Mr. Lin Dairen, born in 1958

Mr. Lin became an Executive Director of the Company on 27 October 2008. Mr. Lin served as the Vice President of the Company since 2003 and served as the Executive Director and President of China Life Pension Company Limited from November 2006. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute. Mr. Lin, a Senior Economist, works in life insurance for 27 years and has accumulated extensive experience in operation and management. He is currently the executive director of Insurance Institute of China, the standing Director of the China Association for Labour Studies, the executive Director of Peking University China Center for Insurance and Social Security Research.

Ms. Liu Yingqi, born in 1958

Ms. Liu became an Executive Director of the Company on 27 October 2008. Ms. Liu served as the Vice President of the Company since January 2006 and acted as Board Secretary from 30 May 2008. Ms. Liu became the Director of China Life Pension Company Limited in November 2006. Ms. Liu was the Chairperson of the Supervisory Committee of the Company between August 2003 and January 2006. Ms. Liu graduated with a BA in Economics from Anhui University in 1982, Ms. Liu has over 22 years of experience in operation and management of the life insurance business and insurance administration. Ms. Liu, a Senior Economist, has extensive experience in operation and management. She is currently the Director of the Insurance Institute of China.

Mr. Miao Jianmin, born in 1965

Mr. Miao Jianmin became a Non-Executive Director of the Company on 27 October 2008. Mr. Miao became a Vice President of China Life Insurance (Group) Company in December 2005. Currently he also serves as the Chairman of both China Life Insurance Asset Management Company Limited and China Life Franklin Asset Management Company Limited, the Chinese Alternate Representative of ABAC (APEC Business Advisory Council) and the Director of the Insurance Association of China, and was awarded special allowance by the State Council. Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a major in money and banking. He studied in the Insurance Faculty of Central University of Finance and Economics from 1982 to 1986. Mr. Miao is a Senior Economist.

Mr. Shi Guoqing, born in 1952

Mr. Shi became a Non-Executive Director of the Company in 2004. Mr. Shi is also the Vice President of China Life Insurance (Group) Company from August 2003, and the Chairman of China Life Insurance (Overseas) Co., Ltd., Chairman of China Life-CMG, Director of Beijing Oriental Plaza Company Limited, Director of Hong Kong Huiyen Holding Company Limited, Director of China World Trade Center Limited, Director of China World Trade Center Company Limited, Director of China World Trade Investments Limited, Chairman of Shanghai PICC Tower Limited, and Director of Shanghai Lujiazui Finance & Trade Zone United Development Co., Ltd. Mr. Shi graduated from Foreign Trade and Business College of Beijing in 1976. Mr. Shi, a Senior Economist, has over 30 years of experiences in the insurance industry, and has accumulated extensive experiences both in the operation and management of insurance business.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Directors, Supervisors and Senior Management

Ms. Zhuang Zuojin, born in 1951

Ms. Zhuang became a Non-Executive Director of the Company from June 2006, and served as the Vice President of China Life Insurance (Group) Company from August 2003, Director of China Life Insurance Asset Management Company Limited from June 2004. She acted as a Director of China Life Franklin Asset Management Company Limited from May 2006 and a Director of China Life-CMG from June 2000. Ms. Zhuang graduated from Correspondence College of CCP School, majored in Economics and Management, and studied Probability and Statistics (major in Insurance Actuary) in Zhejiang University from September 1998 to January 2000. Ms. Zhuang, a Senior Accountant, has worked in the insurance industry for over 28 years, and has accumulated extensive experiences both in the operation and management of insurance businesses. She is currently the Vice President of Financial Accounting Society of China.

Mr. Long Yongtu, born in 1943

Mr. Long became an Independent Non-Executive Director of the Company in 2003 and is also the Secretary General of Boao Asian Forum. Before leaving government in early 2003, Mr. Long served as the Vice Minister and Chief Negotiation Representative of MOFTEC (now the Ministry of Commerce) from 1997 onwards. Mr. Long also served as the Assistant to the Minister, Director of International Trade and Economic Affairs, and as Director of International Communication in the same ministry. A 1965 graduate of the Foreign Language Department of Guizhou University, Mr. Long studied at the London School of Economics between 1973 and 1974 and received a Honorary Doctorate of Economics from the London School of Economics and Political Science in 2005.

Mr. Sun Shuyi, born in 1940

Mr. Sun became an Independent Non-Executive Director of the Company in 2004. He is the Executive Vice President of China Federation of Industrial Economics, Vice Chairman of United China Enterprise Association, Executive Vice President of China Enterprise Association, Deputy Supervisor of China Brand Promotion Committee, Member of the 10th Chinese People’s Political Consultative Conference. From 1993 to 2001, Mr. Sun acted as the Deputy General Manager of General Office of the Central Steering Committee of Financial Affairs of China, Deputy Minister of Ministry of Labour, Deputy Party Secretary of Central Government Enterprise Working Committee. Mr. Sun graduated from the University of Science and Technology of China in 1963 and is a Senior Engineer and Certified Public Accountant.

Mr. Ma Yongwei, born in 1942

Mr. Ma became an Independent Non-Executive Director of the Company in 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the Chairman of China Insurance Regulatory Commission from 1998 to 2002. From 1996 to 1998, he served as the Chairman and President of former China Insurance Group Company. From 1994 to 1996, he served as the Chairman and President of former People’s Insurance Company of China. From 1984 to 1994, Mr. Ma served as Governor of Agricultural Bank of China. Mr. Ma graduated from Finance Department of Liaoning Finance and Economic University in 1966. Mr. Ma, a Researcher, has over 37 years of experience in the banking industry and the insurance industry.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Directors, Supervisors and Senior Management

Mr. Chau Tak Hay, born in 1943

Mr. Chau became an Independent Non-Executive Director of the Company in 2003. Prior to this, Mr. Chau occupied a number of important positions in the Hong Kong Government. They include Secretary for Commerce and Industry, Secretary for Broadcasting, Culture and Sport, Director General of Trade, and Secretary for Health and Welfare. Mr. Chau graduated from the University of Hong Kong in 1967.

Mr. Cai Rang, born in 1957

Mr. Cai became an Independent Non-Executive Director of the Company in 2004. He is the Party Secretary and Deputy General Manager of China Iron&Steel Research Institute Group, and the Vice Chairman of Advanced Technology & Materials Company Limited, Committee Member of Chinese People’s Political Consultative Conference of Beijing and Committee Member of Chinese People’s Political Consultative Conference. From 1998 to March 2007, Mr. Cai Rang was the President of Advanced Technology & Materials Company Limited. In 1982, Mr. Cai graduated from the Machinery Faculty of the Northeastern Industry University with a Bachelor’s degree in Machinery Architecture. He pursued post graduate studies at New York State University from 1984 to 1986 to obtain a MBA degree. He pursued on-the-job studies in the School of Business Administration of Remin University of China from 1997 to 2001 and obtained a Doctor’s Degree in Business Administration. From 1997 to 1998, Mr. Cai Rang was a visiting professor of the Cambridge University in the UK. Mr. Cai Rang is a professor-level Senior Engineer, and was awarded special allowance by the State Council.

Mr. Ngai Wai Fung, born in 1962

Mr. Ngai became an Independent Non-Executive Director of the Company on 29 December 2006. He is the Non-executive Chairman of Top Orient Group of Companies, Director and head of listing services of KCS Limited (formally the commercial division of KPMG and GT), vice president of the Hong Kong Institute of Chartered Secretaries, and the Chairman of its China Affairs Committee and Membership Committee. He has held many senior management positions of a number of listed companies in Hong Kong, including COSCO, China Unicom Limited and Industrial and Commercial Bank of China (Asia) Ltd. He is a fellow of The Association of Chartered Certified Accountants, Hong Kong Institute of Certified Public Accountants, fellow member of The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries, and member of The Hong Kong Institute of Directors and Hong Kong Securities Institute. Mr. Ngai graduated from Andrews University of Michigan in 1992, and obtained a Masters Degree in Business Administration, and graduated from Hong Kong Polytechnic University in 2002, and obtained a Masters Degree in Finance. He is currently studying for a doctorate in Finance at the Shanghai University of Finance and Economics.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Directors, Supervisors and Senior Management

SUPERVISORS

Ms. Xia Zhihua, born in 1955

Ms. Xia became a Supervisor of the Company in January 2006, and the Chairperson of the Supervisory Committee of the Company in March 2006. Ms. Xia served as the State Council’s representative in China Life Insurance (Group) Company, Designated Supervisor of bureau level grade official and Office Director of the Supervisory Committee of China Export & Credit Insurance Corporation from August 2003 to December 2005. Before, Ms. Xia had 16 years work experience in the State Ministry of Finance and the economic and financial management experience. Ms. Xia graduated from department of Economics at Xiamen University in 1982 and received a BA degree in Politics and Economics. She graduated from department of Economics at Xiamen University in 1984 and received a MA degree in World Economics.

Mr. Wu Weimin, born in 1951

Mr. Wu became a Supervisor of the Company from June 2003, and is currently the Deputy General Manager of our Beijing Auditing Center. From August 2003 to September 2008, Mr. Wu served as the General Manager of the Compliance Department and Deputy Secretary of Disciplinary Committee. Mr. Wu graduated from China Insurance Management Staff Institute majored in insurance. He is a Senior Economist.

Mr. Qing Ge, born in 1950

Mr. Qing became a Supervisor of the Company in June 2006. He is currently the Director of the Trade Union of the Beijing IT Center of the Company. He was the General Manager of the Trade Union Department and the Deputy Director for the Committee of the Trade Union Department of the Company from September 2005 to October 2007. Mr. Qing was the Deputy General Manager of the Beijing office of the Company from September 2003 to September 2005. Mr. Qing, a Senior Economist, graduated from the South China University of Technology with university qualification.

Ms. Yang Hong, born in 1967

Ms. Yang became a Supervisor of the Company in October 2006, and is currently the General Manager of the Customer Service Department of the Company. From July 2003 to October 2006, Ms. Yang served as Assistant General Manager and Deputy General Manager of the Business Management Department of the Company. Ms. Yang graduated in the Computer Department of Jilin University with bachelor degree.

Mr. Tian Hui, born in 1951, Chinese

Mr. Tian became a Supervisor of the Company in June 2004. He is currently the Director and Party Secretary of China Coal International Engineering Research Institute. He was the Director and Party Secretary of China Coal International Engineering Research Institute, from June 2006 to April 2008, Director and Deputy Party Secretary of China Coal International Engineering Research Institute from 2000 to 2006. Mr. Tian obtained Bachelor’s and Doctor’s degrees from Fuxin Minery School and China University of Mining & Technology Beijing respectively. Mr. Tian is a professor-level Senior Engineer and a Master of China Construction Design, and was awarded special allowance by the State Council.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Directors, Supervisors and Senior Management

SENIOR MANAGEMENT

Mr. Wan Feng, please see the section of “Directors” for his profile.

Mr. Lin Dairen, please see the section of “Directors” for his profile.

Ms. Liu Yingqi, please see the section of “Directors” for her profile.

Mr. Liu Jiade, born in 1963

Mr. Liu became the Vice President of the Company in 2003 and a Director of China Life Insurance Asset Management Company Limited from June 2004. Mr. Liu served as Director of China Life Franklin Asset Management Company Limited from May 2006, and became the Director of Guangdong Development Bank in December 2006. He became the Vice Director of the Finance Bureau of the Ministry of Finance since 2000. Mr. Liu is a graduate of Central Finance College in 1984 (now Central University of Finance and Economics), with a bachelor degree in Public Finance. He is currently the member of Insurance Solvency Standard Committee the Director of the Insurance Institute of China and the member of the State Ministry of Finance Accounting Informationization Committee.

Mr. Zhou Ying, born in 1954

Mr. Zhou became the Vice President of the Company since August 2008 and served as the secretary of the commission for disciplinary inspection of the Company since November 2006. Mr. Zhou served as Director of the Fifth Office (at Deputy Bureau level) and as a Designated Director in Beijing State-owned Enterprise Supervisory Committee (at Deputy Bureau level) from May 2004 to November 2006. Mr. Zhou graduated from University of Science and Technology of China with a MBA degree.

Mr. Su Hengxuan, born in 1963

Mr. Su became the Vice President of the Company since August 2008. Mr. Su served as Assistant President of the Company from January 2006 to July 2008. Mr. Su acted as Director of China Life Property and Casualty Insurance Company Limited from November 2006, and became the Director of Insurance Professional College from December 2006 and Director of China Life Security Insurance Agency Company Limited from December 2007. He was the General Manager of the Company’s Individual Life Insurance Business Department from 2003 to 2006. Mr. Su graduated from Banking School, Henan Province in 1983 and graduated from Wuhan University in 1998 with a Bachelor’s degree in Insurance and Finance, majoring in Insurance. Mr. Su, a Senior Economist, has over 26 years of experience in the Chinese life insurance industry and insurance management. He is currently the Chairman of Insurance Marketing Association of Insurance Association of China.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Directors, Supervisors and Senior Management

Mr. Liu Lefei, born in 1973

Mr. Liu became the Chief Investment Officer of the Company and the General Manager of Investment Management Department of the Company from July 2006 and August 2004, respectively. Mr. Liu became the Director of China Life Asset Management Company from June 2008, the Director of CITIC Securities Company Limited from May 2008, Director of China Life Franklin Asset Management Company from October 2007 and the Director of Guangdong Development Bank from December 2006. He was the General Manager of Investment Management Department of China Galaxy Securities Company Limited, and General Manager of Beijing Galaxy Investment Advisers Company from 2003 to 2004. Mr. Liu graduated from Renmin University of China with a Bachelor’s degree in Economics in 1995, Graduate School of the Chinese Academy of Social Sciences in 1998, and China Europe International Business School with a Master’s degree in Business Administration majoring in Finance in 2006.

(Note: On 19 January 2009, the Fourteenth Meeting of the Second Session of the Board of Directors passed the “Proposal by Wan Feng, President of the Company, on the Designation of Mr. Liu Lefei to CITIC Securities Company Limited and Removal of his Position as the Chief Investment Officer of the Company”)

Mr. Liu Anlin, born in 1963

Mr. Liu became the Chief Information Technology Officer of the Company in July 2006 and the General Manager of Beijing R&D Center in June 2008. Mr. Liu was the Deputy Head and General Manager of Information Technology Department of the Company from November 2002 to July 2006. Mr. Liu graduated from Mathematics and Mechanics Department of Lanzhou University and majored in Computer Mathematics, with a Bachelor’s degree in Science in 1985 and obtained a Master’s degree in Business Administration from Tsinghua University in 2006. He is studying the doctorate in Risk Management in Beijing Normal University. Mr. Liu, a senior engineer, is currently Director of ACORD, member of China Insurance Standardization Committee, council member of Beijing Computer Users Association, expert consultant of IT Service Expert Committee of CFIP.

Mr. Liu Ting’an, born in 1962

Mr. Liu became the Secretary of the Board of Directors of the Company from November 2003 to 30 May 2008 and the Spokesman of the Company from November 2007. From 2000 to 2004, he acted as the General Manager of Investment Department of former China Life Insurance Company. Mr. Liu graduated from Jiangxi Finance and Economic College, Remin University of China and obtained Bachelor’s and Master’s degrees in Economics respectively. From 1990 to 1991, he studied in St. Edmund School of Oxford University in Britain. Mr. Liu is a Senior Economist.

Ms. Hwei-Chung Shao, born in 1954

Ms. Shao served as the Chief Actuary of the Company since March 2007. Ms. Shao had been the Senior Deputy President and Chief Actuary of subsidiaries under Prudential Financial Group of the United States, and has accumulated extensive working experience in insurance companies. She acted as the President and Senior Officer of many actuary societies, and obtained the qualifications of CFA (Chartered Financial Consultant), CEBS (Certified Employee Benefit Specialist), CHFC (Chartered Financial Consultant), CLU (Chartered Life Underwriter), MAAA (Member of the American Academy of Actuaries), FSA, etc. Ms. Shao obtained a Bachelor’s degree from National Chengchi University in Taiwan and a Master’s degree from University of Iowa, US. She is currently the member of Society of Actuaries of Greater China.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

COMPANY SECRETARY

Mr. Heng Kwoo Seng, born in 1948

Mr. Heng is the Company Secretary of the Company. Mr. Heng has been a practising accountant in Hong Kong since 1983 and is currently the Managing Partner of Morison Heng. Prior to that, he served as the Manager of the Finance Department of Ka Wah Bank Ltd. and as an Audit Supervisor of Peat Matwick Mitchell & Co. in the United Kingdom. Mr. Heng is a fellow member of the Institute of Chartered Accountants in England and Wales, and has over 17 years of experience in serving as company secretary of listed companies in Hong Kong.

QUALIFIED ACCOUNTANT

Mr. Yang Zheng, born in 1970

Mr. Yang became the Qualified Accountant of the Company in 2006. Mr. Yang has been the Deputy General Manager of the Finance Department of the Company since October 2006 and was the Assistant General Manager of the Finance Department of the Company from 2005 to October 2006. Mr. Yang was the Senior Financial Analyst of MOLEX in America between 2000 and 2005. Mr. Yang graduated from Beijing University of Technology in Electric Manufacturing in 1993 and obtained a Bachelor’s degree in Engineering. He obtained a MBA from Northeastern University in 2000, and received the qualification of Certified Public Accountants of Illinois in America in 2004. He became a member of American Institute of Certified Public Accountants in 2005.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Connected Transactions

1.	CONTINUING CONNECTED TRANSACTIONS

During 2008, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.34 of the Listing Rules. These continuing connected transactions were subject to reporting and announcement but were exempt from independent shareholders’ approval requirements under the Listing Rules.

To ensure the normal business operation of the Company after the restructuring, the Company entered into several agreements with CLIC before its listing in Hong Kong and the U.S., so as to define clearly the relationship between both parties after the restructuring. In order to strengthen its investment, the Company and CLIC each entered into an asset management agreement with AMC, a non-wholly owned asset management subsidiary of the Company. CLIC is a connected person of the Company by virtue of it being a controlling shareholder of the Company. AMC, a 60% owned subsidiary of the Company, is owned as to 40% by CLIC and is thus a connected person of the Company under Rule 14A.11(5) of the Listing Rules.

(1)	Policy Management Agreement

As part of the restructuring, CLIC transferred its entire branch services network to the Company. In order to capitalize on the large customer base of CLIC, increase the utilization of our customer service network and increase our revenue sources, CLIC engaged the Company to provide policy administration services relating to the retained policies (“non-transferred policies”) after the restructuring. The policy management agreement entered into between the Company and CLIC on 30 September 2003 expired on 31 December 2005. On 24 December 2005, the Company and CLIC entered into a renewed policy management agreement (the “Renewed Policy Management Agreement”) which expired on 31 December 2008. Pursuant to the Renewed Policy Management Agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies, applications for and renewal of additional coverage to the non-transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. As in the policy management agreement entered into in September 2003, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB8.0 per policy; (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The Company and CLIC entered into a confirmation letter on 30 December 2008, pursuant to which both parties confirmed the further renewal of the Renewed Policy Management Agreement for three years from 1 January 2009 to 31 December 2011, and the validity of all the other terms and conditions of the Renewed Policy Management Agreement. The annual cap in respect of the service fees to be paid by CLIC to the Company for each of the three years ending 31 December 2011 is RMB1,402 million.

For the year ended 31 December 2008, the service fee paid by CLIC to the Company amounted to RMB1,298 million.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Connected Transactions

(2)	Asset Management Agreements

(a) Asset Management Agreement between AMC and the Company

The asset management agreement between the Company and AMC was entered into on 30 November 2003 and later renewed till 31 December 2008. The Company and AMC entered into a renewed company asset management agreement (the “Renewed Company Asset Management Agreement”) on 30 December 2008. In accordance with the Renewed Company Asset Management Agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines given by the Company. The Company retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of the Company. All investment incomes and losses relating to the assets managed by AMC pursuant to the agreement will be retained and borne by the Company (as the case may be). In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee is payable annually and is calculated with reference to the fixed service fee per annum and the results of the annual appraisal of AMC conducted by the Company. The Renewed Company Asset Management Agreement is for a term of one year effective from 1 January 2009 and expiring on 31 December 2009, and subject to compliance with the requirements of the Listing Rules, will be renewed for another year, unless terminated by either party giving to the other party not less than 90 days’ prior written notice to terminate the agreement at the expiration of the current term. Based on the historical figures, the Company has set the annual cap amount in respect of the service fees to be paid by the Company to AMC at RMB800 million for the year ending 31 December 2009.

For the year ended 31 December, 2008, the Company paid AMC an asset management fee of RMB362 million.

(b) Asset Management Agreement between CLIC and AMC

The asset management agreement between CLIC and AMC was entered into on 30 November 2003 and later renewed till 31 December 2008. CLIC and AMC entered into a renewed CLIC asset management agreement (the “Renewed CLIC Asset Management Agreement”) on 30 December 2008. In accordance with the Renewed CLIC Asset Management Agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. CLIC retains the title of the entrusted assets and AMC is authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. In consideration of AMC’s investment and management services, CLIC agreed to pay AMC a service fee at the rate of 0.05% per annum. Such service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. After the end of each financial year, CLIC evaluates the investment performance of AMC and adjusts the basic service fee

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Connected Transactions

according to the comparsion between actual investment result and target result. The Renewed CLIC Asset Management Agreement is for a term of three years, effective from 1 January 2009 and expiring on 31 December 2011. The parties will negotiate the terms of renewal of the agreement 90 days prior to its termination. The Company will comply with the relevant Listing Rules requirements in respect of such renewal. The annual caps in respect of the service fees to be paid by CLIC to AMC for each of the three years ending 31 December 2011 are RMB280 million, RMB290 million and RMB300 million, respectively.

For the year ended 31 December 2008, CLIC paid AMC an asset management fee of RMB243 million.

CERTIFICATION BY AUDITOR

The Board of Directors has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions for the year ended 31 December 2008 which were subject to the reporting and announcement requirements, and the letter stated that:

(1)	Such continuing connected transactions have been approved by the Board of Directors;

(2)	For transactions involving provision of services by the Group, they are in accordance with the pricing policies of the Company;

(3)	The transactions have been entered into in accordance with the relevant agreements governing the transactions; and

(4)	The amounts of the continuing connected transactions have not exceeded the relevant annual caps.

CONFIRMATION BY INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company’s independent non-executive Directors have reviewed the above continuing connected transactions which were subject to reporting and announcement requirements, and confirmed that:

(1)	The transactions were entered into in the ordinary and usual course of business of the Company;

(2)	The transactions were conducted either on normal commercial terms or on terms that are fair and reasonable so far as our independent shareholders are concerned;

(3)	The transactions were entered into in accordance with the agreements governing those connected transactions; and

(4)	The amounts of the continuing connected transactions have not exceeded the relevant annual caps.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Connected Transactions

2.	OTHER CONNECTED TRANSACTIONS

During 2008, the following connected transactions were carried out by the Company pursuant to Rule 14A.32 of the Listing Rules. These connected transactions were subject to reporting and announcement but were exempt from independent shareholders’ approval requirements under the Listing Rules.

(1)	Capital injection to the Pension Company

On 7 May 2008, the Company entered into a capital injection agreement with the Pension Company. Prior to the capital injection, as CLIC held more than 10% of the issued share capital of the Pension Company, under Rule 14A.11(5) of the Listing Rules, the Pension Company constituted a connected person of the Company. Pursuant to the terms and conditions of the agreement, the total amount of capital agreed to be injected by the Company into the Pension Company was RMB1,854,838,700 which would be contributed by the subscription of 1,854,838,700 ordinary shares of the Pension Company. Upon completion of the capital injection, the Pension Company would be held as to 87.4%, 6%, 4.8% and 1.8% by the Company, CLIC, AMC and an independent third company, respectively. On 25 June 2008, the capital injection was approved by CIRC.

(2)	Capital injection to the P&C Company

On 23 May 2008, the Company entered into a capital injection agreement with P&C Company. Pursuant to the terms and conditions of the agreement, the total amount of capital agreed to be injected by the Company into P&C Company was RMB1,200,000,000 which would be contributed by the subscription of 1,200,000,000 shares of P&C Company. Prior to the capital injection, the registered capital of P&C Company was RMB1,000,000,000 and was held as to 60% and 40% by CLIC and the Company respectively. Under Rule 14A.11(4) of the Listing Rules, P&C Company constituted a connected person of the Company. Upon completion of the capital injection, P&C Company’s registered capital was increased to RMB4,000,000,000 and CLIC’s and Company’s shareholding in P&C Company remained unchanged. On 6 July 2008, the capital injection was approved by CIRC.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Awards

China Charity Award

The World’s 500 Most Influential Brands

2008 Asia Best Insurance Company
2008 China Best Insurance Company

Best Corporate Governance Award

Social Responsibility Award

2008 Best Local Life Insurance Company

Asia Best Insurance Company
The Most Competitive Insurer in Asia
(except Japan and Malaysia)

2008 Best Insurance Company

China Red Cross Award

Best Governance Award For Listed Companies

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Report of Auditor

PricewaterhouseCoopers 22nd Floor, Prince’s Building Central, Hong Kong Telephone : (852) 2289 8888 Facsimile : (852) 2810 9888 www.pwchk.com

Independent auditor’s report

To the shareholders of China Life Insurance Company Limited

(incorporated in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) set out on pages 79 to 172, which comprise the consolidated and company balance sheets as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2008 and of the Group’s profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 25 March 2009

China Life Insurance Company Limited ■ Annual Report 2008

81

Commission File Number 001-31914

Consolidated Balance Sheet

As at 31 December 2008

	Note	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
ASSETS
Property, plant and equipment	6	18,151	16,771
Deferred policy acquisition costs (“DAC”)	7	58,268	40,851
Investments in associates	8	8,176	6,450
Financial assets
Debt securities		575,885	443,181
– held-to-maturity securities	9.1	211,929	195,703
– available-for-sale securities	9.2	356,220	241,382
– at fair value through income (held-for-trading)	9.3	7,736	6,096
Equity securities		75,082	195,147
– available-for-sale securities	9.2	68,719	176,133
– at fair value through income (held-for-trading)	9.3	6,363	19,014
Term deposits	9.5	228,272	168,594
Statutory deposits-restricted	9.6	6,153	5,773
Loans	9.7	17,926	7,144
Securities purchased under agreements to resell	9.8	—	5,053
Accrued investment income	9.9	13,149	9,857
Premiums receivables	11	6,433	6,218
Reinsurance assets	12	963	966
Other assets	13	2,285	2,382
Cash and cash equivalents		34,085	25,317

Total Assets		1,044,828	933,704

The notes on pages 87 to 172 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Consolidated Balance Sheet

As at 31 December 2008

	Note	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Long-term traditional insurance contracts	14	273,474	218,165
Long-term investment type insurance contracts	14	362,241	284,588
Short-term insurance contracts
– reserves for claims and claim adjustment expenses	14	2,629	2,391
– unearned premium reserves	14	6,265	5,728
Deferred income	15	74,487	48,308
Financial Liabilities
Investment contracts
– with Discretionary Participation Feature (“DPF”)	16	51,713	49,068
– without DPF	16	1,516	2,234
Securities sold under agreements to repurchase	17	11,390	100
Policyholder dividends payable		24,358	58,344
Annuity and other insurance balances payable		28,986	14,111
Premiums received in advance		1,811	2,201
Other liabilities	18	9,882	8,870
Deferred tax liabilities	25	12,569	24,786
Current income tax liabilities		1,668	8,312
Statutory insurance fund	19	266	122

Total liabilities		863,255	727,328

Shareholders’ equity
Share capital	31	28,265	28,265
Reserves	32	85,378	114,825
Retained earnings		67,006	62,410

Total shareholders’ equity		180,649	205,500

Minority interest		924	876

Total equity		181,573	206,376

Total liabilities and equity		1,044,828	933,704

Approved and authorized for issue by the Board of Directors on 25 March 2009

Yang Chao	Wan Feng
Director	Director

The notes on pages 87 to 172 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Balance Sheet

As at 31 December 2008

	Note	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
ASSETS
Property, plant and equipment	6	17,819	16,427
Deferred policy acquisition costs (“DAC”)	7	58,268	40,851
Investments in subsidiaries	35	2,785	930
Investments in associates	8	7,278	6,071
Financial assets
Debt securities		572,906	442,545
– held-to-maturity securities	9.1	211,929	195,703
– available-for-sale securities	9.2	353,260	240,988
– at fair value through income (held-for-trading)	9.3	7,717	5,854
Equity securities		74,775	194,683
– available-for-sale securities	9.2	68,424	175,693
– at fair value through income (held-for-trading)	9.3	6,351	18,990
Term deposits	9.5	228,272	168,594
Statutory deposits-restricted	9.6	5,653	5,653
Loans	9.7	17,876	7,144
Securities purchased under agreements to resell	9.8	—	4,673
Accrued investment income	9.9	13,080	9,848
Premiums receivables	11	6,433	6,218
Reinsurance assets	12	963	966
Other assets	13	2,274	2,344
Cash and cash equivalents		33,934	24,808

Total assets		1,042,316	931,755

The notes on pages 87 to 172 form an integral part of these financial statements.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Balance Sheet

As at 31 December 2008

	Note	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts
Long-term traditional insurance contracts	14	273,474	218,165
Long-term investment type insurance contracts	14	362,241	284,588
Short-term insurance contracts
– reserves for claims and claim adjustment expenses	14	2,629	2,391
– unearned premium reserves	14	6,265	5,728
Deferred income	15	74,487	48,308
Financial liabilities
Investment contracts
– with Discretionary Participation Feature (“DPF”)	16	51,713	49,068
– without DPF	16	1,516	2,234
Securities sold under agreements to repurchase	17	11,200	100
Policyholder dividends payable		24,358	58,344
Annuity and other insurance balances payable		28,986	14,111
Premiums received in advance		1,811	2,201
Other liabilities	18	9,764	8,716
Deferred tax liabilities	25	12,512	24,743
Current income tax liabilities		1,668	8,258
Statutory insurance fund	19	266	122

Total liabilities		862,890	727,077

Shareholders’ equity
Share capital	31	28,265	28,265
Reserves	32	83,949	113,656
Retained earnings		67,212	62,757

Total shareholders’ equity		179,426	204,678

Total liabilities and shareholders’ equity		1,042,316	931,755

Approved and authorized for issue by the Board of Directors on 25 March 2009

Yang Chao	Wan Feng
Director	Director

The notes on pages 87 to 172 form an integral part of these financial statements.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Consolidated Income Statement

For the year ended 31 December 2008

	Note	2008 RMB million	2007 RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts 2008: RMB134,849 million, 2007: RMB111,286 million)		135,325	111,886
Less: premiums ceded to reinsurers		(156)	(85)

Net written premiums and policy fees		135,169	111,801
Net change in unearned premium reserves		(519)	(397)

Net premiums earned and policy fees		134,650	111,404

Net investment income	20	44,050	44,020
Net realised gains/(losses) on financial assets	21	(6,516)	15,385
Net fair value gains/(losses) on assets at fair value through income (held-for-trading)	22	(7,296)	18,843
Other income		1,923	1,720

Total revenues		166,811	191,372

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	23	(17,777)	(17,430)
Accident and health claims and claim adjustment expenses	23	(7,553)	(6,343)
Increase in long-term traditional insurance contracts liabilities	23	(55,281)	(45,334)
Interest credited to long-term investment type insurance contracts	23	(9,212)	(7,181)
Interest credited to investment contracts		(1,358)	(1,138)
Increase in deferred income		(21,139)	(9,859)
Policyholder dividends resulting from participation in profits		(2,492)	(29,251)
Amortisation of deferred policy acquisition costs	7	(11,784)	(13,461)
Underwriting and policy acquisition costs		(3,394)	(2,725)
Administrative expenses		(12,110)	(11,798)
Other operating expenses		(1,891)	(1,651)
Statutory insurance fund		(244)	(219)

Total benefits, claims and expenses		(144,235)	(146,390)

Share of results of associates	8	228	409
Net profit before income tax expenses	24	22,804	45,391
Income tax expenses	25	(1,390)	(6,331)

Net profit		21,414	39,060

Attributable to:
– shareholders of the Company		21,277	38,879
– minority interest		137	181

Basic and diluted earnings per share	27	RMB0.75	RMB1.38

Dividends	29	6,501	11,871

The notes on pages 87 to 172 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Consolidated Statement of Changes in Equity

For the year ended 31 December 2008

	Attributable to shareholders of the Company
	Share capital RMB million (Note 31)	Reserves RMB million (Note 32)	Retained earnings RMB million	Minority Interest RMB million	Total RMB million
As at 1 January 2007	28,265	77,368	34,032	540	140,205

Net profit	—	—	38,879	181	39,060
Dividends paid	—	—	(3,957)	—	(3,957)
Dividends to minority interest	—	—	—	(42)	(42)
Appropriation to reserve	—	6,544	(6,544)	—	—
Unrealised gains, net of tax	—	30,913	—	21	30,934
Capital contribution	—	—	—	179	179
Others	—	—	—	(3)	(3)

As at 31 December 2007	28,265	114,825	62,410	876	206,376

As at 1 January 2008	28,265	114,825	62,410	876	206,376
Net profit	—	—	21,277	137	21,414
Dividends paid	—	—	(11,871)	—	(11,871)
Dividends to minority interest	—	—	—	(93)	(93)
Appropriation to reserve	—	4,810	(4,810)	—	—
Unrealised losses, net of tax	—	(34,247)	—	(48)	(34,295)
Capital contribution	—	—	—	45	45

Others	—	(10)	—	7	(3)

As at 31 December 2008	28,265	85,378	67,006	924	181,573

The notes on pages 87 to 172 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Consolidated Cash Flow Statement

For the year ended 31 December 2008

	2008 RMB million	2007 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before income tax expenses:	22,804	45,391

Adjustments for:
Net investment income	(39,401)	(45,803)
Net realised and unrealised (gains)/losses on financial assets	13,812	(34,228)
Amortisation of deferred policy acquisition costs	11,784	13,461
Increase in deferred income	21,139	9,859
Interest credited to long-term investment type insurance contracts and investment contracts	10,570	8,319
Policy fees	(13,724)	(7,691)
Depreciation and amortisation	1,349	1,070
Amortisation of premiums and discounts	(881)	(648)
Loss on foreign exchange and impairments	658	641
Changes in operational assets and liabilities:
Deferred policy acquisition costs	(25,230)	(17,480)
Financial assets at fair value through income (held-for-trading)	4,394	31,187
Receivables and payables	(9,377)	28,626
Reserves for claims and claim adjustment expenses	238	(107)
Unearned premium reserves	537	382
Long-term traditional insurance contracts	55,290	45,344

Cash generated from operating activities
Income tax paid	(8,583)	(1,261)
Interest received	29,333	26,392
Dividends received	10,067	19,400

Net cash inflow from operating activities	84,779	122,854

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	19,556	26,891
Maturities of debt securities	4,143	8,548
Sales of equity securities	59,340	46,829
Property, plant and equipment	188	207
Purchases:
Debt securities	(119,989)	(134,205)
Equity securities	(49,480)	(80,322)
Property, plant and equipment	(2,825)	(3,388)
Investment in associate	(1,200)	—
Term deposits, net	(60,095)	6,572
Securities purchased under agreements to resell, net	5,053	(5,053)
Other	(11,162)	(4,593)

Net cash outflow from investing activities	(156,471)	(138,514)

The notes on pages 87 to 172 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Consolidated Cash Flow Statement

For the year ended 31 December 2008

	2008 RMB million	2007 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from investment in securities sold under agreements to repurchase, net	11,290	(8,127)
Deposits in long-term investment type insurance contracts and investment contracts	176,269	94,227
Withdrawals from long-term investment type insurance contracts and investment contracts	(94,847)	(90,904)
Contribution from minority shareholders	—	29
Dividends paid to the Company’s shareholders	(11,871)	(3,957)
Dividends paid to minority interest	(93)	(42)
Cash flow from other financing activities	—	45

Net cash inflow/(outflow) from financing activities	80,748	(8,729)

Net increase/(decrease) in cash and cash equivalents	9,056	(24,389)

Cash and cash equivalents
Beginning of year	25,317	50,213
Foreign currency losses on cash and cash equivalents	(288)	(507)

End of year	34,085	25,317

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	20,841	18,536
Short-term bank deposits	13,244	6,781

The notes on pages 87 to 172 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16 Chaowai Avenue, Chaoyang District, Beijing, PRC. The Company is listed on the Stock Exchange of Hong Kong, the New York Stock Exchange and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 25 March 2009.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1	Basis of preparation

These consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”), under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and financial assets at fair value through income.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The Hong Kong Institute of Certified Public Accountants has issued the following standards, amendments and interpretations which were effective for accounting periods beginning on or after 1 January 2008.

(a)	Amendments to published standards effective in 2008

•

The HKAS 39 (Amendment), Financial instruments: Recognition and measurement, amendment on reclassification of financial assets permits reclassification of certain financial assets out of the held-for-trading and available-for-sale categories if specified conditions are met. The related amendment to HKFRS 7, Financial Instruments: Disclosures, introduces disclosure requirements with respect to financial assets reclassified out of the held-for-trading and available-for-sale categories. The amendment is effective prospectively from 1 July 2008. This amendment does not have any impact on the Group’s financial statements, as the Group has not reclassified any financial assets.

(b)	Interpretations to published standards effective in 2008 but not relevant to the Group’s operations

•	HK(IFRIC)-Int 11, HKFRS 2-Group and Treasury Share Transactions

•	HK(IFRIC)-Int 12, Service Concession Arrangements

•	HK(IFRIC)-Int 14, HKAS 19-The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

(c)	Standards and amendments to published standards that are not yet effective and have not been early adopted by the Group

The following have been published that are mandatory for the Group’s accounting periods beginning on or after 1 January 2009 or later periods, but that the Group has not early adopted them.

•

HKAS 1 (Revised), Presentation of financial statements (effective from 1 January 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, “non-owner changes in equity”) in the statement of changes in equity, requiring “non-owner changes in equity” to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the consolidated income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. The Group will apply HKAS 1 (Revised) from 1 January 2009. The Group is in the process of making an assessment of the impact of the revised standard.

•

HKAS 1 (Amendment), Presentation of financial statements (effective from 1 January 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with HKAS 39, Financial instruments: Recognition and measurement are examples of current assets and liabilities respectively. The Group will apply the HKAS 1 (Amendment) from 1 January 2009. It is not expected to have an impact on the Group’s financial statements.

•	HKAS 19 (Amendment), Employee benefits (effective from 1 January 2009).

1)	The amendment clarifies that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation.

2)	The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation.

3)	The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered.

4)	HKAS 37, Provisions, contingent liabilities and contingent assets, requires contingent liabilities to be disclosed, not recognised. HKAS 19 has been amended to be consistent.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

(c)	Standards and amendments to published standards that are not yet effective and have not been early adopted by the Group (continued)

The Group will apply the HKAS 19 (Amendment) from 1 January 2009. The Group is in the process of making an assessment of the impact of the amendment.

•

HKAS 27 (Revised), Consolidated and separate financial statements (effective from 1 January 2009).The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit or loss. The Group will apply HKAS 27 (Revised) prospectively to transactions with non-controlling interests from 1 January 2009. The Group is in the process of making an assessment of the impact of the revised standard.

•

HKAS 28 (Amendment), Investments in associates (and consequential amendments to HKAS 32, Financial Instruments: Presentation and HKFRS 7, Financial instruments: Disclosures) (effective from 1 January 2009). An investment in associate is treated as a single asset for the purposes of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The Group will apply the HKAS 28 (Amendment) to impairment tests related to investment in associates and any related impairment losses from 1 January 2009. The Group is in the process of making an assessment of the impact of the amendment.

•

HKAS 36 (Amendment), Impairment of assets (effective from 1 January 2009). Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. The Group will apply the HKAS 36 (Amendment) and provide the required disclosure where applicable for impairment tests from 1 January 2009. The Group is in the process of making an assessment of the impact of the amendment.

•

HKAS 38 (Amendment), Intangible assets (effective from 1 January 2009). A prepayment may only be recognized in the event that payment has been made in advance of obtaining right of access to goods or receipt of services. The Group will apply the HKAS 38 (Amendment) from 1 January 2009. The Group is in the process of making an assessment of the impact of the amendment.

•	HKAS 39 (Amendment), Financial instruments: Recognition and measurement (effective from 1 January 2009).

1)	This amendment clarifies that it is possible for there to be movements into and out of the fair value through profit or loss category where a derivative commences or ceases to qualify as a hedging instrument in cash flow or net investment hedge.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

(c)	Standards and amendments to published standards that are not yet effective and have not been early adopted by the Group (continued)

2)	The definition of financial asset or financial liability at fair value through profit or loss as it relates to items that are held for trading is also amended. This clarifies that a financial asset or liability that is part of a portfolio of financial instruments managed together with evidence of an actual recent pattern of short-term profit-taking is included in such a portfolio on initial recognition.

3)	The current guidance on designating and documenting hedges states that a hedging instrument needs to involve a party external to the reporting entity and cites a segment as an example of a reporting entity. This means that in order for hedge accounting to be applied at segment level, the requirements for hedge accounting are currently required to be met by the applicable segment. The amendment removes this requirement so that HKAS 39 is consistent with HKFRS 8, “Operating segments” which requires disclosure for segments to be based on information reported to the chief operating decision maker.

4)	When remeasuring the carrying amount of a debt instrument on cessation of fair value hedge accounting, the amendment clarifies that a revised effective interest rate (calculated at the date fair value hedge accounting ceases) is used.

The Group will apply the HKAS 39 (Amendment) from 1 January 2009. The Group is in the process of making an assessment of the impact of the amendment.

•

HKFRS 2 (Amendment), Share-based payment (effective from 1 January 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. As such these features would need to be included in the grant date fair value for transactions with employees and others providing similar services, that is, these features would not impact the number of awards expected to vest or valuation thereof subsequent to grant date. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. It is not expected to have a material impact on the Group’s financial statements.

•

HKFRS 3 (Revised), Business combinations (effective from 1 July 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated income statement. There is a choice on an acquisition by acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group will apply HKFRS 3 (Revised) prospectively to all business combinations from 1 January 2010. The Group is in the process of making an assessment of the impact of the standard.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

(c)	Standards and amendments to published standards that are not yet effective and have not been early adopted by the Group (continued)

•

HKFRS 7 (Revised), Financial Instruments: Disclosures (effective from 1 January 2009). The standard requires enhanced disclosures about fair value measurements and liquidity risk. It clarifies that an entity shall classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements and shall present quantitative disclosures. And disclosure of a maturity analysis for financial liabilities that shows the remaining contractual maturities is required. For insurance contracts, the contractual maturity refers to the estimated date when contractually required cash flows will occur. However, HKFRS 4 (amendment) (effective from 1 January 2009) permits various existing accounting practices for insurance contracts to continue. It states that an insurer need not provide the maturity analyses required by HKFRS 7 (Revised) if it discloses an analysis, by estimated timing, of the amounts recognized in the statement of financial position. The Group will apply HKFRS 4 and HKFRS 7 from 1 January 2009. These amendments are not expected to have a material impact on the Group’s financial statements.

•

HKFRS 8, Operating Segments (effective from 1 January 2009). HKFRS 8 replaces HKAS 14. The new standard requires a “management approach”, under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply HKFRS 8 from 1 January 2009. The Group is in the process of making an assessment of the impact of the standard.

There are a number of minor amendments to HKAS 8, Accounting policies, changes in accounting estimates and errors, HKAS 10, Events after the balance sheet date, HKAS 18, Revenue and HKAS 34, Interim financial reporting which are not addressed above. These amendments are in the process of assessing.

(d)	Amendments and interpretations to published standards that are not yet effective and not relevant for the Group’s operations

•	HKAS 16 (Amendment), Property, plant and equipment

•	HKAS 20 (Amendment), Accounting for government grants and disclosure of government assistance

•	HKAS 23 (Revised), Borrowing Costs

•	HKAS 29 (Amendment), Financial reporting in hyperinflationary economies

•	HKAS 31 (Amendment), Interests in joint ventures

•	HKAS 32 (Amendment), Financial instruments: Presentation

•	HKAS 40 (Amendment), Investment property

•	HKAS 41 (Amendment), Agriculture

•	HKFRS 1 (Revised), First-time adoption of Hong Kong financial reporting standards

•	HKFRS 5(Amendment), Non-current assets held for sale and discontinued operations

•	HK(IFRIC)-Int 13, Customer Loyalty Programmes

•	HK(IFRIC)-Int 15, Agreements for construction of real estates

•	HK(IFRIC) – Int 16, Hedges of a net investment in a foreign operation

•	HK(IFRIC) – Int 17, Distributions of non-cash assets to owners

•	HK(IFRIC) – Int 18, Transfers of assets from customers

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation

Subsidiaries

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the Board of Directors; or to cast the majority of votes at the meetings of the Board of Directors.

Inter-company transactions and balances within the Group are eliminated on consolidation. Minority interest represents the interest of outside shareholders in the operating results and net assets of subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal, as appropriate. The gains or losses on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any goodwill which was not previously charged or recognized in the consolidated income statement.

In the Company only balance sheet the investments in subsidiaries is stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition. Equity investment other than subsidiaries and associates are classified as available-for-sale securities when they are not classified to be measured at fair value through income.

The Group’s share of its associates’ post-acquisition profits or losses is recognized in the consolidated income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

Associates (continued)

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

In the Company only balance sheet the investments in associates is stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

2.3	Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the primary reporting format. All assets and operations of the Group are located in the PRC, which is considered as one geographical location in an economic environment with similar risks and returns. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Details of the segment information are presented in Note 5.

2.4	Foreign currency translation

The functional currencies of the Group’s operations are RMB. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are recognized in the income statement.

2.5	Property, plant and equipment

Property, plant and equipment are stated at historical costs less accumulated depreciation and any accumulated impairment losses.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group.

Assets under construction represent buildings and fixtures under construction and are stated at cost. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5	Property, plant and equipment (continued)

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Estimated useful life
Buildings	15 to 35 years
Office equipment, furniture and fixtures	5 to 10 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the remaining term of the lease

The useful life and depreciation method is reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Impairment and gain or loss on sales

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the income statement for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the income statement.

2.6	Financial assets

2.6.a	Classification

The Group classifies its investments in securities into the following categories: held-to-maturity securities, financial assets at fair value through income and available-for-sale securities. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition. Financial assets other than investment in securities are loans and receivables which are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or available for sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell and accrued investment income as presented separately in the balance sheet.

(i)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities other than those that meet the definition of loans and receivables that the Group has the positive intention and ability to hold to maturity.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.a	Classification (continued)

(ii)	Financial assets at fair value through income

This category has two sub-categories: financial assets held for trading and those designated at fair value through income at inception. A financial asset is classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if it forms part of a portfolio of financial assets in which there is evidence of short term profit-taking. Any other additional financial assets may be designated at fair value through income at inception by the Group. The Group presently has no financial assets designated at fair value through income at inception.

(iii)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in either of the other categories.

2.6.b	Recognition and measurement

Purchases and sales of investments are recognized on trade date, on which the Group commits to purchase or sell assets. Investments are initially recognized at fair value plus, in the case of all financial assets not carried at fair value through income, transaction costs that are directly attributable to their acquisition. Investments are derecognized when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Available-for-sale securities and financial assets at fair value through income are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through income” category, and the change of available-for-sale debt securities’ fair value due to foreign exchange impact on the amortized cost are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale securities are recognized in equity. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in the income statement as realised gains or losses on financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

2.6.c	Term deposits

Term deposits include both traditional bank deposits and structured deposits. Term deposits have fixed maturity dates and are stated at amortised cost.

2.6.d	Loans

Loans originated by the Group are carried at amortised cost, net of provision for impairment in value.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.e	Securities purchased under agreements to resell

The Group enters into purchases of securities under agreements to resell substantially identical securities. These agreements are classified as secured loans. Securities purchased under agreements to resell are recorded at amortised cost, i.e. their cost plus accrued interest at the balance sheet date, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated balance sheet. The Group does not take physical possession of securities purchased under agreements to resell. Sales or transfers of the securities are not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

2.6.f	Impairment of financial assets other than at fair value through income

Financial assets other than those accounted for as at fair value through income are adjusted for impairments, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for equity securities, the Group considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the financial condition of and near- term prospects of the issuer; and (3) the Group’s ability and intent to hold the investment for a period of time to allow for a recovery of value. When the decline in value is considered impairment, relevant financial assets are written down to their net realised value and the charge is recorded in “Net realised gains/(losses) on financial assets” in the period the impairment is recognized. The impairment loss is reversed through the income statement if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through income statement.

2.7	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

2.8	Insurance contracts and investment contracts

2.8.1	Insurance contracts and investment contracts with DPF

2.8.1.a	Recognition and measurement

The Group issues contracts that transfer insurance risk or financial risk or both. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk with no significant insurance risk. A number of insurance and investment contracts contain a DPF. This feature entitles the holder to receive, as a supplement to benefits under the contracts, additional benefits or bonuses that are, at least in part, discretionary to the Group. Insurance contracts and investment contracts with DPF are classified into three main categories.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.1	Insurance contracts and investment contracts with DPF (continued)

2.8.1.a	Recognition and measurement (continued)

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses represent liabilities for claims arising under short duration accident and health insurance contracts. Claims and claim adjustment expenses are charged to the income statement as incurred. Unpaid claims and claim adjustment expense reserves represent the accumulation of estimates for ultimate losses and include provisions for claims incurred but not yet reported. The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgements. The Group does not discount its claims reserves, other than for settled claims with fixed payment terms. Any changes in estimates are reflected in results of operations in the period in which estimates are changed.

(ii)	Long-term traditional insurance contracts

Long-term traditional insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognized as revenue when due from policyholders. Benefits and expenses are provided against such revenue to recognize profits over the estimated life of the policies. Hence, for single premium and limited payment contracts, premiums are recorded as income when due with the percent-of-premium profit margin deferred and recognized in income in a constant relationship to the amount of insurance in- force for life insurance contracts and the amount of expected benefit payments for annuities.

Liabilities arising from long-term traditional insurance contracts comprise a policyholder reserve based on the net level premium valuation method and actuarial assumptions as to mortality, persistency, expenses, withdrawals, and investment return including, where appropriate a provision for adverse deviation, and a deferred profit liability for the deferred percent-of-premium profit margin, as described in Note 2.9. The assumptions are established at policy issue and remain unchanged unless adverse experience causes a deficiency in liability adequacy test as described in Note 2.8.1.b.

(iii)	Long-term investment type insurance contracts and investment contracts with DPF

Long-term investment type insurance contracts include life insurance and annuity contracts with significant investment features but with sufficiently significant insurance risk to still be considered insurance contracts under HKFRS 4.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.1	Insurance contracts and investment contracts with DPF (continued)

2.8.1.a	Recognition and measurement (continued)

(iii)	Long-term investment type insurance contracts and investment contracts with DPF (continued)

The liabilities for long-term investment type insurance contracts and investment contracts with DPF are recognized as accumulation of deposits received less charges plus interest credited. Revenue from a contract consists of various charges (policy fees, handling fees, management fees, surrender charges) made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognized in income over the life of the contracts in a constant relationship to estimated gross profits (as defined below in Note 2.8.3). To the extent unrealised gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognized in equity. Policy benefits and claims that are charged to expenses include benefit claims incurred in the year in excess of related contract balances and interest credited to these contracts.

2.8.1.b	Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities net of related DAC. In performing these tests, current best estimates of future cash flows for each category of contracts are used to determine any deficiency for those contracts. Any deficiency is immediately charged to the income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from the liability adequacy tests.

Any DAC written off as a result of the liability adequacy test cannot be subsequently reinstated.

2.8.1.c	Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognized as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognized as an expense when due. In certain cases a reinsurance contract is entered into for existing in- force business. Where the premium due to the reinsurer differs from the liability established by the Group for the related business, the difference is amortised over the estimated remaining settlement period.

The Group assesses its reinsurance assets for impairment as at the balance sheet date. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes that impairment loss in the income statement. If a reinsurer is unable to satisfy its obligation under the reinsurance contracts, the liability becomes the responsibility of the Group.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.1	Insurance contracts and investment contracts with DPF (continued)

2.8.1.d	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts at 70% of distributable surplus, or at the rate specified in the contracts when higher. The distributable surplus mainly arises from net investment income, gains and losses arising from the assets supporting these contracts; if the surplus owe to policyholders has not been declared and paid, it is included in the policyholder dividends payable.

2.8.2	Investment contracts without DPF

Investment contracts without DPF are not considered to be insurance contracts and are accounted for as a financial liability. The liability for investment contracts without DPF is recognized as the accumulation of deposits received less charges plus interest credited.

Revenue from these contracts consists of various charges (policy fees, handling fees, management fees and surrender charges) made against the contract for the cost of insurance, expenses and early surrender. Excess first year charges are deferred as an unearned revenue liability and are recognized in income over the life of the contracts in a constant relationship to estimated gross profits (defined in Note 2.8.3).

2.8.3	Deferred policy acquisition costs (“DAC”)

The costs of acquiring new and renewal business including commissions, underwriting and policy issue expenses, which vary with and are primarily related to the production of new and renewal business, are deferred. DAC are subject to recoverability testing at the time of policy issue and at the end of each accounting period. Future investment income is taken into account in assessing recoverability.

DAC for long-term traditional insurance contracts are amortised over the premium paying period as a constant percentage of expected premiums. Expected premiums are based upon assumptions defined at the date of policy issue. These assumptions are consistently applied throughout the premium paying period unless adverse experience causes a deficiency in liability adequacy test as described in Note 2.8.1.b.

DAC for long-term investment type insurance contracts and investment contracts are amortised over the expected life of the contracts as a constant percent of the present value of estimated gross profits expected to be realised over the life of the contract. To the extent unrealised gains or losses from available-for-sale securities affect the estimated gross profits, shadow adjustments are recognized in the shareholders’ equity.

Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the future interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit periods. Deviations of actual results from estimated experience are reflected in the income statement.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9	Deferred income

Deferred income includes the deferred profit liability arising from long-term traditional insurance contracts and the unearned revenue liability arising from long-term investment type insurance contracts and investment contracts. Both are described in Note 2.8.1.a and Note 2.8.2. Both deferred income amounts will be released to income statement over the remaining lifetime of the business.

2.10	Securities sold with agreements to repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within 180 days from the transaction date. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e. their cost plus accrued interest at the balance sheet date. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated balance sheet.

2.11	Derivative instruments

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognized in income statement. Fair values are obtained from quoted market prices in active markets, including recent market transactions and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate). All the other embedded derivatives held by the Group are deemed either to be closely related to the host contracts or measured at fair value with changes in fair value recognized in the income statement.

2.12	Employee benefits

Pension benefits

The full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulas. These government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity plan pursuant to the relevant laws and regulations in the PRC, whereby the Group are required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.12	Employee benefits (continued)

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

2.13	Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds.

2.14	Revenue recognition

Turnover of the Group represents the total revenues.

Premiums and policy fees

Premiums from long-term traditional life insurance contracts are recognized as revenue when due from the policyholders. Revenue from long-term investment type insurance contracts and investment contracts consists of policy fees, handling fees, management fees and surrender charges assessed for the cost of insurance, expenses and early surrenders during the year which are recognized when due.

Premiums from the sale of short-term accident and health insurance contracts are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Contracts for which the period of risk differs significantly from the contract period recognize premiums over the period of risk in proportion to the amount of insurance protection provided.

Net investment income

Net investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities less interest expense from securities sold under agreements to repurchase and investment expenses. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognized when the right to receive dividend payment is established.

2.15	Current and deferred income taxation

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated income statement, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15	Current and deferred income taxation (continued)

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be recognized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.16	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to the income statement on a straight-line basis over the lease periods.

2.17	Contingencies

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized in the balance sheet but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognized as a provision.

2.18	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the year in which the dividends are approved by the Company’s shareholders.

2.19	Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is remeasured at each balance sheet date to its fair value until settlement with all changes included in administrative expenses in the consolidated income statement. The related liability is included in other liabilities.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.1	Estimate of future benefit payments and premiums arising from long-term traditional insurance contracts and related deferred policy acquisition costs

The determination of the liabilities under long-term traditional insurance contracts is dependent on estimates made by the Group. For the long-term traditional insurance contracts, estimates are made in two stages. Assumptions about mortality rates, morbidity rates, lapse rates, investment returns, and administration and claim settlement expenses are made in consideration of the latest experience analysis and current and future economic conditions at inception of the contract. A provision for adverse deviation in experience is added to the assumptions, where appropriate. Assumptions are “locked in” for the duration of the contract unless the liabilities are considered inadequate. New estimates are made each subsequent year in order to determine whether the previous liabilities are adequate in the light of these latest estimates. If the liabilities are considered adequate, the assumptions are not altered. If they are not adequate, the assumptions are altered (“unlocked”) first by reducing the provision for adverse deviation and then by reflecting current best estimate assumptions. A key feature of the adequacy testing for these contracts is that the effects of changes in the assumptions on the measurement of the liabilities and related assets are not symmetrical. Any improvements in experience will have no impact on the value of the liabilities and related assets until the liabilities are derecognized. However, significant deterioration in experience can lead to an immediate increase in the liabilities.

The assumed lapsed rates, mortality rates and morbidity rates are described in Note 14. Investment return assumptions are based on estimates of future yields on the Group’s investments as described in Note 14. The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation as described in Note 14.

3.2	Liability adequacy test

At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance and investment contract liabilities net of related DAC. Liability adequacy testing is performed by portfolio of contracts that are subject to broadly similar risks. In performing these tests, current best estimates of future cash flows under the contracts are used. As set out in Note 3.1 above, liability assumptions for long- term traditional insurance contracts are defined at the inception of the contract. When the liability adequacy test requires the adoption of new best estimate assumptions, such assumptions (without margins for adverse deviation) are used for the subsequent measurement of these liabilities. Any DAC written off as a result of this test cannot subsequently be reinstated.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES (continued)

3.3	Investments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgments are those associated with the recognition of impairment and the determination of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.6.f.

Fair value is defined as the amount at which the financial assets and liabilities could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in a forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of the financial assets are:

•

Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments and valuation techniques when the market is not active.

•

Equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing model. Equity securities, for which fair values cannot be measured reliably, are recognized at cost less impairment.

•

Term deposits (excluding structured deposits), loans and securities purchased or sold under agreements to resell or repurchase: the carrying amounts of these assets in the balance sheet approximate fair values.

•

Structured deposits: the market for structured deposits is not active and the Group establishes fair value by using discounted cash flow analysis and option pricing models as the valuation technique. The Group uses the US$ swap rate (the benchmark rate) to determine the fair value of financial instruments.

3.4	Income tax

The Group is subjected to income tax in various localities. During the normal course of business, there are great uncertainties for the tax treatment on many transactions on the business matters. The Group needs to exercise significant judgment when determining the income tax expenses. If the final settlement result of the tax matters are different from the amount booked, these differences will impact the final income tax expense and deferred tax for the period.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

The risk under any one insurance contract is the possibility that an insured event occurs and there is uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability about the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and within each of these categories to achieve a sufficiently large population of risks to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategy, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. The products reinsured include: life insurance, accident, health insurance, and risk liability embedded annuity or death, disability, accident, illness and assistance in terms of product category or function respectively. These reinsurances agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

The Group offers life insurance, annuity, accident and health insurance products. All operations of the Group are located in the PRC. The table below presents the Group’s major products of long-term traditional insurance contracts:

Product name	2008		2007
	RMB million	%	RMB million	%
Premium
Kang Ning Whole Life (a)	31,806	29.3%	29,850	32.3%
Meiman Yisheng Annuity (b)	15,955	14.7%	10,322	11.2%
Hong Xin Endowment (c)	14,198	13.1%	21,673	23.5%
Others	46,600	42.9%	30,451	33.0%

Total	108,559	100.0%	92,296	100.0%

Insurance benefits
Kang Ning Whole Life (a)	3,916	22.0%	3,184	18.3%
Hong Xin Endowment (c)	3,679	20.7%	3,961	22.7%
Qian Xi Endowment (d)	2,906	16.3%	3,706	21.3%
Others	7,276	41.0%	6,579	37.7%

Total	17,777	100.0%	17,430	100.0%

Liabilities of long-term traditional insurance contracts
Kang Ning Whole Life (a)	90,241	33.0%	73,405	33.6%
Hong Xin Endowment (c)	55,584	20.3%	48,868	22.4%
Qian Xi Endowment (d)	26,971	9.9%	25,022	11.5%
Others	100,678	36.8%	70,870	32.5%

Total	273,474	100.0%	218,165	100.0%

(a)	Kang Ning Whole Life is long-term individual whole life traditional insurance contract with options for premium term of single, 10 years or 20 years. Its critical illness benefit accounts for 200% of basic sum insured. Both death and disability benefit are paid at 300% of basic sum insured less any paid critical illness benefit.
(b)	Meiman Yisheng Annuity is long-term individual participating traditional insurance contract with options for premium term of 3 years, 5 years, 8 years or 12 years. The insured can be benefited up to age of 75. Its endowment benefit accounts for 1% of basic sum insured multiplied by number of premium payments every year. Death and maturity benefit are paid at 110% and 100% of basic sum insured multiplied by number of premium payments, respectively.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

(c)	Hong Xin Endowment is long-term individual endowment traditional insurance contract with options for premium term of single, 3 years, 5 years or 10 years. The insured can be benefited up to age of 80. Its endowment benefit accounts for 9% of basic sum insured every three years. Death and maturity benefit are paid at 200% and 150% of basic sum insured, respectively.
(d)	Qian Xi Endowment is long-term individual endowment traditional insurance contract with options for premium term of single, 10 years, 20 years or 30 years. The benefit term is whole life. Its endowment benefit accounts for 5% of basic sum insured every three years and death benefit is increased by 5% of basic sum insured every year that renewal premium is paid.

For long-term investment type insurance contracts, Hong Feng Endowment is the major product with RMB105,343 million of deposits in 2008 (2007: RMB48,430 million), representing 67.2% (2007: 66.8%) of total received deposits for long-term investment type insurance contracts.

Participating contracts for the year ended 31 December 2008 represented approximately 61% of gross and net life insurance premium and policy fees, respectively (2007: 53%). The net investment income, net realised gains or losses on financial assets and net fair value gains or losses on assets at fair value through income (held-for-trading) attributable to participating contracts in 2008 are RMB28,505 million, RMB(7,864) million and RMB(5,491) million respectively (2007: RMB29,133 million, RMB10,673 million and RMB11,125 million).

Sensitivity Analysis

For liabilities under long-term traditional insurance contracts and long-term investment type insurance contracts, changes in mortality rates, morbidity rates will not cause a change to the carrying amount of the liabilities, unless the change is severe enough to trigger a liability adequacy test adjustment. If the actual mortality rates or morbidity rates increase or decrease from current assumptions by 10%, there will be no impact to the Group’s consolidated financial statements as the deviation will not trigger a liability adequacy test adjustment.

For liabilities under long-term traditional insurance contracts, long-term investment type insurance contracts and investment contracts with DPF, changes in investment returns will not cause a change to the carrying amount of the liabilities, unless the change is severe enough to trigger a liability adequacy test adjustment. If the investment returns are 50 basis points lower or higher than current assumptions, there will be no impact to the Group’s consolidated financial statements since the variance will not trigger a liability adequacy test adjustment.

As disclosed in Note 2.8.3 and Note 2.8.1.a, DAC and unearned revenue liability (“URL”) for long-term investment type insurance contracts and investment contracts are amortised and recognized in income respectively over the expected life of the contracts as a constant percent of the present value of estimated gross profits expected to be realised over the life of the contract. Although the Group measures the expected gross profits based on an investment return assumption updated on an annual basis, change in the investment return assumption will not cause material impact on the Group’s consolidated financial statements since the net amount of DAC amortization and change of URL is not material.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.1	Insurance risk (continued)

Short-term insurance contract liabilities are not directly sensitive to the level of investment returns, as they are undiscounted and contractually non-interest-bearing. Investment contracts without DPF are accounted for at amortised cost and their carrying amounts are not sensitive to changes in the level of investment returns.

For liabilities under short-term insurance contracts, if the loss ratio had increased or decreased by 100 basis points with all other variables held constant, pre-tax profit and post-tax profit for the year would have been RMB124 million and RMB93 million respectively (2007: RMB114 million and RMB86 million) lower or higher respectively. Management believes that the 100 basis points deviation used in the sensitivity analysis represents a deviation in the expected level of claims that could be reasonably expected for this type of business.

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is seen in Note 9 to the consolidated financial statements.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated (for example, change in interest rate and change in market values).

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally comprised of term deposits and debt securities. Changes in the level of interest rates can have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(i)	Interest rate risk (continued)

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the reporting date.

At 31 December 2008, if market interest rates had been 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB626 million (2007: RMB527 million) higher or lower respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted and debt securities and the fair value losses or gains on debt securities assets at fair value through income (held-for-trading), net of impact thereof on undistributed participating policyholders’ dividends. Pre-tax available-for-sale reserve in equity would have been RMB8,339 million (2007: RMB6,489 million) lower or higher respectively as a result of a decrease or increase in the fair value of available-for-sale securities, net of impact thereof on undistributed participating policyholders’ dividends and other shadow adjustments.

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased market risk largely because China’s stock markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

At 31 December 2008, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB452 million (2007: RMB1,072 million) higher or lower respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities, net of impact thereof on undistributed participating policyholders’ dividends. Pre-tax available-for-sale reserve in equity would have been RMB4,551 million higher or lower (2007: RMB12,079 million) as a result of an increase or decrease in fair value of available-for-sale equity securities, net of impact thereof on undistributed participating policyholders’ dividends and other shadow adjustments.

(iii)	Currency risk

Currency risk is volatility of fair value or future cash flows of financial instruments resulting from changes in foreign currency exchange rates. The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to structured deposits, debt securities and common stocks denominated in US dollar (“US$”) or HK dollar (“HK$”).

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The Group holds shares traded on the HK stock market which are traded in HK dollars. Investment income from H share holdings have offset the adverse impact of the appreciation of the Renminbi and thus spread the risk indirectly.

The following table summaries financial assets denominated in currencies other than RMB as at 31 December 2008 and 2007.

As at 31 December 2008	US$ RMB million	HK$ RMB million	Total RMB million
Equity securities	—	2,410	2,410
Debt securities	2,905	—	2,905
Term deposits (excluding structured deposits)	4,921	—	4,921
Structured deposits	2,905	—	2,905
Cash and cash equivalents	8,236	511	8,747

Total	18,967	2,921	21,888

As at 31 December 2007	US$ RMB million	HK$ RMB million	Total RMB million
Equity securities	—	8,476	8,476
Debt securities	3,119	—	3,119
Term deposits (excluding structured deposits)	219	—	219
Structured deposits	4,346	—	4,346
Cash and cash equivalents	6,844	45	6,889

Total	14,528	8,521	23,049

Monetary assets are exposed to currency risk whereas non-monetary assets, such as equity securities, expose themselves to price risk. As at 31 December 2008, if RMB had strengthened or weakened by 10% against USD and HK dollar with all other variables held constant, pre-tax profit for the year would have been RMB1,948 million (2007: RMB1,457 million) lower or higher respectively, mainly as a result of foreign exchange losses or gains on translation of USD and HK dollar denominated financial assets other than the equity securities included in the table above.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge an obligation and cause another party to incur a financial loss. Because the Group is limited in the types of investments as permitted by China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house fundamental analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Credit exposure

The carrying amount of financial assets included on the consolidated balance sheet represents the maximum credit exposure without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposures relating to off-balance sheet items as at 31 December 2008 and 2007.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterpart’s debt securities or term deposits of which the Group could take the ownership should the owner of the collateral default. Policy loans and premium receivables are collateralized by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts respectively signed by the Group together with policyholders.

Credit quality

The Group’s debt securities investment includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts. As at 31 December 2008, 100% (as at 31 December 2007: 98.9%) of the corporate bonds held by the Group have credit rating of AA/A-2 or above. As at 31 December 2008, 99.3% (as at 31 December 2007: 99.1%) of the subordinated bonds or debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bond or debt’s credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance.

As at 31 December 2008, 95.4% (as at 31 December 2007: 94.8%) of the Group’s bank deposits are with the four largest state-owned commercial banks and other national commercial banks in the PRC, and almost all of the reinsurance agreements of the Group are with a state-owned reinsurance company. The Group believes these commercial banks and the reinsurance company have a high credit quality. As a result, the Group concludes credit risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, cash equivalents and reinsurance assets will not cause material impact on the Group’s consolidated financial statements as at 31 December 2008 and 2007.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at 31 December 2008 and 2007.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group will not have access to sufficient funds to meet its liabilities as they become due.

In the normal course of business, the Group attempts to match the maturity of investment assets to the maturity of insurance liabilities.

The following tables set forth the expected undiscounted cash flows for insurance contracts and investment contracts as well as contractual undiscounted cash flows for financial liabilities excluding investment contracts.

		Expected and contractual cash flows (undiscounted)
As at 31 December 2008	Carrying amount	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
	(RMB million)
Financial and insurance liabilities

Expected cash flows out/(in)
Short-term insurance contracts	8,894	6,314	—	—	—
Long-term traditional insurance contracts	273,474	(53,058)	(61,685)	(27,162)	862,230
Long-term investment type insurance contracts	362,241	56,462	101,796	146,605	145,326
Investment contracts	53,229	14,190	15,533	8,657	41,916

Contractual cash flows out
Securities sold under agreements to repurchase	11,390	11,395	—	—	—
Annuity and other insurance balances payable	28,986	28,986	—	—	—

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

		Expected and contractual cash flows (undiscounted)
As at 31 December 2007	Carrying amount	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
	(RMB million)
Financial and insurance liabilities

Expected cash flows out/(in)
Short-term insurance contracts	8,119	5,564	—	—	—
Long-term traditional insurance contracts	218,165	(43,182)	(52,962)	(24,852)	717,464
Long-term investment type insurance contracts	284,588	67,012	85,571	79,443	123,878
Investment contracts	51,302	14,345	15,450	8,910	37,279

Contractual cash flows out
Securities sold under agreements to repurchase	100	100	—	—	—
Annuity and other insurance balances payable	14,111	14,111	—	—	—

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The estimate is affected by assumptions related to mortality, morbidity, lapses, withdrawals, credited rates, loss ratio, claim adjustment expenses and other assumptions. Actual experience may differ from estimates.

As at 31 December 2008, declared dividends of RMB1,179 million (as at 31 December 2007: RMB26,238 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Another maturity analysis assuming all investment contracts with DPF and without DPF were surrendered immediately would have been RMB51,713 million and RMB1,516 million respectively as at 31 December 2008 (as at 31 December 2007: RMB49,068 million and RMB2,234 million respectively), payable within one year. Although contractually these options can be exercised immediately by all policyholders, at once, the Group’s expected cash flows are as shown in the above tables based on its experience and future expectations.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

4	MANAGEMENT OF INSURANCE AND FINANCIAL RISK (continued)

4.2	Financial risk (continued)

4.2.4	Capital management

The Group’s objectives when managing capital, which is actual capital, are to comply with the insurance capital requirements required by the CIRC to meet the minimum capital and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Group is also subject to other local capital requirements, such as statutory deposits-restricted requirement and Statutory reserve fund requirement, discussed in detail under Note 9.6 and Note 32, respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring quarterly and annual static solvency margin, as well as the dynamic solvency margin, which predicts the solvency margin for the next three years based on different scenarios. It has complied with all the local capital requirements.

The table below summarises the solvency ratio of the Company, the regulatory capital held (represented by actual capital) against the minimum required capital (represented by minimum capital).

	As at 31 December
	2008 RMB million	2007 RMB million
Actual capital	124,540	168,357
Minimum capital	40,156	32,054
Solvency ratio	310%	525%

According to “Solvency Regulations of Insurance Companies”, the solvency ratio is computed by dividing the actual capital by the minimum capital. CIRC will closely monitor those insurance companies with solvency ratio less than 100% and may, depending on the individual circumstances, undertake certain regulatory measures, including but not limited to restricting the payment of dividends. Insurance companies with solvency ratio between 100% and 150% would be required to submit and implement plans preventing capital from being inadequate. And Insurance companies with solvency ratio above 100% but significant solvency risk noticed would be required to take necessary rectification action.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

5	SEGMENT INFORMATION

5.1	Business segments

The Group has the following main business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of insurance contracts and investment contracts to individuals and comprises participating and non-participating business. Participating life insurance business relates primarily to the sale of participating contracts, which provides the policyholder with a participation in the profits arising from the invested assets relating to the policy and mortality gains, as described in Note 2.8.1.d. Non-participating insurance business relates primarily to non-participating life insurance and annuity products, which provides guaranteed benefits to the insured without a participation in the profits.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities and comprises participating and non-participating business as described above.

(iii)	Accident and health insurance business

Accident and health insurance business relates primarily to the sale of accident and health insurance and accident only products.

(iv)	Corporate and other

Corporate and other business relates primarily to income and expenses in respect of the provision of the services to CLIC, as described in Note 30, share of results of associates and unallocated income taxes.

5.2	Basis of allocating net investment income, realised and unrealised gains or losses and administrative and other operating expenses

Net investment income, net realised gains or losses on financial assets, net fair value gains or losses on assets at fair value through income (held-for-trading) and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average statutory policyholder reserve and claims provision at the beginning and end of the year. Administrative and other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2008
	Individual life	Group life	Accident & Health (RMB million)	Corporate & other	Total
Revenues
Gross written premiums and policy fees	121,452	831	13,042	—	135,325
Gross written premiums	108,235	324	13,042	—
– Term Life	300	25	—	—
– Whole Life	35,402	274	—	—
– Endowment	45,816	—	—	—
– Annuity	26,717	25	—	—
Policy fees	13,217	507	—	—
Net premiums earned and policy fees	121,434	831	12,385	—	134,650
Net investment income	40,070	3,420	560	—	44,050
Net realised losses on financial assets	(5,927)	(506)	(83)	—	(6,516)
Net fair value losses on assets at fair value through income (held-for-trading)	(6,637)	(566)	(93)	—	(7,296)
Other income	—	—	—	1,923	1,923

Segment revenues	148,940	3,179	12,769	1,923	166,811

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(16,915)	(862)	—	—	(17,777)
Accident and health claims and claim adjustment expenses	—	—	(7,553)	—	(7,553)
Increase/decrease in long-term traditional insurance contracts liabilities	(55,957)	676	—	—	(55,281)
Interest credited to long-term investment type insurance contracts	(9,185)	(27)	—	—	(9,212)
Interest credited to investment contracts	—	(1,358)	—	—	(1,358)
Increase/decrease in deferred income	(21,187)	48	—	—	(21,139)
Policyholder dividends resulting from participation in profits	(2,374)	(118)	—	—	(2,492)
Amortization of deferred policy acquisition costs	(10,265)	(469)	(1,050)	—	(11,784)
Underwriting and policy acquisition costs	(2,422)	(14)	(958)	—	(3,394)
Administrative expenses	(7,790)	(434)	(2,405)	(1,481)	(12,110)
Other operating expenses	(1,429)	(111)	(154)	(197)	(1,891)
Statutory insurance fund	(160)	(11)	(73)	—	(244)

Segment benefits, claims and expenses	(127,684)	(2,680)	(12,193)	(1,678)	(144,235)

Shares of results of associates	—	—	—	228	228

Segment results	21,256	499	576	473	22,804

Income tax expenses	—	—	—	(1,390)	(1,390)

Net profit/(loss)	21,256	499	576	(917)	21,414

Attributable to
– shareholders of the Company	21,256	499	576	(1,054)	21,277
– minority interest	—	—	—	137	137

Unrealised gains/(losses) included in shareholders’ equity	(31,417)	(2,682)	(439)	291	(34,247)

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

5	SEGMENT INFORMATION (continued)

	As at 31 December 2008
	Individual life	Group life	Accident & Health (RMB million)	Corporate & other	Total
Assets

Financial assets	833,667	71,159	11,641	—	916,467
Deferred policy acquisition costs	55,950	965	1,353	—	58,268
Cash and cash equivalents	31,005	2,647	433	—	34,085

Segment assets	920,622	74,771	13,427	—	1,008,820

Unallocated
Property, plant and equipment					18,151
Other assets					17,857

Total					1,044,828

Liabilities

Insurance contracts
Long-term traditional insurance contracts	272,265	1,209	—	—	273,474
Long-term investment type insurance contracts	360,661	1,580	—	—	362,241
Short-term insurance contracts:
– reserves for claims and claim adjustment expenses	—	—	2,629	—	2,629
– unearned premium reserves	—	—	6,265	—	6,265
Deferred income	73,857	630	—	—	74,487
Financial liabilities
Investment contracts
– with DPF	—	51,713	—	—	51,713
– without DPF	—	1,516	—	—	1,516
Securities sold under agreements to repurchase	10,361	885	144	—	11,390

Segment liabilities	717,144	57,533	9,038	—	783,715

Unallocated
Other liabilities					79,540

Total					863,255

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2007
	Individual life	Group life	Accident & Health (RMB million)	Corporate & other	Total
Revenues

Gross written premiums and policy fees	98,484	1,503	11,899	—	111,886
Gross written premiums	91,420	876	11,899	—
– Term Life	175	9	—	—
– Whole Life	31,943	678	—	—
– Endowment	40,278	—	—	—
– Annuity	19,024	189	—	—
Policy fees	7,064	627	—	—
Net premiums earned and policy fees	98,470	1,503	11,431	—	111,404
Net investment income	39,489	3,902	629	—	44,020
Net realised gains on financial assets	13,801	1,364	220	—	15,385
Net fair value gains on assets at fair value through income (held-for-trading)	16,904	1,670	269	—	18,843
Other income	—	—	—	1,720	1,720

Segment revenues	168,664	8,439	12,549	1,720	191,372

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(16,463)	(967)	—	—	(17,430)
Accident and health claims and claim adjustment expenses	—	—	(6,343)	—	(6,343)
Increase/decrease in long-term traditional insurance contracts liabilities	(45,370)	36	—	—	(45,334)
Interest credited to long-term investment type insurance contracts	(7,157)	(24)	—	—	(7,181)
Interest credited to investment contracts	—	(1,138)	—	—	(1,138)
Increase in deferred income	(9,828)	(31)	—	—	(9,859)
Policyholder dividends resulting from participation in profits	(25,729)	(3,522)	—	—	(29,251)
Amortization of deferred policy acquisition costs	(12,182)	(485)	(794)	—	(13,461)
Underwriting and policy acquisition costs	(2,013)	(6)	(703)	(3)	(2,725)
Administrative expenses	(7,214)	(606)	(2,192)	(1,786)	(11,798)
Other operating expenses	(1,343)	(132)	(106)	(70)	(1,651)
Statutory insurance fund	(163)	(1)	(55)	—	(219)

Segment benefits, claims and expenses	(127,462)	(6,876)	(10,193)	(1,859)	(146,390)

Share of results of associates	—	—	—	409	409

Segment results	41,202	1,563	2,356	270	45,391

Income tax expenses	—	—	—	(6,331)	(6,331)

Net profit/(loss)	41,202	1,563	2,356	(6,061)	39,060

Attributable to:
– shareholders of the Company	41,202	1,563	2,356	(6,242)	38,879
– minority interest	—	—	—	181	181

Unrealised gains/(losses) included in shareholders’ equity	27,758	2,743	442	(30)	30,913

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

5	SEGMENT INFORMATION (continued)

	As at 31 December 2007
	Individual life	Group life	Accident & Health (RMB million)	Corporate & other	Total
Assets

Financial assets	748,831	73,988	11,930	—	834,749
Deferred policy acquisition costs	39,037	764	1,050	—	40,851
Cash and cash equivalents	22,711	2,244	362	—	25,317

Segment assets	810,579	76,996	13,342	—	900,917

Unallocated
Property, plant and equipment					16,771
Other assets					16,016

Total					933,704

Liabilities

Insurance contracts
Long-term traditional insurance contracts	216,280	1,885	—	—	218,165
Long-term investment type insurance contracts	283,520	1,068	—	—	284,588
Short-term insurance contracts:
– reserves for claims and claim adjustment expenses	—	—	2,391	—	2,391
– unearned premium reserves	—	—	5,728	—	5,728
Deferred income	47,761	547	—	—	48,308
Financial liabilities
Investment contracts
– with DPF	—	49,068	—	—	49,068
– without DPF	—	2,234	—	—	2,234
Securities sold under agreements to repurchase	90	9	1	—	100

Segment liabilities	547,651	54,811	8,120	—	610,582

Unallocated
Other liabilities					116,746

Total					727,328

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

6	PROPERTY, PLANT AND EQUIPMENT

Group

	2008
	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost
As at 1 January 2008	14,502	3,848	2,027	2,594	333	23,304
Additions	566	752	203	898	369	2,788
Disposals	(87)	(309)	(186)	(52)	(11)	(645)
Transfers upon completion	416	—	—	(416)	—	—

As at 31 December 2008	15,397	4,291	2,044	3,024	691	25,447

Accumulated depreciation and impairment
As at 1 January 2008	(2,904)	(2,100)	(1,370)	—	(159)	(6,533)
Charges for the year	(468)	(531)	(148)	—	(94)	(1,241)
Impairment loss	(9)	—	—	—	—	(9)
Disposals	28	275	174	—	10	487

As at 31 December 2008	(3,353)	(2,356)	(1,344)	—	(243)	(7,296)

Net book value
As at 1 January 2008	11,598	1,748	657	2,594	174	16,771

As at 31 December 2008	12,044	1,935	700	3,024	448	18,151

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Group

	2007
	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost
As at 1 January 2007	12,925	3,210	1,815	2,160	218	20,328
Additions	1,014	789	310	1,190	122	3,425
Disposals	(51)	(151)	(98)	(142)	(7)	(449)
Transfers upon completion	614	—	—	(614)	—	—

As at 31 December 2007	14,502	3,848	2,027	2,594	333	23,304

Accumulated depreciation and impairment
As at 1 January 2007	(2,509)	(1,800)	(1,337)	—	(117)	(5,763)
Charges for the year	(408)	(446)	(124)	—	(42)	(1,020)
Disposals	13	146	91	—	—	250

As at 31 December 2007	(2,904)	(2,100)	(1,370)	—	(159)	(6,533)

Net book value
As at 1 January 2007	10,416	1,410	478	2,160	101	14,565

As at 31 December 2007	11,598	1,748	657	2,594	174	16,771

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	2008
	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost
As at 1 January 2008	14,190	3,801	2,020	2,588	333	22,932
Additions	565	742	199	898	369	2,773
Disposals	(87)	(307)	(186)	(52)	(11)	(643)
Transfers upon completion	416	—	—	(416)	—	—

As at 31 December 2008	15,084	4,236	2,033	3,018	691	25,062

Accumulated depreciation and impairment
As at 1 January 2008	(2,892)	(2,086)	(1,368)	—	(159)	(6,505)
Charges for the year	(451)	(524)	(147)	—	(94)	(1,216)
Impairment loss	(9)	—	—	—	—	(9)
Disposals	28	275	174	—	10	487

As at 31 December 2008	(3,324)	(2,335)	(1,341)	—	(243)	(7,243)

Net book value
As at 1 January 2008	11,298	1,715	652	2,588	174	16,427

As at 31 December 2008	11,760	1,901	692	3,018	448	17,819

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	2007
	Buildings RMB million	Office equipment, furniture and fixtures RMB million	Motor vehicles RMB million	Assets under construction RMB million	Leasehold improvements RMB million	Total RMB million
Cost
As at 1 January 2007	12,925	3,179	1,811	1,852	218	19,985
Additions	1,014	772	307	1,160	122	3,375
Disposals	(48)	(150)	(98)	(125)	(7)	(428)
Transfers upon completion	299	—	—	(299)	—	—

As at 31 December 2007	14,190	3,801	2,020	2,588	333	22,932

Accumulated depreciation and impairment
As at 1 January 2007	(2,509)	(1,789)	(1,335)	—	(117)	(5,750)
Charges for the year	(396)	(442)	(124)	—	(42)	(1,004)
Disposals	13	145	91	—	—	249

As at 31 December 2007	(2,892)	(2,086)	(1,368)	—	(159)	(6,505)

Net book value
As at 1 January 2007	10,416	1,390	476	1,852	101	14,235

As at 31 December 2007	11,298	1,715	652	2,588	174	16,427

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

7	DEFERRED POLICY ACQUISITION COSTS

Group and Company

	2008 RMB million	2007 RMB million
Gross
As at 1 January	40,861	39,245
Acquisition costs deferred	25,240	17,490
Amortisation charged through income	(11,794)	(13,476)
Amortisation charged through equity	3,971	(2,398)

As at 31 December	58,278	40,861

Ceded
As at 1 January	(10)	(15)
Acquisition costs deferred	(10)	(10)
Amortisation charged through income	10	15

As at 31 December	(10)	(10)

Net
As at 1 January	40,851	39,230
Acquisition costs deferred	25,230	17,480
Amortisation charged through income	(11,784)	(13,461)
Amortisation charged through equity	3,971	(2,398)

As at 31 December	58,268	40,851

DAC excluding unrealised gains	61,308	47,862
DAC recorded in unrealised losses	(3,040)	(7,011)

Total	58,268	40,851

Current	1,353	1,050
Non-current	56,915	39,801

Total	58,268	40,851

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

8	INVESTMENTS IN ASSOCIATES

Group	2008 RMB million	2007 RMB million
At 1 January	6,450	6,071
Additional capital contribution to China
Life Property & Casualty Insurance
Company Limited (“CLP&C”) (Note 30(b))	1,200	—
Investment in China Life Insurance Brokers (“CIB”)	7	—
Share of results	228	409
Other equity movements (Note 32)	291	(30)

As at 31 December	8,176	6,450

The Group’s share in investment in associates is as follows:

Name	Country of incorporation	Assets	Liabilities	Revenues	Profit/ (Loss)	Interest held
			(RMB million)
Guangdong Development Bank (“GDB”)	PRC	90,584	84,419	2,534	544	20%
CLP&C	PRC	641	356	81	(135)	40%

Total at 31 December 2007		91,225	84,775	2,615	409

GDB	PRC	112,252	105,283	3,542	559	20%
CLP&C	PRC	3,931	2,731	1,300	(331)	40%
CIB	PRC	7	—	—	—	49%

Total at 31 December 2008		116,190	108,014	4,842	228

Company	2008 RMB million	2007 RMB million
As at 1 January	6,071	6,071
Additional capital contribution to CLP&C	1,200	—
Investment in CIB	7	—

As at 31 December	7,278	6,071

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

Group and Company

	Amortised cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
As at 31 December 2008

Debt securities
Government bonds	102,688	9,996	(3)	112,681
Government agency bonds	79,400	5,235	(77)	84,558
Corporate bonds	3,267	227	—	3,494
Subordinated bonds/debts	26,574	1,291	—	27,865

Total	211,929	16,749	(80)	228,598

As at 31 December 2007

Debt securities
Government bonds	96,786	1,228	(1,780)	96,234
Government agency bonds	71,273	1,110	(4,303)	68,080
Corporate bonds	3,272	171	(40)	3,403
Subordinated bonds/debts	24,372	62	(562)	23,872

Total	195,703	2,571	(6,685)	191,589

Contractual maturity schedule	Amortised cost		Estimated fair value
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Maturing:
Within one year	24,107	2,896	24,493	2,921
After one year but within five years	28,445	50,059	30,340	50,861
After five years but within ten years	55,866	52,508	61,701	52,835
After ten years	103,511	90,240	112,064	84,972

Total	211,929	195,703	228,598	191,589

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

9	FINANCIAL ASSETS (continued)

9.2	Available-for-sale securities

	Amortised cost/Cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
Group
As at 31 December 2008

Debt securities
Government bonds	73,130	7,066	(190)	80,006
Government agency bonds	180,135	11,496	(510)	191,121
Corporate bonds	64,388	3,504	(387)	67,505
Subordinated bonds/debts	17,265	366	(43)	17,588

Subtotal	334,918	22,432	(1,130)	356,220

Equity securities
Funds	32,313	2,331	(4,754)	29,890
Common stocks	38,132	7,091	(6,394)	38,829

Subtotal	70,445	9,422	(11,148)	68,719

Total	405,363	31,854	(12,278)	424,939

Company
As at 31 December 2008

Debt securities
Government bonds	73,060	7,066	(190)	79,936
Government agency bonds	177,929	11,380	(510)	188,799
Corporate bonds	64,039	3,490	(387)	67,142
Subordinated bonds/debts	17,065	361	(43)	17,383

Subtotal	332,093	22,297	(1,130)	353,260

Equity securities
Funds	32,046	2,331	(4,687)	29,690
Common stocks	38,037	7,083	(6,386)	38,734

Subtotal	70,083	9,414	(11,073)	68,424

Total	402,176	31,711	(12,203)	421,684

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

9	FINANCIAL ASSETS (continued)

9.2	Available-for-sale securities (continued)

	Amortised cost/Cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
Group
As at 31 December 2007

Debt securities
Government bonds	83,137	183	(2,732)	80,588
Government agency bonds	111,906	686	(5,438)	107,154
Corporate bonds	46,464	120	(2,842)	43,742
Subordinated bonds/debts	10,462	156	(720)	9,898

Subtotal	251,969	1,145	(11,732)	241,382

Equity securities
Funds	37,513	23,328	(217)	60,624
Common stocks	51,714	64,115	(320)	115,509

Subtotal	89,227	87,443	(537)	176,133

Total	341,196	88,588	(12,269)	417,515

Company
As at 31 December 2007

Debt securities
Government bonds	83,137	183	(2,732)	80,588
Government agency bonds	111,503	686	(5,429)	106,760
Corporate bonds	46,464	120	(2,842)	43,742
Subordinated bonds/debts	10,462	156	(720)	9,898

Subtotal	251,566	1,145	(11,723)	240,988

Equity securities
Funds	37,295	23,210	(217)	60,288
Common stocks	51,654	64,071	(320)	115,405

Subtotal	88,949	87,281	(537)	175,693

Total	340,515	88,426	(12,260)	416,681

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

9	FINANCIAL ASSETS (continued)

9.2	Available-for-sale securities (continued)

Group Debt securities – contractual maturity schedule	Amortised cost		Estimated fair value
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Maturing:
Within one year	7,650	616	7,801	612
After one year but within five years	69,464	23,139	73,461	22,672
After five years but within ten years	113,112	89,493	121,916	87,615
After ten years	144,692	138,721	153,042	130,483

Total	334,918	251,969	356,220	241,382

Company Debt securities – contractual maturity schedule	Amortised cost		Estimated fair value
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Maturing:
Within one year	7,451	616	7,598	612
After one year but within five years	67,597	22,887	71,506	22,424
After five years but within ten years	112,354	89,342	121,114	87,469
After ten years	144,691	138,721	153,042	130,483

Total	332,093	251,566	353,260	240,988

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

9	FINANCIAL ASSETS (continued)

9.3	Financial assets at fair value through income (held-for-trading)

	Group		Company
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Debt securities
Government bonds	1,428	693	1,428	693
Government agency bonds	4,660	4,583	4,660	4,383
Corporate bonds	1,648	513	1,629	471
Subordinated bonds/debts	—	307	—	307

Subtotal	7,736	6,096	7,717	5,854

Equity securities
Funds	4,063	9,145	4,063	9,145
Common stocks	2,295	9,842	2,283	9,818
Warrants	5	27	5	27

Subtotal	6,363	19,014	6,351	18,990

Total	14,099	25,110	14,068	24,844

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

9	FINANCIAL ASSETS (continued)

9.4	Listed and unlisted investments at carrying value

Group

	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Listed debt securities in PRC
Government bonds	43,700	51,296
Corporate bonds	10,911	6,571

Subtotal	54,611	57,867

Unlisted debt securities in PRC
Government bonds	140,422	126,771
Government agency bonds	275,181	183,010
Corporate bonds	61,509	40,956
Subordinated bonds/debts	44,162	34,577

Subtotal	521,274	385,314

Listed equity securities in PRC
Common stocks
– listed in HK, PRC	2,410	8,476
– listed in mainland, PRC	38,406	116,873
Funds-listed in mainland, PRC	3,656	17,677
Warrants-listed in mainland, PRC	5	27

Subtotal	44,477	143,053

Unlisted equity securities in PRC
Funds	30,297	52,092
Common stocks	308	2

Subtotal	30,605	52,094

Total	650,967	638,328

As at 31 December 2008, the amount of unlisted debt securities, traded in the inter-bank market, is RMB519,004 million (as at 31 December 2007: RMB323,058 million).

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

9	FINANCIAL ASSETS (continued)

9.4	Listed and unlisted investments at carrying value (continued)

Company

	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Listed debt securities in PRC
Government bonds	43,700	51,296
Corporate bonds	10,754	6,529

Subtotal	54,454	57,825

Unlisted debt securities in PRC
Government bonds	140,352	126,771
Government agency bonds	272,859	182,416
Corporate bonds	61,284	40,956
Subordinated bonds/debts	43,957	34,577

Subtotal	518,452	384,720

Listed equity securities in PRC
Common stocks
– listed in Hong Kong, PRC	2,398	8,465
– listed in mainland, PRC	38,311	116,756
Funds-listed in mainland, PRC	3,456	17,342
Warrants-listed in mainland, PRC	5	27

Subtotal	44,170	142,590

Unlisted equity securities in PRC
Funds	30,297	52,091
Common Stocks	308	2

Subtotal	30,605	52,093

Total	647,681	637,228

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

9	FINANCIAL ASSETS (continued)

9.5	Term deposits

Group and Company	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Maturing:
Within one year	64,621	46,706
After one year but within five years	155,320	93,372
After five years but within ten years	6,759	26,434
After ten years	1,572	2,082

Total	228,272	168,594

Included in term deposits are structured deposits of RMB2,905 million (31 December 2007: RMB4,346 million). The interest rate on these deposits fluctuates based on changes in interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are stated at amortised cost.

9.6	Statutory deposits – restricted

	Group		Company
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Contractually maturing:
Within one year	200	5,353	200	5,353
After one year but within five years	5,953	420	5,453	300

Total	6,153	5,773	5,653	5,653

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks designated by CIRC. These funds may not be used for any purpose, other than to pay off debts during a liquidation proceeding.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

9	FINANCIAL ASSETS (continued)

9.7	Loans

	Group		Company
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Policy loans	8,676	5,944	8,676	5,944
Other loans	9,250	1,200	9,200	1,200

Total	17,926	7,144	17,876	7,144

	Group		Company
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Maturing:
Within one year	8,676	5,944	8,676	5,944
After one year but within five years	—	—	—	—
After five years but within ten years	1,200	1,200	1,200	1,200
After ten years	8,050	—	8,000	—

Total	17,926	7,144	17,876	7,144

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

9	FINANCIAL ASSETS (continued)

9.8	Securities purchased under agreements to resell

	Group		Company
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Maturing:
With 30 days	—	5,053	—	4,673

Total	—	5,053	—	4,673

9.9	Accrued investment income

	Group		Company
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Bank deposits	4,525	3,700	4,508	3,696
Debt securities	8,348	6,014	8,298	6,011
Others	276	143	274	141

Total	13,149	9,857	13,080	9,848

	Group		Company
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Current	13,149	9,824	13,080	9,815
Non-current	—	33	—	33

Total	13,149	9,857	13,080	9,848

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimates and judgments to determine the fair value of financial assets are described in Note 3.3.

The fair value of long-term investment type insurance contracts and investment contracts are determined by using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for risk free rate available on valuation date, the own credit risk and risk margin associated with the future cash flows.

The table below presents the estimated fair value and carrying value of financial assets and liabilities.

	Carrying value		Estimated fair value
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Debt securities	575,885	443,181	592,554	439,067
Equity securities	75,082	195,147	75,082	195,147
Term deposits (excluding structured deposits)	225,367	164,248	225,367	164,248
Structured deposits	2,905	4,346	2,887	4,281
Statutory deposits-restricted	6,153	5,773	6,153	5,773
Securities purchased under agreements to resell	—	5,053	—	5,053
Loans	17,926	7,144	17,926	7,144
Cash and cash equivalents	34,085	25,317	34,085	25,317
Long-term investment type insurance contracts (excluding universal life insurance contracts)	(350,974)	(282,645)	(336,021)	(271,523)
Investment contracts with DPF	(51,713)	(49,068)	(49,815)	(39,551)
Investment contracts without DPF	(1,516)	(2,234)	(1,397)	(2,315)
Securities sold under agreements to repurchase	(11,390)	(100)	(11,390)	(100)

11	PREMIUMS RECEIVABLES

The aging of premiums receivables is within 12 months.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

12	REINSURANCE ASSETS

Group and Company	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Claims recoverable from reinsurers (Note 14)	28	24
Ceded unearned premiums (Note 14)	63	45
Long-term traditional insurance contracts ceded (Note 14)	709	707
Due from reinsurance companies	163	190

Total	963	966

Group and Company	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Current	254	259
Non-current	709	707

Total	963	966

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

13	OTHER ASSETS

	Group		Company
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Due from CLIC (Note 30(c))	684	739	657	730
Deposits on fund units pending issuance/receivable on funds units redeemed	—	500	—	500
Advances	273	206	273	206
Others	1,328	937	1,344	908

Total	2,285	2,382	2,274	2,344

	Group		Company
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Current	2,168	2,297	2,179	2,266
Non-current	117	85	95	78

Total	2,285	2,382	2,274	2,344

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

14	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	Investment return assumptions are based on estimates of future yields on the Group’s investments. In determining interest rate assumptions, the Group considers expectations about future economic conditions and company’s investment strategy. The assumed rate of investment return and provision for adverse deviation used for the past five years are as follows:

Year of policy issue	Interest rate assumptions	Provision for adverse deviation
2004	3.70%-5.17%	0.25%-0.50%
2005	4.00%-5.20%	0.25%-0.50%
2006	4.60%-5.40%	0.25%-0.60%
2007	5.50%	0.50%
2008	3.625%-5.50%	0.125%-0.50%

(ii)	Estimates are made for mortality and morbidity rates in each of the years that the Group is exposed to risk. The assumed mortality rates and morbidity rates, varying by age of the insured and contract type, are based upon expected experience at the date of contract issue plus, where applicable, a margin for adverse deviation.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (1990-1993) and China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. Appropriate but not excessively prudent allowance is made for future mortality improvement on contracts that insure the risk of longevity, such as annuities. The main source of uncertainty with life insurance contracts is that epidemics such as avian flu, AIDS, SARS and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on Taiwanese experience in the critical illness market, as the best proxy for the China’s market adjusted where appropriate to reflect the Group’s recent historical and projected future experience. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate liability if current morbidity assumptions do not properly reflect such secular trends.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)	The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The unit cost factors are expressed on both a per-policy and a percent-of-premium basis for the past five years, as follows:

	Individual Life		Group Life
Year of policy issue	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
2004	10.0-17.5	1.65%-2.55%	17.5	1.65%
2005	14.5-19.5	1.50%-1.80%	4.0	1.30%
2006	15.0-22.0	1.60%-1.85%	6.5	1.50%
2007	15.0-22.0	1.60%-1.85%	6.5	1.50%
2008	15.0-22.0	1.60%-1.85%	6.5	1.50%

(iv)	Lapse rates and other assumptions are determined with reference to past experience where creditable, current conditions and future expectations.

The Group did not change its process used to decide on assumptions for the insurance contracts disclosed in this note.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

14	INSURANCE CONTRACTS (continued)

(b)	Net liabilities of insurance contracts and investment contracts

Group and Company

	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Gross
Long-term traditional insurance contracts	273,474	218,165
Long-term investment type insurance contracts	362,241	284,588
Short-term insurance contracts
– claims and claim adjustment expenses	2,629	2,391
– unearned premiums	6,265	5,728
Investment contracts
– with DPF	51,713	49,068
– without DPF	1,516	2,234

Total, gross	697,838	562,174

Recoverable from reinsurers
Long-term traditional insurance contracts (Note 12)	(709)	(707)
Short-term insurance contracts
– claims and claim adjustment expenses (Note 12)	(28)	(24)
– unearned premiums (Note 12)	(63)	(45)

Total, ceded	(800)	(776)

Net
Long-term traditional insurance contracts	272,765	217,458
Long-term investment type insurance contracts	362,241	284,588
Short-term insurance contracts
– claims and claim adjustment expenses	2,601	2,367
– unearned premiums	6,202	5,683
Investment contracts
– with DPF	51,713	49,068
– without DPF	1,516	2,234

Total, net	697,038	561,398

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

14	INSURANCE CONTRACTS (continued)

(c)	Claims incurred ratio

Group and Company

	2008	2007
	RMB million	RMB million
Claims incurred-net	7,553	6,343
Claims incurred ratio	61%	55%

(d)	Movements in liabilities of short-term insurance contracts

The table below presents movement of reserves of claims and claim adjustment expenses:

Group and Company

	2008	2007
	RMB million	RMB million
– Notified claims	368	487
– Incurred but not reported	2,023	2,011

Total as at 1 January-Gross	2,391	2,498

Cash paid for claims settled in year
– Cash paid for current year claims	(5,124)	(4,750)
– Cash paid for prior year claims	(2,256)	(1,790)
Claims incurred in year
– Claims arising in current year	7,715	7,082
– Claims arising in prior year	(97)	(649)

Total as at 31 December-Gross	2,629	2,391

Notified claims	343	368
Incurred but not reported	2,286	2,023

Total as at 31 December-Gross	2,629	2,391

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

14	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of short-term insurance contracts (continued)

The table below presents movement of unearned premium reserves:

Group and Company

	2008			2007
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
At as 1 January	5,728	(45)	5,683	5,346	(60)	5,286
Increase	6,265	(63)	6,202	5,728	(45)	5,683
Release	(5,728)	45	(5,683)	(5,346)	60	(5,286)

At as 31 December	6,265	(63)	6,202	5,728	(45)	5,683

(e)	Movements in liabilities for long-term traditional insurance contracts

The table below presents movement in the liabilities of long-term traditional insurance contracts:

Group and Company

	2008	2007
	RMB million	RMB million
As at 1 January	218,165	172,875
Valuation premiums	67,328	57,979
Liabilities released for death or other termination and related expenses	(22,083)	(20,598)
Accretion of interest	9,834	7,511
Other movements	230	398

As at 31 December	273,474	218,165

Valuation premiums are the premiums that would be required to meet the benefits and administration expenses based on the valuation assumptions used.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

14	INSURANCE CONTRACTS (continued)

(f)	Movements in liabilities of long-term investment type insurance contracts

The table below presents movement in the liabilities of long-term investment type insurance contracts:

Group and Company

	2008 RMB million	2007 RMB million
As at 1 January	284,588	282,672
Deposits received	156,730	72,516
Deposits withdrawn and paid on death and other benefits	(75,041)	(70,690)
Fees deducted from account balances	(13,248)	(7,091)
Interest credited	9,212	7,181

As at 31 December	362,241	284,588

15	DEFERRED INCOME

The table below presents movement of deferred income:

Group and Company

	2008 RMB million	2007 RMB million
As at 1 January	48,308	41,371
Income deferred	26,235	21,867
Amortisation charged through income	(5,098)	(12,011)
Amortisation charged through equity	5,042	(2,919)

As at 31 December	74,487	48,308

Deferred income excluding unrealised gains	77,723	56,586
Deferred income recognized in unrealised losses	(3,236)	(8,278)

Total deferred income	74,487	48,308

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

16	LIABILITIES OF INVESTMENT CONTRACTS

The table below presents movement of investment contracts:

Group and Company

	2008 RMB million	2007 RMB million
As at 1 January	51,302	48,612
Deposits received	19,539	21,711
Deposits withdrawn and paid on death and other benefits	(18,494)	(19,559)
Policy fees deducted from account balances	(476)	(600)
Interest credited	1,358	1,138

As at 31 December	53,229	51,302

Investment contracts
– with DPF	51,713	49,068
– without DPF	1,516	2,234

Total	53,229	51,302

17	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	Group		Company
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Maturing:
Within thirty days	11,390	100	11,200	100

Total	11,390	100	11,200	100

The carrying values of debt securities pledged as collateral are as follows:

	Group		Company
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Debt securities pledged	12,048	99	11,849	99

Total	12,048	99	11,849	99

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

18	OTHER LIABILITIES

	Group		Company
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Salary and staff welfare payable	2,936	1,973	2,790	1,855
Commission and brokerage payable	1,654	1,134	1,654	1,131
Agent deposits	632	602	632	602
Tax payable	284	739	278	732
Payable to constructors	308	293	308	285
Stock appreciation rights (Note 28)	716	1,290	716	1,290
Others	3,352	2,839	3,386	2,821

Total	9,882	8,870	9,764	8,716

	Group		Company
	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million	As at 31 December 2008 RMB million	As at 31 December 2007 RMB million
Current	9,882	8,870	9,764	8,716
Non-current	—	—	—	—

Total	9,882	8,870	9,764	8,716

19	STATUTORY INSURANCE FUND

As required by CIRC Order [2004] No. 16, all insurance companies have to pay statutory insurance fund contribution to the CIRC. The Group is subject to statutory insurance fund contribution at 1%, 0.15% and 0.05% of net premium from accident and short-term health policies, long-term life policies with guaranteed return and long-term health policies and long-term life policies without guaranteed return, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

20	NET INVESTMENT INCOME

	For the year ended 31 December
	2008 RMB million	2007 RMB million
Debt securities	22,688	16,678
– held-to-maturity securities	9,245	8,305
– available-for-sale securities	13,074	7,881
– at fair value through income (held-for-trading)	369	492
Equity securities	10,097	19,400
– available-for-sale securities	9,566	15,728
– at fair value through income (held-for-trading)	531	3,672
Bank deposits	11,378	9,094
Loans	696	248
Securities purchased under agreements to resell	77	206
Other	(3)	2

Subtotal	44,933	45,628

Securities sold under agreements to repurchase	(438)	(1,281)
Investment expenses	(445)	(327)

Total	44,050	44,020

Included in net investment income is interest income of RMB34,851 million (2007: RMB26,238 million) using the effective interest method. The interest income of impaired assets for the year ended 31 December 2008 is zero (2007: RMB463 million).

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

21	NET REALISED GAINS/(LOSSES) ON FINANCIAL ASSETS

	For the year ended 31 December
	2008 RMB million	2007 RMB million
Debt securities
Gross realised gains	443	388
Gross realised losses	(59)	(1,256)
Impairments	2,023	(3,403)

Subtotal	2,407	(4,271)

Equity securities	—
Gross realised gains	16,586	19,868
Gross realised losses	(9,765)	(212)
Impairments	(15,744)	—

Subtotal	(8,923)	19,656

Total	(6,516)	15,385

During the year ended 31 December 2008, the Company recognized impairment expense of RMB15,744 million (2007: RMB3,403 million) of available for sale securities for which the Company determined that objective evidence of impairment existed.

During the year ended 31 December 2008, RMB2,023 million (2007: nil) of previously recognized impairment losses relating to certain available for sale debt securities decreased. This decrease related objectively to certain events occurring after the impairment was recognized and as such the previously recognized impairment loss was reversed.

The proceeds from sales and maturities of available-for-sale securities and the gross realised gains or losses for the years ended 31 December 2008 and 2007 were as follows:

	2008 RMB million	2007 RMB million
Proceeds from sales and maturities of available-for-sale securities	80,139	79,287
Gross realised gains	17,029	20,256
Gross realised losses	(9,824)	(1,468)

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

22	NET FAIR VALUE GAINS/(LOSSES) ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD-FOR-TRADING)

	For the year ended 31 December
	2008 RMB million	2007 RMB million
Debt securities	287	366
Equity securities	(7,583)	18,477

Total	(7,296)	18,843

23	INSURANCE BENEFITS AND CLAIMS

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended 31 December 2008
Life insurance death and other benefits	17,793	(16)	17,777
Accident and health claims and claim adjustment expenses	7,618	(65)	7,553
Increase in long-term traditional insurance contracts	55,287	(6)	55,281
Interest credited to long-term investment type insurance contracts	9,212	—	9,212

Total insurance benefits and claims	89,910	(87)	89,823

For the year ended 31 December 2007
Life insurance death and other benefits	17,444	(14)	17,430
Accident and health claims and claim adjustment expenses	6,433	(90)	6,343
Increase in long-term traditional insurance contracts	45,337	(3)	45,334
Interest credited to long-term investment type insurance contracts	7,181	—	7,181

Total insurance benefits and claims	76,395	(107)	76,288

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

24	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	For the year ended 31 December
	2008 RMB million	2007 RMB million
Employee salary and welfare cost	5,089	5,766
Housing benefits	336	272
Contribution to the defined contribution pension plan	873	575
Depreciation	1,241	1,020
Exchange loss	907	1,032
Auditor’s remuneration	64	66

25	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the consolidated income statement represents:

	For the year ended 31 December
	2008 RMB million	2007 RMB million
Current taxation-enterprises income tax	2,077	8,730
Deferred taxation	(687)	(2,399)

Taxation charges	1,390	6,331

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

25	TAXATION (continued)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2007: 33%) is as follows:

		For the year ended 31 December
		2008 RMB million	2007 RMB million
Net profit before income tax expenses		22,804	45,391
Tax computed at the statutory tax rate		5,701	14,979

Non-taxable income	(i)	(4,530)	(6,802)
Additional tax liability from expenses not deductible for tax purposes	(i)	196	1,310
Other		23	—
Effect on change in statutory tax rate	(ii)	—	(3,156)

Income taxes at effective tax rate		1,390	6,331

(i)	Non-taxable income mainly includes interest income from government bonds and fund distribution. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.
(ii)	On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the new “CIT Law”). The new CIT Law reduces the domestic corporate income tax rate from 33% to 25% with effect from 1 January 2008.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

25	TAXATION (continued)

(c)	As at 31 December 2008, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25%.

The movement on the deferred income tax liabilities account is as follows:

Group	2008 RMB million	2007 RMB million
As at 1 January	24,786	19,022
Deferred taxation charged to income statement	(687)	(2,399)
Deferred taxation charged to equity	(11,530)	8,163

As at 31 December	12,569	24,786

Company	2008 RMB million	2007 RMB million
As at 1 January	24,743	18,991
Deferred taxation charged to income statement	(724)	(2,401)
Deferred taxation charged to equity	(11,507)	8,153

As at 31 December	12,512	24,743

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

25	TAXATION (continued)

(d)	The movement in deferred tax assets and liabilities during the year is as follows:

Deferred tax

Group	Long-term insurance contracts and investment contracts RMB million	Short-term insurance contracts RMB million	Investments RMB million	DAC RMB million	Others RMB million	Total RMB million
As at 1 January 2007	6,051	658	(12,963)	(12,944)	176	(19,022)
(Charged)/credited to income statement	(5,247)	(304)	5,238	2,502	210	2,399
(Charged)/credited to equity	1,902	—	(10,295)	230	—	(8,163)

As at 31 December 2007	2,706	354	(18,020)	(10,212)	386	(24,786)

As at 1 January 2008	2,706	354	(18,020)	(10,212)	386	(24,786)
(Charged)/credited to income statement	(227)	54	3,750	(3,361)	471	687
(Charged)/credited to equity	(1,666)	—	14,188	(992)	—	11,530

As at 31 December 2008	813	408	(82)	(14,565)	857	(12,569)

	As at 31 December
Group	2008 RMB million	2007 RMB million
Deferred tax assets:
– deferred tax asset to be recovered after more than 12 months	5,714	8,042
– deferred tax asset to be recovered within 12 months	3,917	1,027

Subtotal	9,631	9,069

Deferred tax liabilities:
– deferred tax liability to be settled after more than 12 months	(21,771)	(33,504)
– deferred tax liability to be settled within 12 months	(429)	(351)

Subtotal	(22,200)	(33,855)

Total net deferred income tax liabilities	(12,569)	(24,786)

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

25	TAXATION (continued)

(d)	The movement in deferred tax assets and liabilities during the year is as follows (continued):

Deferred tax

Company	Long-term insurance contracts and investment contracts RMB million	Short-term insurance contracts RMB million	Investments RMB million	DAC RMB million	Others RMB million	Total RMB million
As at 1 January 2007	6,051	658	(12,932)	(12,944)	176	(18,991)
(Charged)/credited to income statement	(5,247)	(304)	5,240	2,502	210	2,401
(Charged)/credited to equity	1,902	—	(10,285)	230	—	(8,153)

As at 31 December 2007	2,706	354	(17,977)	(10,212)	386	(24,743)

At 1 January 2008	2,706	354	(17,977)	(10,212)	386	(24,743)
(Charged)/credited to income statement	(227)	54	3,807	(3,361)	451	724
(Charged)/credited to equity	(1,666)	—	14,165	(992)	—	11,507

As at 31 December 2008	813	408	(5)	(14,565)	837	(12,512)

	As at 31 December
Company	2008 RMB million	2007 RMB million
Deferred tax assets:
– deferred tax asset to be recovered after more than 12 months	5,758	8,045
– deferred tax asset to be recovered within 12 months	3,912	1,027

Subtotal	9,670	9,072

Deferred tax liabilities:
– deferred tax liability to be settled after more than 12 months	(21,753)	(33,464)
– deferred tax liability to be settled within 12 months	(429)	(351)

Subtotal	(22,182)	(33,815)

Total net deferred income tax liabilities	(12,512)	(24,743)

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

26	NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The net profit attributable to shareholders of the Company is dealt with in the financial statements of the Company to the extent of RMB21,136 million (2007: RMB38,276 million).

27	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2008 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2007: 28,264,705,000).

28	STOCK APPRECIATION RIGHTS

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from date of award and will not be exercisable before the fourth anniversary of the date of award unless specified market or other conditions have been met. The exercise price of stock appreciation rights will be the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HK$5.33 and HK$6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. No stock appreciation right was exerciesed, forfeited or expired in 2008. As at 31 December 2008, there are 55.71 million units outstanding (as at 31 December 2007: 55.71 million) and 55.71 million units exercisable (as at 31 December 2007: 36.62 million). As at 31 December 2008, the amount of intrinsic value for the vested stock appreciation rights is RMB826 million (as at 31 December 2007: RMB1,152 million).

The fair value of the stock appreciation rights is estimated on the date of valuation using lattice-based option valuation models based on expected volatility from 60% to 70%, an expected dividend yield of no higher than 0.5% and risk-free interest rate from 0.2% to 0.3%.

As at 31 December 2008, the Company reversed compensation cost of RMB574 million (as at 31 December 2007: charged RMB846 million) which was included in administrative expenses. RMB703 million and RMB13 million were included in other liabilities (Note 18) for the units not exercised and exercised but not paid as at 31 December 2008 (as at 31 December 2007: RMB1,277 million and RMB13 million respectively). The unrecognized compensation cost of outstanding units is approximately RMB121 million as at 31 December 2008 (as at 31 December 2007: RMB471 million), which is expected to be recognized within the next year.

On 12 June 2007, another award of stock appreciation rights was approved by the Board of Directors of the Company. The exercise price of the award was HK$25.71, the average closing price of shares in the five trading days prior to 1 January 2007. As at 31 December 2008, the stock appreciation rights had not been granted.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

29	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting in May 2008, a final dividend of RMB0.42 per ordinary share totalling RMB11,871 million in respect of the year ended 31 December 2007 was declared and was paid in July 2008. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2008.

Pursuant to a resolution passed at the meeting of the Board of Directors on 25 March 2009, a final dividend of RMB0.23 per ordinary share totalling approximately RMB6,501 million for the year ended 31 December 2008 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided in the consolidated financial statements for the year ended 31 December 2008.

30	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2008:

Significant related party	Relationship with the Company
China Life Insurance (Group) Company	The ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
GDB	An associate of the Company
CLP&C	An associate of the Company and under common control of the ultimate holding company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
Beijing Zhongbaoxin Real Estate Development Co., Limited (“Zhongbaoxin”)	A subsidiary of a subsidiary of the ultimate holding company
China Life Insurance (Overseas) Co., Limited. (“China Life Overseas”)	Under common control of the ultimate holding company
China Life Franklin Asset Management Co., Limited (“AMC HK”)	A subsidiary of a subsidiary of the Company
China Life Insurance Brokers Company Limited	An associate of the Company
China Life Investment Holding Company Limited (“IHC”)	Under common control of the ultimate holding company

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties for the year ended 31 December 2008.

			For the year ended 31 December
	Note		2008	2007
			RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i	)	1,298	1,426
Asset management fee earned from CLIC	(ii	)	243	104
Rewards from CLIC for non-transferred policies	(iii	)	88	70
Dividends to CLIC			8,116	2,705
Property, plant and equipment purchased from CLIC			—	495
Property leasing expense charged by CLIC	(iv	)	33	66
Dividends to CLIC from AMC			93	42
Non-performing assets management fee earned from CLIC and others			16	—
Pre-operating salary expenses paid on behalf of Pension Company by CLIC			—	9
Asset management fee earned from China Life Overseas	(ii	)	15	15
Asset management fee earned from CLP&C	(ii	)	2	4
Property Insurance payments to CLP&C			29	24
Claim payment and others to the Company from CLP&C			46	—
Brokerage fee and others from CLIC&C	(v	)	79	—
Additional capital contribution to CLP&C	(vi	)	1,200	—
Rentals, deposits and project payments to Zhongbaoxin	(vii	)	18	16
Property leasing expense charged by IHC	(iv	)	33	—
Asset management fee earned from IHC	(viii	)	21	—
Transaction with GDB				—
Interest income earned from GDB			361	140
Brokerage fee charged by GDB	(ix	)	25	7
Transaction with AMC
Asset management fee expense charged to the Company by AMC	(ii	)	362	390
Dividends to the company			140	62
Insurance payments and other payments to the Company by AMC	(ii	)	1	—
Brokerage fee to the Company	(x	)	1	—
Transaction with Pension Company
Additional capital contribution to Pension Company	(xi	)	1,855	—
Expenses paid on behalf of Pension Company			79	8
Brokerage fee to the Company	(x	)	1	—
Transaction with AMC HK
Investment management fee expense charged to the Company by AMC HK	(ii	)	7	—

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Note:

(i)	As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into an agreement on 24 December 2005 to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, to which a profit margin is added. The policy management fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The agreement would be automatically renewed for a three year term subject to compliance with the Stock Exchange regulations unless a written notice of non renewal is issued by the Company or the Group 180 days prior to the expiration of the contract or the renewed term. The Company and the Group could modify term of policy management fee based on the current market terms when renewing the contract. Otherwise, the original fee term would apply. On 30 December 2008, the Company and CLIC signed a renewal agreement to extend the contract signed on 24 December 2005 to 31 December 2011, with all the terms unchanged. The policy management fee income is included in other income in consolidated income statement.

(ii)	In December 2005, CLIC and the AMC have entered into an agreement, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee was calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined with reference to the applicable management fee rate pre-determined for each specified category of assets managed by the AMC to arrive at a comprehensive service fee rate. On 30 December 2008, CLIC and AMC signed a renewal agreement, which expanded the effective period of the original agreement to 31 December 2011. The service fee is calculated in the same way of original agreement and would be adjusted according to the performance.

In December 2005, The Company and the AMC have entered into a separate agreement, whereby the Company agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. On 30 December 2008, the Company and AMC signed a renewal agreement, which expanded the effective period of the original agreement to 31 December 2009. The variable service fee changes to 20% of the fixed service fee per annum payable annually and is adjusted according to the performance.

In March 2007, CLP&C and the AMC have entered into an agreement, whereby CLP&C agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and the service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.2%, divided by 12. The variable service fee equals to 10% of the excess return per annum payable annually.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Notes: (continued)

(ii)	(continued)

In September 2007, China Life Overseas and the AMC HK have entered into an agreement, whereby China Life Overseas agreed to pay the AMC HK a management service fee at a basis rate and calculated based on actual net investment return yield.

In April 2007, Pension Company and the AMC have entered into an agreement, whereby Pension Company agreed to pay the AMC a fixed service fee and a bonus for excess return per annum. The fixed service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The bonus equals to 10% of the excess return per annum payable annually.

In May 2008, the Company and the AMC HK have entered into a “Offshore Investment Management Service Agreement for Entrusted Fund”, whereby the Company agreed to pay AMC HK Primary and Secondary Market asset management fee. The fixed asset management fee is calculated on a monthly basis, and paid quarterly. Asset management fee for the Primary market is calculated on a rate of 2% of the total investment realised gains. Asset management fee for the Secondary market is calculated by a fixed rate of 0.45%.

The asset management fee charged to the Company and Pension Company by AMC and AMC HK is eliminated through the consolidated income statement.

(iii)	The Company assisted CLIC to mitigate business risk arising from non-transferred policies, and received in 2008 a fee income of RMB88 million (2007: RMB70 million) from CLIC as the reward for such non-transferrable policies.

(iv)	In January 2007, the Company has entered into a property leasing agreement with CLIC, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of CLIC. The rental was payed on a semi annual basis and the rent of the buildings subleased by CLIC was payed directly to the owner. The agreement will expire on December 2009.

In November 2008, the Company, CLIC and IHC entered into a property leasing transfer agreement. According to the agreement, CLIC has effectively transferred the rights and obligations of the property leasing agreement to IHC in June 2008. Apart from the transfer of the rights and obligations, the terms of the original property leasing agreement remains unchanged.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Notes: (continued)

(v)	In November 2008, the Company and CLP&C entered into an agreement, whereby CLP&C entrusted the Company to act as an agent to sell appointed insurance products in authorized areas. The service fee is determined according to cost (tax included) added marginal profit.

(vi)	In May 2008, the Company and CLP&C entered into an agreement, whereby CLP&C’s share capital would increase RMB3,000 million, of which the Company subscribed for RMB1,200 million. The subscription has been paid on 26 May, 2008. CIRC approved the change of registered capital of CLP&C on 6 July, 2008.

(vii)	The Group made certain project payments to third parties through Zhongbaoxin and paid other miscellaneous expenditures mainly comprised of rentals and deposits to Zhongbaoxin.

(viii)	In December 2007, the Company and IHC entered into a trust agreement on CLIC’s residual asset management, whereby IHC entrusted the Company to manage CLIC’s fixed assets and non-performing assets. The initial agreement between IHC and CLIC entitled IHC the right to transfer the residual assets to a third party. Persuant to the trust agreement, IHC is subject to pay a basic management fee, a third party management fee and clearance brokerage fee for the residual assets. Basic fee for fixed asset is calculated on a rate of 0.21%. The asset management fee for non-performing asset is calculated on a rate of 0.24%. Payment is on a semi annual basis. Third party management fee is for the necessary expense payable to administrative organizations, intermediate organizations and third party. Clearance brokerage fee in 2008 is calculated by the rate of 12% on net basis of cash receipt and disposal cost.

(ix)	In April 2007, the Company and GDB entered into a five year individual bank insurance agency agreement. All insurance products suitable for delivery through bank channels are involved in the agreement. GDB will provide services, including selling insurance products, receiving premiums, paying benefits. The company has agreed to pay commission fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received and a fixed commission rate; or 2) A monthly commission fee, calculated on a monthly basis, by multiplying number of policy being handled and fixed commission rate which is not more than RMB1 per policy, where GDB handles premiums receipts and benefits payments. The agreement will expire in five years.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with significant related parties (continued)

Notes: (continued)

(x)	In November 2007, the Company and Pension Company entered into an agreement, whereby Pension Company entrusted the Company to sale enterprise annuity fund and provide customer service. The service fee is calculated on a rate of 80% of first year management fee. The agreement term is one year and is subject to an automatic renewal for one year.

In June 2007, the Company and AMC entered into an agreement, whereby AMC entrusted the Company to provide market developing service and enterprise annuity asset management service. The service fee is calculated by the first year actual asset management fee collected deducted by risk reserve and other related fees. The agreement expired on 31 December 2008.

(xi)	In June 2008, the Company and China Credit Trust Co., Ltd (“CCTIC”) made capital injection to Pension Company. Pension Company’s share capital was increased to RMB2,500 million after the capital contribution. As a result, the ownership percentage of the Company, CLIC, AMC and CCTIC was 87.4%, 6.0%, 4.8% and 1.8%, respectively.

(c)	Amounts due from/to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in GDB.

	As at 31 December	As at 31 December
	2008	2007
	RMB million	RMB million
Amount due from CLIC (Note 13)	684	739
Amount due to CLIC	—	(40)
Amount due from China Life Overseas	8	13
Amount due from CLP&C	2	5
Amount due to CLP&C	(28)	—
Amount deposited with GDB	7,114	6,832
Amount due from Zhongbaoxin	1	1
Amount due to Zhongbaoxin	(8)	(5)
Amount due from IHC	21	—
Amount due to IHC	(33)	—

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

30	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(d)	Key management compensation

	For the year ended 31 December
	2008	2007
	RMB million	RMB million
Salaries and other short-term employee benefits	24	27
Termination benefits	—	—
Post-employment benefits	—	—
Other long-term benefits	—	—

Total	24	27

(e)	Transactions with state-owned enterprises

Under HKAS 24, business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties.

As at 31 December 2008, more than 76% (as at 31 December 2007: more than 68%) of bank deposits were with state-owned banks; approximately 87% (as at 31 December 2007: approximately 96%) of the issuers of corporate bonds and subordinated bonds held by the Group were state-owned enterprises. For the year ended 31 December 2008, more than 70% (for the year ended 31 December 2007: more than 74%) of the group insurance business of the Group were with state-owned enterprises; approximately 83% (for the year ended 31 December 2007: approximately 83%) of bank assurance brokerage charges of RMB5,883 million (for the year ended 31 December 2007: RMB2,085 million) were paid to state-owned banks and post office; almost all of the reinsurance agreements of the Group are entered into with a state-owned reinsurance company; more than 76% (for the year ended 31 December 2007: more than 68%) of bank deposit interest income were from state-owned banks.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

31	SHARE CAPITAL

	As at 31 December 2008		As at 31 December 2007
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorized, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2008, the Company’s share capital is as follows:

	As at 31 December 2008
	No. of shares	No. of shares
Owned by CLIC	19,323,530,000	19,324
Owned by other shareholders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed	7,441,175,000	7,441

Total	28,264,705,000	28,265

Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange. The shares owned by CLIC are not transferable until 11 January 2010.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

32	RESERVES

Group	Additional Paid in Capital RMB million	Unrealised gains/ (losses) RMB million	Reserve Fund RMB million (a)	General reserve RMB million (b)	Exchange differences on translating foreign operations RMB million	Others RMB million	Total RMB million
As at 1 January 2007	61,086	13,546	2,736	—	—	—	77,368
Unrealised gains/(losses)
– arising from available-for-sale securities during the period	—	64,328	—	—	—	—	64,328
– reclassification adjustment for losses included in income statement	—	(14,658)	—	—	—	—	(14,658)
– impact from available-for-sale securities on other assets and liabilities	—	(10,568)	—	—	—	—	(10,568)
Subtotal before tax	—	39,102	—	—	—	—	39,102

– tax on unrealised gains	—	(8,159)	—	—	—	—	(8,159)
– arising from share of results of associates	—	(30)	—	—	—	—	(30)
Appropriation to reserve	—	—	3,752	2,792	—	—	6,544

Change in the year	—	30,913	3,752	2,792	—	—	37,457

As at 31 December 2007	61,086	44,459	6,488	2,792	—	—	114,825

Unrealised gains/(losses)
– arising from available-for-sale securities during the period	—	(61,534)	—	—	—	—	(61,534)
– reclassification adjustment for gains included in income statement	—	4,853	—	—	—	—	4,853
– impact from available-for-sale securities on other assets and liabilities	—	10,631	—	—	—	—	10,631
Subtotal before tax	—	(46,050)	—	—	—	—	(46,050)

– tax on unrealised losses	—	11,512	—	—	—	—	11,512
– arising from share of results of associates	—	291	—	—	—	—	291
Appropriation to reserve	—	—	3,801	1,009	—	—	4,810
Other	—	—	—	—	(1)	(9)	(10)

Change in the year	—	(34,247)	3,801	1,009	(1)	(9)	(29,447)

As at 31 December 2008	61,086	10,212	10,289	3,801	(1)	(9)	85,378

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

32	RESERVES (continued)

Company	Additional paid in capital RMB million	Unrealised gains/ (losses) RMB million	Reserve fund RMB million (a)	General reserve RMB million (b)	Total RMB million
As at 1 January 2007	60,007	13,512	2,688	—	76,207
Unrealised gains/(losses)
– arising from available-for-sale securities during the period	—	64,222	—	—	64,222
– reclassification adjustment for losses included in income statement	—	(14,596)	—	—	(14,596)
– impact from available-for-sale securities on other assets and liabilities	—	(10,568)	—	—	(10,568)
Subtotal before tax	—	39,058	—	—	39,058

– tax on unrealised gains	—	(8,153)	—	—	(8,153)
Appropriation to reserve	—	—	3,752	2,792	6,544

Change in the year	—	30,905	3,752	2,792	37,449

As at 31 December 2007	60,007	44,417	6,440	2,792	113,656

Unrealised gains/(losses)
– arising from available-for-sale securities during the period	—	(61,444)	—	—	(61,444)
– reclassification adjustment for gains included in income statement	—	4,789	—	—	4,789
– impact from available-for-sale securities on other assets and liabilities	—	10,631	—	—	10,631
Subtotal before tax	—	(46,024)	—	—	(46,024)

– tax on unrealised gains	—	11,507	—	—	11,507
Appropriation to reserve	—	—	3,801	1,009	4,810

Change in the year	—	(34,517)	3,801	1,009	(29,707)

As at 31 December 2008	60,007	9,900	10,241	3,801	83,949

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

32	RESERVES (continued)

(a)	Under relevant PRC law, the Company is required to transfer 10% of its net profit to statutory reserve fund. The Company appropriated 10% of net profit which is RMB1,009 million to statutory reserve fund for the year ended 31 December 2008. In May 2008, approved by Annual General Meeting, the Company appropriated 10% of net profit for the year ended 31 December 2007 which is RMB2,792 million to discretionary welfare fund. The total appropriation to discretionary reserve fund and statutory welfare fund in 2008 is RMB3,801million (for the year ended 31 December 2007: RMB3,752 million).

(b)	Pursuant to “Financial Standards of Financial Enterprises-Implementation Guide” issued by Ministry of Finance of People’s Republic of China on 30 March 2007, for the year ended 31 December 2008, the Company appropriated 10% of net profit which is RMB1,009 million (for the year ended 31 December 2007: RMB2,792 million) to general reserve for future uncertain disasters, which can not be used for dividend distribution or share capital increment.

Under related PRC law, dividends may be paid only out of distributable profits. Distributable profits generally means the Company’s after-tax profits as determined under accounting standards generally accepted in PRC or HKFRS, whichever is lower, less any recovery of accumulated losses and allocations to statutory funds that the Company is required to make, subject to further regulatory restrictions. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years. The amount of distributable retained earnings based on the above is RMB28,650million as at 31 December 2008 (as at 31 December 2007: RMB31,881 million).

33	CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	Group		Company
	As at 31 December 2008	As at 31 December 2007	As at 31 December 2008	As at 31 December 2007
	RMB million	RMB million	RMB million	RMB million
Pending lawsuits (b)	96	66	96	66

(a)	The Company and certain of its past directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between 16 March 2004 and 14 May 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO.04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on 19 January 2005, which names the Company, Wang Xianzhang (past director), Miao Fuchun (past director) and Wu Yan (past director) as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on the lawsuits. On 3 September 2008, the U.S. District Court for the Southern District of New York granted summary judgement to the Company, finding that the plaintiffs’ claims lacked merit and dismissed the complaint. The plaintiffs then filed a notice of appeal to the U.S. Court of Appeals for the Second Circuit on 14 October 2008. Final resolution refers to Note 38. No provision has been made with respect to these lawsuits.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

33	CONTINGENCIES (continued)

(b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.

34	COMMITMENTS

(a)	Capital commitments

i)	Capital commitments for property, plant and equipment

	Group		Company
	As at 31 December 2008	As at 31 December 2007	As at 31 December 2008	As at 31 December 2007
	RMB million	RMB million	RMB million	RMB million
Contracted but not provided for	878	310	620	300

ii)	Capital commitments to acquire Bohai Venture Capital Fund

The Group committed to contribute RMB500 million to Bohai Venture Capital Fund and RMB5 million to Bohai Venture Capital Fund Management Company of which RMB180 million had been paid at 31 December 2008. The remaining RMB325 million will be paid when called.

(b)	Operating lease commitments

The future minimum lease payments under non-cancelable operating leases are as follows:

	Group		Company
	As at 31 December 2008	As at 31 December 2007	As at 31 December 2008	As at 31 December 2007
	RMB million	RMB million	RMB million	RMB million
Land and buildings
Not later than one year	238	206	232	202
Later than one year but not later than five years	383	316	381	314
Later than five years	44	29	44	29

Total	665	551	657	545

The operating lease payments charged to the consolidated income statement for the year ended 31 December 2008 was RMB482million (for the year ended 31 December 2007: RMB391 million).

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

35	INVESTMENTS IN SUBSIDIARIES

	As at 31 December
	2008	2007
Company	RMB million	RMB million
Unlisted investments at cost:	2,785	930

Name	Place of incorporation and operation	Principal activities	Percentage of equity interest held
China Life Asset Management Company Limited	People’s Republic of China	Asset management	60% directly
China Life Franklin Asset Management Co., Limited	Hong Kong, China	Asset management	50% indirectly
China Life Pension Company Limited	People’s Republic of China	Pension and annuity	92.2% directly and indirectly

36	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION

(a)	Directors’ emoluments

The aggregate amounts of emoluments paid to directors of the Company for the year ended 31 December 2008 are as follows:

	Fee	Salaries	Discretionary bonuses	Inducement fees	Other benefits	Compensation for loss of office as director	Total
Name	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Yang Chao	—	1,390,000	290,000	—	—	—	1,680,000
Wan Feng	—	1,320,000	280,000	—	—	—	1,600,000
Lin Dairen (a)	—	1,180,000	330,000	—	—	—	1,510,000
Liu Yingqi (a)	—	1,180,000	330,000	—	—	—	1,510,000
Miao Jianmin (a)	—	—	—	—	—	—	—
Shi Guoqing	—	—	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—	—	—
Long Yongtu	300,000	—	—	—	—	—	300,000
Sun Shuyi	320,000	—	—	—	—	—	320,000
Ma Yongwei	300,000	—	—	—	—	—	300,000
Chau Tak Hay	320,000	—	—	—	—	—	320,000
Cai Rang	320,000	—	—	—	—	—	320,000
Ngai Wai Fung	320,000	—	—	—	—	—	320,000

Notes:

(a)	Appointed on 27 October 2008

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

36	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(a)	Directors’ emoluments (continued)

The aggregate amounts of emoluments paid to directors of the Company for the year ended 31 December 2007 are as follows:

	Fee	Salaries	Discretionary bonuses	Inducement fees	Other benefits	Employer’s contribution to pension scheme	Compensation for loss of office as director	Total
Name	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Yang Chao	—	640,000	1,325,333	—	—	21,164	—	1,986,497
Wu Yan (a)	—	53,333	1,105,722	—	—	1,640	—	1,160,695
Wan Fen	—	613,625	1,248,425	—	—	21,164	—	1,883,214
Shi Guoqing	—	—	—	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—	—	—	—
Long Yongtu	250,000	—	—	—	—	—	—	250,000
Sun Shuyi	270,000	—	—	—	—	—	—	270,000
Ma Yongwei	250,000	—	—	—	—	—	—	250,000
Chau Tak Hay	270,000	—	—	—	—	—	—	270,000
Cai Rang	270,000	—	—	—	—	—	—	270,000
Ngai Wai Fung	270,000	—	—	—	—	—	—	270,000

Notes:

(a)	Resigned on 26 January 2007

In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, amount of which has not been apportioned between their services to the Company and their services to CLIC.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

36	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2008 are as follows:

	Salaries	Discretionary bonuses	Inducement fees	Other benefits	Total
Name	RMB	RMB	RMB	RMB	RMB
Xia Zhihua	1,180,000	330,000	—	—	1,510,000
Wu Weimin	603,400	196,600	—	—	800,000
Qing Ge	603,400	196,600	—	—	800,000
Yang Hong	553,000	237,000	—	—	790,000
Tian Hui	—	—	—	150,000	150,000

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2007 are as follows:

	Salaries	Discretionary bonuses	Inducement fees	Other benefits	Employer’s contribution to pension scheme	Total
Name	RMB	RMB	RMB	RMB	RMB	RMB
Xia Zhihua	533,500	1,095,367	—	—	21,164	1,650,031
Wu Weimin	331,500	499,900	—	—	21,164	852,564
Qing Ge	334,208	500,775	—	—	21,164	856,147
Yang Hong	344,500	463,417	—	—	21,164	829,081
Tian Hui	—	—	—	120,000	—	120,000

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

36	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(c)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company include four (2007: two) directors whose emoluments are reflected in the analysis presented above.

Details of remuneration of the remaining one (2007: three) highest paid individuals are as follows:

	2008	2007
	RMB	RMB
Fees
Basic salaries, housing allowances, and other allowances and benefits in kind	4,347,230	9,619,666

	4,347,230	9,619,666

The emoluments fell within the following bands:

	Number of individuals
	2008	2007
RMB1,500,000 – RMB2,000,000	—	2
RMB4,000,000 – RMB4,500,000	1	—
RMB6,000,000 – RMB6,500,000	—	1

No emoluments have been paid by the Company to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

37	ULTIMATE HOLDING COMPANY

The directors regard China Life Insurance (Group) Company, a company incorporated in the PRC, as being the ultimate holding company.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Notes to the Consolidated Financial Statements

For the year ended 31 December 2008

38	SUBSEQUENT EVENTS

In February 2009, the Company, AMC and CLIC entered into an agreement, whereby AMC’s share capital would increase RMB2,000 million, in form of cash injection and retained earnings conversion. The Company subscribed for RMB1,200 million, which is 60% of the additional capital. The subscription has been paid on 16 February 2009 in form of RMB1,080 million cash and RMB120 million retained earnings conversion. MOF approved the change of registered capital.

For the lawsuit described in Note 33 (a), on 8 January 2009, the plaintiffs filed a motion for voluntary dismissal of that appeal, which motion was granted by the Second Circuit Court on the same day, thus making the New York Southern District Court’s dismissal of their claims final.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Supplementary Information for ADS Holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

(a)	The consolidated financial statements of the Group have been prepared in accordance with HKFRS, which differs in certain significant respects from US GAAP. Difference between HKFRS and US GAAP, which may have significant impacts on consolidated net profit or loss and consolidated shareholders’ equity, are described below.

Impairment Reversal

The impairment reversal as disclosed in Note 21 is due to certain events occurring after the impairment was recognized. Under US GAAP, if an impairment loss is recognized, the adjusted carrying amount of a long-lived asset shall be its new cost basis. Restoration of a previously recognized impairment loss is prohibited. For the year ended 31 December 2008, this difference results in a RMB1,834 million decrease in the US GAAP net profit and a RMB1,834 million increase to the US GAAP equity reserves balance.

Deferred Taxes and Tax Reversal

The tax rate changes as disclosed in Note 25(b) (ii) are accounted for consistently with the accounting for the transaction itself. Therefore, if the underlying temporary difference and related deferred taxes have been recorded in equity, a change due to tax law or tax rates is recorded in equity as well. Under US GAAP, the impact of changes in tax rate or tax law is included in net income even if the original deferred taxes have been recognized in equity. For the year ended 31 December 2007, this difference results in a RMB4,746 million increase in the US GAAP net profit and a corresponding RMB4,746 million decrease to the US GAAP equity reserves balance. The event doesn’t have impact for the year ended 31 December 2008.

There are no other material differences between HKFRS and US GAAP that had an effect on shareholders’ equity as at 31 December 2008 and 2007.

(b)	Disclosures under FAS 157

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is recorded at fair value. FAS157 is effective for financial statements issued for fiscal years beginning after 15 November 2007, and interim periods within those fiscal years.

In February 2008, the FASB issued FSP 157-2, which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities to fiscal years beginning after 15 November 2008, and interim periods within those fiscal years. In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies how FAS 157 should be applied when valuing securities in markets that are not active.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Group recognized financial assets at fair value through income and available-for-sale securities at fair value on a recurring basis in the balance sheet.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Supplementary Information for ADS Holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(b)	Disclosures under FAS 157 (continued)

The Group management is responsible for the determination of the value of the financial assets carried at fair value and the supporting methodologies and assumptions. With respect to debt securities that do not have market closing price from recent transactions, the management utilizes the fair value measurement for individual securities from the independent third-party valuation service provider, through the use of widely accepted valuation models. The inputs used by valuation service providers include, but are not limited to, interest rate yield curves, credit spreads and other market-observable information. The Group employs specific control processes to determine the reasonableness of the fair values of the Group’s financial assets. The control processes are designed to ensure that the value based on quoted prices or received from the valuation service provider are appropriate.

According to the FAS 157, the Group establishes a framework that includes a hierarchy used to classify the inputs used in measuring fair value for financial assets. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Group for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following for the asset being measured: i) sufficient frequency and volume, ii) current prices, iii) price quotes not varying substantially among market makers, iv) narrow bid or ask spreads and v) most information publicly available. The Group’s Level 1 assets primarily include certain debt securities, equity securities and derivative contracts that are traded in an active exchange market or inter-bank market. Prices are obtained from readily available sources for market transactions involving identical assets.

Level 2: Fair value is based on significant inputs, other than Level 1 quoted price, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include: i) quoted market prices for similar assets in active markets; ii) quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. The Group’s Level 2 assets include: certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Fair value provided by valuation service providers are subject to validation by management.

Under certain conditions, the Group may not received price from independent third party pricing services. In this instance, the Group may choose to apply internally developed values to the assets being measured. In such cases, the valuations are generally classified as Level 3. Key inputs involved in internal valuation services include, but are not limited to market price from recently completed transactions, interest yield curves, credit spreads, currency rates as well as assumptions made by management based on judgements and experiences.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Supplementary Information for ADS Holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(b)	Disclosures under FAS 157 (continued)

Level 3: Fair value is based on at least one or more significant unobservable inputs for the assets being measured. These unobservable inputs reflect the Group’s view about the assumptions used by market participants in pricing the assets being measured. The Group’s Level 3 assets primarily include: subordinated debts, certain corporate and government agency bonds and certain equity securities. Prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques.

(i)	The table below presents the balances of assets measured at fair value on a recurring basis:

	Fair Value Measurements at 31 December, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:
Debt securities
– available-for-sale securities	82,506	273,329	385	356,220
– at fair value through income (held-for-trading)	2,001	5,735	—	7,736
Equity securities
– available-for-sale securities	67,365	347	1,007	68,719
– at fair value through income (held-for-trading)	6,341	7	15	6,363

Total	158,213	279,418	1,407	439,038

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Supplementary Information for ADS Holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(b)	Disclosures under FAS 157 (continued)

(ii)	The following tables provide a summary of the changes in fair value of Level 3 assets for the year of 2008, as well as the portion of gains or losses recorded in income for the year of 2008 related to the Level 3 assets that remained in the consolidated balance sheet at 31 December, 2008::

	Fair Value Measurements Using Significant Unobservable Inputs(Level 3)
	Debt securities		Equity securities		Total
	Available- for-sales securities	Financial assets at fair value through income (held-for-trading)	Available- for-sales securities	Financial assets at fair value through income (held-for-trading)
As at 1 January 2008	300	—	153	—	453
Total gains/(losses) (realized/unrealized):
Included in earnings:
Net fair value losses on assets at fair value through income	—	—	—	(15)	(15)
Included in other comprehensive income	3	—	(121)	—	(118)
Net investment loss	(4)	—	—	—	(4)
Purchases and sales, issurance and settlements-net	—	—	328	—	328
Transfers in and/or out of Level 3	86	—	647	30	763

As at 31 December 2008	385	—	1,007	15	1,407

Change in unrealized gains or losses relating to assets still held at 31 December, 2008 included in earnings and other comprehensive income	3	—	(121)	(15)	(133)

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Supplementary Information for ADS Holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(c)	Disclosures about available-for-sale securities held continuously in an unrealised loss position for the time periods.

		As at 31 December 2008
		Less than 6 months RMB million	More than 6 months but less than 12 months RMB million	More than 12 months RMB million	Total RMB million

Debt securities

Government bonds	Fair value	1,612	—	—	1,612
	Unrealised losses	(166)	—	—	(166)

Government agency bonds	Fair value	14,552	300	74	14,926
	Unrealised losses	(483)	(4)	(3)	(490)

Corporate bonds	Fair value	4,486	2,114	3,162	9,762
	Unrealised losses	(84)	(29)	(57)	(170)

Subordinate bonds/debts	Fair value	977	—	—	977
	Unrealised losses	(15)	—	—	(15)

Equity securities	Fair value	25,230	10,897	—	36,127
	Unrealised losses	(5,943)	(5,205)	—	(11,148)

Total temporarily impaired securities	Fair value	46,857	13,311	3,236	63,404

	Unrealised losses	(6,691)	(5,238)	(60)	(11,989)

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Supplementary Information for ADS Holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(c)	Disclosures about available-for-sale securities held continuously in an unrealised loss position for the time periods (continued)

		As at 31 December 2007
		Less than 6 months RMB million	More than 6 months but less than 12 months RMB million	More than 12 months RMB million	Total RMB million

Debt securities

Government bonds	Fair value	15,596	29,715	—	45,311
	Unrealised losses	(300)	(2,432)	—	(2,732)

Government agency bonds	Fair value	31,872	21,289	—	53,161
	Unrealised losses	(1,366)	(4,072)	—	(5,438)

Corporate bonds	Fair value	21,308	11,340	—	32,648
	Unrealised losses	(1,498)	(1,344)	—	(2,842)

Subordinate bonds/debts	Fair value	5,852	415	—	6,267
	Unrealised losses	(626)	(94)	—	(720)

Equity securities	Fair value	4,324	1	—	4,325
	Unrealised losses	(537)	—	—	(537)

Total temporarily impaired securities	Fair value	78,952	62,760	—	141,712

	Unrealised losses	(4,327)	(7,942)	—	(12,269)

Available-for-sale securities have generally been identified as temporarily impaired if their amortised cost as at 31 December 2008 was greater than their fair value, resulting in an unrealised loss. Unrealised losses in respect of financial assets at fair value through income have been included in net income and have been excluded from the above table. Unrealised losses from debt securities are largely due to interest rate fluctuations. Based on a review of these financial assets, it is believed that the contractual terms of these available-for-sale securities will be met. A total 71 debt securities positions and 270 equity securities positions were in an unrealised loss position at 31 December 2008 of which 49 debt securities and 191 equity securities positions were in a continuous loss position for less than 6 months, 4 debt securities and 113 equity security positions for more than 6 months but less than 12 months, 26 debt securities positions for more than 12 months.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Supplementary Information for ADS Holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(d)	Comprehensive income

	2008 RMB million	2007 RMB million

Net profit attributable to shareholders of the Company	19,443	43,625
Total other comprehensive income, unrealised gains, net of tax	(32,413)	26,167

Total comprehensive income	(12,970)	69,792

(e)	Recently issued US accounting standards

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. Details of FAS 157 has been described in Note (b). The Group adopted FAS 157 on 1 January 2008 except for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis, and disclosed financial information under FAS 157 on the Group’s consolidated financial statement.

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FAS 159 permits entities to choose to measure at fair value for certain financial instruments and certain other items those are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. FAS 159 also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. FAS 159 is effective for financial statements issued for accounting periods beginning on or after 15 November 2007. The Group adopted this guidance on 1 January 2008 and it did not have a material effect on the Group’s consolidated financial position or results of operations.

In April 2007, the FASB issued FSP Interpretation (FIN) 39-1, “Amendment of FASB Interpretation No. 39.” FSP FIN 39-1 modifies FIN No. 39, “Offsetting of Amounts Related to Certain Contracts,” and permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. This FSP is effective for fiscal years beginning after 15 November 2007 and is required to be applied retrospectively to financial statements for all periods presented. The Group adopted this guidance on 1 January 2008 and it did not have a material effect on the Group’s consolidated financial position or results of operations.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Supplementary Information for ADS Holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(e)	Recently issued US accounting standards (continued)

In December 2007, the FASB issued FAS 160, “Noncontrolling Interests in Consolidated Financial Statements.” FAS 160 will change the accounting for minority interests, which will be recharacterized as noncontrolling interests and classified by the parent company as a component of equity. The noncontrolling interests’ share of subsidiary income should be reported as a part of consolidated net income with disclosure of the attribution of consolidated net income to the controlling and noncontrolling interests on the face of the consolidated statement of income. This statement is effective for fiscal years beginning on or after 15 December 2008, with early adoption prohibited. Upon adoption, FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests and prospective adoption for all other requirements. The Group is currently assessing the impact of FAS 160 on the Group’s consolidated financial position and results of operations.

In December 2007, the FASB issued FAS 141R, “Business Combinations.” This statement addresses the accounting for business acquisitions with a number of changes. Among other things, the new standard broadened the transactions or events that are considered business combinations. It requires that all acquisition-related costs be expensed as incurred, and that all restructuring costs related to acquired operations be expensed as incurred. This new standard also addresses the current and subsequent accounting for assets and liabilities arising from contingencies acquired or assumed and, for acquisitions both prior and subsequent to 31 December 2008, requires the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. This statement is effective for fiscal years beginning on or after 15 December 2008, with early adoption prohibited, and generally applies to business acquisitions completed after 31 December 2008. The Group is currently assessing the impact of FAS 141R on the Group’s consolidated financial position and results of operations.

In February 2008, the FASB issued FSP FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” FSP FAS 140-3 provides guidance on accounting for a transfer of a financial asset and a repurchase financing and presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. This FSP is effective for fiscal years beginning after 15 November 2008, and interim periods within those fiscal years. Earlier application is not permitted. The Group is currently assessing the impact on the Group’s consolidated financial position and results of operations.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Supplementary Information for ADS Holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(e)	Recently issued US accounting standards (continued)

In March 2008, the FASB issued FAS 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; the relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-risk-related contingent features for derivatives. FAS 161 does not change the accounting treatment for derivative instruments. FAS 161 is effective for the Group’s financial statements for the year beginning on January 1, 2009. The Group is currently assessing the impact of this statement on the Group’s consolidated financial position and results of operations.

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets” This guidance for determining the useful life of a recognized intangible asset applies prospectively to intangible assets acquired individually or with a group of other assets in either an asset acquisition or business combination. FSP FAS 142-3 is effective for the Group’s financial statements for the year beginning on January 1, 2009. The Group is currently evaluating the impact that FSP FAS 142-3 will have on the Group’s consolidated financial position and results of operations.

In May 2008, the FASB issued FSP Accounting Principles Board (APB) Opinion 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”. FSP APB 14-1 requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. Retrospective application to all periods presented is required. FSP APB 14-1 is effective for the Group’s financial statements for the year beginning on January 1, 2009. The Group is currently evaluating the impact that FSP APB 14-1 will have on the Group’s consolidated financial position and results of operations.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Supplementary Information for ADS Holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(e)	Recently issued US accounting standards (continued)

In May 2008, the FASB issued FAS 163, Accounting for Financial Guarantee Insurance Contracts. This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how FAS 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. This Statement does not apply to financial guarantee insurance contracts that would be within the scope of FAS 133. The standard will be effective for the Group beginning 1 January 2009. The Group is currently assessing the impact of this FSP on the Group’s consolidated financial position and results of operations.

In June 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) Issue 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. This FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (“EPS”) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, Earnings per Share. The FSP will be effective for financial statements issued for fiscal years and interim periods beginning after 15 December 2008. All prior period EPS data presented shall be adjusted retrospectively to conform to the provisions of this FSP. The Group is currently assessing the impact of this FSP on the Group’s consolidated financial position and results of operations.

In September 2008, the FASB issued FSP 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement 133 and FASB FIN 45; and Clarification of the Effective Date of FASB Statement 161” (FSP 133-1). FSP 133-1 requires expanded disclosures about credit derivatives and guarantees. The expanded disclosure requirements for FSP 133-1 were effective but not applicable for the Group’s financial statements for the year ending 31 December 2008. The adoption of FSP 133-1 did not impact the Group’s results of operations, cash flows or financial position.

In September 2008, EITF Issued 08-07: “Accounting for Defensive Intangible Assets”. This issue applies to acquired intangible assets in situations in which an entity does not intend to actively use the asset, but intends to hold the asset to prevent others from obtaining access to the asset, except for intangible assets that are used in research and development activities. This issue is effective for the Company’s financial statements for the year beginning on 1 January 2009. The Group is currently evaluating the impact that EITF 08-07 will have on the Group’s consolidated financial position and results of operations.

In December 2008, the FASB issued FSP FAS 132(R)-1, which amends FASB Statement No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. It also includes a technical amendment to Statement 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after 15 December 2009. The Group is currently evaluating the impact that FSP APB 14-1 will have on the Group’s consolidated financial position and results of operations.

China Life Insurance Company Limited ■ Annual Report 2008

Commission File Number 001-31914

Supplementary Information for ADS Holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(e)	Recently issued US accounting standards (continued)

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”. It amends FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125” to require public entities to provide additional disclosures about transferors’ continuing involvements with transferred financial assets. It also amends FIN 46 (revised December 2003) “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (FIN 46R) to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. The expanded disclosure requirements for FSP FAS 140-4 and FIN 46(R)-8 are effective for the first period ending after 15 December 2008, with earlier application encouraged. The Group is currently assessing the impact on the Group’s consolidated financial position and results of operations.

In December 2008, the FASB issued FSP FIN 48-3 “Effective Date of FIN No. 48 for Certain Nonpublic Enterprises”. This FSP defers the effective date of FIN 48, Accounting for Uncertainty in Income Taxes, for certain nonpublic enterprises. FSP FIN 48-3 is not applicable for the Group.

On January 2009, the FASB issued FSP EITF 99-20-1, “Amendments to the Impairment and Interest Income Measurement Guidance of EITF Issue No. 99-20”. FSP EITF 99-20-1 changed the guidance for the determination of whether an impairment of certain non-investment grade, beneficial interests in securitized financial assets is considered other-than-temporary. FSP EITF 99-20-1 is effective for the Group’s financial statements for the year ending 31 December 2008. The adoption of FSP EITF 99-20-1 did not impact the Group’s results of operations, cash flows or financial position.

In case of any discrepancy between the printed version and the website version of this annual report, the website version shall prevail.

China Life Insurance Company Limited ■ Annual Report 2008